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Exhibit 99.1

                        , 2014

Dear Simon Property Group, Inc. shareholder:

            We are pleased to inform you that on                        , 2014, the board of directors of Simon Property Group, Inc. ("SPG") declared the distribution of common shares of SPG SpinCo Subsidiary Inc. ("SpinCo"), a wholly owned subsidiary of SPG, to SPG shareholders. SpinCo holds, directly or indirectly, SPG's interests in 44 smaller enclosed malls, each of which generate annual net operating income of approximately $10 million or less, and 54 strip centers.

            This is a significant transaction which we believe will unlock the potential of the strip centers and malls to be owned by SpinCo. We believe we are creating a new company that has both a strong SPG heritage and all of the requisite tools and financial strength needed to grow its business and succeed. At the same time, this transaction allows SPG to focus on its global portfolio of larger malls, Mills® and Premium Outlets® while maintaining its considerable scale and conservative leverage profile.

            The distribution of SpinCo common shares will occur on                        , 2014 by way of a pro rata special dividend to SPG shareholders. Each SPG shareholder will be entitled to receive                 SpinCo common share(s) for each share of SPG common stock held by such shareholder as of the close of business on                        , 2014, which is the record date for the distribution. The SpinCo common shares will be issued in book-entry form only, which means that no physical share certificates will be issued. We expect that the separation and distribution will be tax-free to SPG shareholders.

            SPG shareholder approval of the distribution is not required, and you are not required to take any action to receive your SpinCo common shares. Following the distribution, you will own shares in both SPG and SpinCo. The number of shares of SPG stock that you own will not change as a result of this distribution. SPG's common stock will continue to trade on the New York Stock Exchange under the symbol "SPG." SpinCo has been approved to list its common shares on                under the symbol "            ."

            The information statement, which is being mailed to all holders of SPG common stock as of the record date for the distribution, describes the distribution in detail and contains important information about SpinCo, its business, financial condition and operations. We urge you to read the information statement carefully.

            We want to thank you for your continued support of SPG, and we look forward to your future support of SpinCo.

Sincerely,

David Simon Chairman and Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED FEBRUARY 12, 2014

INFORMATION STATEMENT
SPG SpinCo Subsidiary Inc.*

            This information statement is being furnished in connection with the distribution by Simon Property Group, Inc. ("SPG") to its shareholders of all of the outstanding common shares of SPG SpinCo Subsidiary Inc. ("SpinCo"), a wholly owned subsidiary of SPG that will hold directly or indirectly certain assets and liabilities associated with SPG's strip center business and smaller enclosed malls. To implement the distribution, SPG will distribute all of SpinCo common shares on a pro rata basis to the SPG shareholders in a transaction that is intended to qualify as tax-free for U.S. federal income tax purposes.

            For every share of SPG common stock held of record by you as of the close of business on                      , 2014, the record date for the distribution, you will receive             SpinCo common shares. You will receive cash in lieu of any fractional SpinCo common shares that you would have received after application of the above ratio. As discussed under "The Separation — Trading Between the Record Date and Distribution Date," if you sell your shares of SPG common stock in the "regular-way" market after the record date and before the distribution, you also will be selling your right to receive SpinCo common shares in connection with the separation. We expect the SpinCo common shares to be distributed by SPG to you on                      , 2014. We refer to the date of the distribution of the SpinCo common shares as the "distribution date."

            No vote of SPG shareholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send SPG a proxy in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of SPG common stock or take any other action to receive your SpinCo common shares.

            There is no current trading market for SpinCo common shares, although we expect that a limited market, commonly known as a "when-issued" trading market, will develop on or shortly before the record date for the distribution, and we expect "regular-way" trading of SpinCo common shares to begin on the first trading day following the completion of the distribution. SpinCo has applied to have its common shares authorized for listing on the            under the symbol            .

            SpinCo intends to elect and qualify to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes, from and after SpinCo's taxable year that includes the distribution. To assist SpinCo in qualifying as a REIT, among other purposes, SpinCo's amended and restated articles of incorporation will contain various restrictions on the ownership and transfer of its capital stock, including a provision pursuant to which shareholders will generally be restricted from owning more than 8% by value or number of shares, whichever is more restrictive, of its outstanding shares of capital stock. Please refer to "Description of Our Capital Stock — Restrictions on Ownership and Transfer of Our Capital Stock."

            In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 27.

            Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

            This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

            The date of this information statement is                      , 2014.

            This information statement was first mailed to SPG shareholders on or about                      , 2014.

*
The registrant is currently named SPG SpinCo Subsidiary Inc. Before the effective date of this registration statement, the registrant will change its name.

 Presentation of Information

            Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about SpinCo assumes the completion of all of the transactions referred to in this information statement in connection with the separation. Unless the context otherwise requires, references in this information statement to "SpinCo," "our company," "the company," "us," "our," and "we" refer to SpinCo, an Indiana corporation, and its combined subsidiaries. References to SpinCo's historical business and operations refer to the business and operations of SPG's strip center and smaller enclosed mall businesses that will be transferred to SpinCo in connection with the separation. Unless the context otherwise requires, references in this information statement to "SPG," "Simon," "Simon Property" and "Simon Property Group" refer to Simon Property Group, Inc., a Delaware corporation, and its consolidated subsidiaries. Except as otherwise indicated or unless the context otherwise requires, all references to SpinCo per share data assume a distribution ratio of one SpinCo share for each share of SPG.

i

 INFORMATION STATEMENT SUMMARY

            The following is a summary of material information discussed in this information statement. This summary may not contain all of the details concerning the separation or other information that may be important to you. To better understand the separation and SpinCo's business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all of the transactions referred to in this information statement in connection with the separation. Unless the context otherwise requires, references in this information statement to "SpinCo," "our company," "the company," "us," "our," and "we" refer to SpinCo, an Indiana corporation, and its combined subsidiaries. Unless the context otherwise requires, references in this information statement to "SPG," "Simon," "Simon Property" and "Simon Property Group" refer to Simon Property Group, Inc., a Delaware corporation, and its consolidated subsidiaries.

            This information statement discusses the businesses to be transferred to SpinCo by Simon Property ("SPG") in the separation as if the transferred businesses were SpinCo's businesses for all historical periods described. References in this information statement to SpinCo's historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of SPG and its subsidiaries prior to the separation.

Our Company

            Our mission will be to own stable, quality strip centers and malls that effectively serve the communities in which they are located. Upon completion of the separation, SpinCo will operate a large, well-diversified portfolio which is anticipated to consist of interests in 54 strip centers and 44 smaller enclosed mall properties totaling approximately 53 million square feet. Our portfolio has proven to be stable, while producing steady cash flows across market cycles, and is occupied by some of the largest, most well-recognized names in the retail industry, such as Bed Bath & Beyond, Dick's Sporting Goods, Dillard's, Kohl's Corporation, Target and Macy's Inc.

            SpinCo will be a retail real estate company positioned for growth. Our national portfolio, which is anticipated to consist of 98 properties in 23 states, will represent significant scale from inception. Our strong balance sheet, anticipated investment grade credit rating and status as a publicly traded company will provide us with access to multiple sources of capital. Our dedicated management team will focus on growth within our targeted asset classes. Combined, we believe these factors demonstrate that SpinCo will have a unique ability to act as a leading developer, re-developer and acquirer of both strip centers and malls, and will deliver attractive risk-adjusted returns to shareholders.

            SpinCo will be led by a dedicated, independent management team and a board consisting of a majority of independent directors. SpinCo will also benefit from continued relationships with SPG. Richard Sokolov, SPG's President and Chief Operating Officer and member of its board of directors, will also become Chairman of the board of directors of SpinCo, and David Simon, Chairman and Chief Executive Officer of SPG, will also serve as a director of SpinCo. SPG's strip center team will become employees of SpinCo. This well-seasoned team has extensive experience working together in this business, and the top four executives have an average tenure of approximately 24 years at SPG.

            SpinCo's malls will continue to receive property management services from SPG for an initial term of two years, with automatic one year renewals unless terminated by either party as of the end of the initial term or during any renewal term by either party upon 180 days' prior notice to the other party. In addition, SpinCo's strip center support functions will be provided by SPG on a transitional basis for up to two years with an option by SpinCo to extend any one or more of the transition services for a one year term. We believe that the properties will be seamlessly integrated into our company due to the continuity of on-site operations, the institutional knowledge of our property management teams and our deep familiarity with the markets in which our assets are located.

            We derive our revenues primarily from retail tenant leases, including fixed minimum rent leases, percentage rent leases based on tenants' sales volumes and reimbursements from tenants for certain expenses. We seek to re-lease our spaces at higher rents and increase our occupancy rates, and to enhance the performance of our properties and increase our revenues by, among other things, adding anchors or big-boxes, re-developing or renovating existing properties to increase the leasable square footage, and increasing the productivity of occupied locations through aesthetic upgrades, re-merchandising and/or changes to the retail use of the space. In addition, we believe that there are opportunities for us to acquire additional strip center and mall assets that match our investment criteria and pursue selective, ground up development projects.

            For the nine months ended September 30, 2013, we generated consolidated revenue of $458 million and net income of $135 million. Our share of net operating income ("NOI") for that nine month period was $303 million. For the twelve months ended December 31, 2012, we generated consolidated revenue of $618 million and net income of

$154 million. Our share of NOI for that twelve month period was $407 million. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures" for a reconciliation of net income to NOI.

            We anticipate pursuing and achieving an investment grade credit rating and having access to both secured and unsecured debt markets. Upon completion of the separation, we expect to have approximately $2 billion of total debt outstanding, including approximately $1 billion of our share of existing mortgage debt and at least $1 billion of new debt which we expect to consist of a mix of secured and unsecured indebtedness.

            We plan to elect to be treated as a real estate investment trust ("REIT") in connection with the filing of our federal income tax return for the taxable year that includes the distribution, subject to our ability to meet the requirements of a REIT at the time of election, and we intend to maintain this status in future periods. Based on the amount of SpinCo's REIT taxable income for the twelve-month period ended December 31, 2012 as reflected in the summary historical combined financial data, the Company's annual dividend for that period would have been greater than $0.50 per share, assuming a distribution ratio of one SpinCo share for each share of SPG. For more information, please refer to "Dividend Policy," and for information regarding risk factors that could materially and adversely affect our ability to make distributions, please refer to "Risk Factors."

Competitive Strengths

            Track record of stable operating performance provides a strong foundation from which to grow cash flow.    Our portfolio has had relatively stable operating metrics. Between December 31, 2010 and September 30, 2013, average occupancy in the mall portfolio rose from 89.1% to 90.4%, and average sales per square foot rose from $287 to $303. During the same period, average occupancy in the strip center portfolio rose from 91.0% to 94.2% and average sales per square foot rose from $218 to $233. As a result of the improvement in our operating metrics, comparable property NOI, for both classes of assets, for the nine month period ended September 30, 2013 rose by 2.2% relative to the nine month period ended September 30, 2012, while net income for the nine month period ended September 30, 2013 rose by 2.0% relative to the nine month period ended September 30, 2012. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures" for a reconciliation of net income to NOI.

            Our portfolio of properties has been well-maintained while owned by SPG. SPG's operational capital expenditures (excluding tenant allowances and leasing commissions) for SpinCo's assets between January 1, 2010 and September 30, 2013 were approximately $64 million. We believe that this level of investment is indicative of SPG's historic commitment to maintaining the value and operating performance of the properties to be distributed to us, and that our properties will accordingly be well positioned to pursue growth opportunities in the future.

            The diversification of SpinCo's portfolio further contributes to SpinCo's stable operating performance. Our properties are located in 23 states and are leased to a variety of tenants across the retail spectrum, including anchor stores, big-box tenants, national inline tenants, sit-down restaurants, movie theatres and regional and local retailers. No single tenant was responsible for more than 2.5%, and no single property accounted for more than 3%, of our total gross annual base minimum rental revenues for the year ended December 31, 2012. Further, as of September 30, 2013 no more than 14% of our total gross annual base minimum rental revenues is derived from leases that expire in any single calendar year. We believe that the diversity of our portfolio by geographic market, asset type and retail tenants helps to insulate us from adverse economic factors that may disproportionately affect a particular geographic region or particular consumer shopping patterns.

            Dual asset class strategy enables efficient, flexible allocation of capital between two complementary categories of retail real estate.    Our company invests across two complementary retail asset classes — strip centers and malls — which share similar small shop, anchor and big-box sizes, tenant bases and market area focuses. This enables us to employ a broad array of leasing, management and development strategies to make each property, whether a mall or a strip center, as productive as possible. This flexibility was highlighted in 2013 at our University Town Plaza property when our strip center team invested $33 million to demolish existing enclosed mall space and convert the property into a strip center. In the process, we maintained the operation of existing anchors while expanding the tenant base to include traditional strip center tenants, such as Burlington Coat Factory, Academy Sports + Outdoors, Toys "R" Us, Inc./Babies "R" Us, Inc. and smaller tenants. This business strategy supports a flexible, opportunistic investment profile in which we can optimize capital deployment into each respective retail sector throughout market cycles.

            Low-leveraged balance sheet positioned to access growth capital.    After accounting for our expected new indebtedness, the aggregate amount of our share of debt will be approximately 4.9 times our share of NOI for the fiscal year ended December 31, 2012. We believe that this is a low leverage ratio relative to our peers and is indicative of the strength of our balance sheet.

            To provide additional liquidity following the separation, we anticipate arranging a revolving credit facility under which, upon completion of the separation and subject to the satisfaction of customary conditions, we expect to have significant undrawn borrowing capacity. We expect to have access to multiple sources of capital, including offerings of our common equity, unsecured corporate debt, preferred equity and additional credit facilities, which we believe will provide us with a competitive advantage over smaller, more highly-leveraged or privately held retail companies. We may also seek to issue limited partnership interests in a limited partnership that we expect to form as a direct subsidiary of SpinCo prior to the separation and distribution and that we expect will initially be named SPG SpinCo Subsidiary L.P. ("SpinCo L.P."), to sellers of properties that we may acquire in the future who are interested in deferring recognition of any taxable gain that would otherwise result from a cash sale.

            As a publicly traded company with a strong capital structure and the legacy of SPG's operating and management track record, we intend to seek an investment grade credit rating for SpinCo from the major credit rating agencies.

            Unique ability to act as an acquirer, developer and redeveloper of both classes of assets, driven by significant "day one" scale.    We believe that our considerable size, combined with our strong balance sheet, allows us to execute larger internal and external growth strategies than our smaller and/or more highly-leveraged competitors have the capacity to undertake.

            For example, our properties have benefited from development and re-development capital spending and commitments of approximately $189 million from January 1, 2010 through September 30, 2013; this spending consists primarily of initiatives to attract or expand anchor or big-box tenants. We regularly review and seek to identify development and re-development opportunities. Furthermore, our management team has substantial experience in the underwriting, structuring, due diligence and integration of real estate acquisition transactions, including experience gained while employed by SPG. We believe that our management team's experience, as well as their ability to exclusively focus on SpinCo's growth strategy following the separation, means that we will be well positioned to add value to underperforming assets that we seek to acquire, as well as existing assets that we seek to redevelop and new assets we decide to develop.

            Well-diversified national portfolio that effectively serves tenants.    SpinCo's portfolio is anticipated to consist of interests in 98 properties of two different asset types, and located in 23 states. Retailers will benefit from this national platform for leasing, which will provide them with the efficiency of negotiating leases at multiple locations for spaces of different sizes and within different real estate types, with just one landlord. In addition, the breadth of our footprint and the tendency of our properties to be well-located within their respective markets will help position our properties as attractive destinations for retailers.

            Property Portfolio (as of September 30, 2013)

            Dedicated executive management team focused exclusively on pursuing a growth oriented business strategy.    Our company will be led by a dedicated executive management team consisting of a combination of individuals who were previously employed by SPG as well as externally recruited executives. This combination will provide continuity as well as new perspectives on driving growth in our business. Following the separation, SpinCo's executive management team will be entirely independent of SPG and each member will be exclusively focused on SpinCo's businesses.

            Benefits of continued relationships with SPG, including board representation.    We believe that our company is uniquely positioned as a result of our historical and future relationships with SPG, an S&P 100 company and a global leader in the retail real estate industry. Each of our assets were owned and managed by SPG for a number of years prior to the separation and accordingly benefited from SPG's stable operating processes, deep relationships with leading retailers, strong relations with the communities in which our properties are located and highly regarded capital allocation expertise.

            The personnel responsible for the day-to-day management of SpinCo's portfolio will be largely unchanged following the separation. SPG's current strip center team will become employees of SpinCo, such that our strip centers will be managed by us under the direction of substantially the same management team that was managing these assets under SPG's ownership. We expect to enter into certain property management agreements with Simon Management Associates III, LLC, a wholly owned subsidiary of Simon Property Group, L.P., which is in turn a majority owned subsidiary of SPG, regarding management of our mall assets. We anticipate the management, leasing and development teams at SPG initially responsible for our malls will be substantially the same as the personnel currently devoted to our mall assets. At the asset level, we do not expect that there will be any material changes in the composition of the on-site personnel at either the malls or the strip centers in connection with the separation.

            In addition, following the separation, Richard Sokolov, SPG's President and Chief Operating Officer and member of its board of directors, will also serve as Chairman of the board of directors of SpinCo, and David Simon, Chairman and Chief Executive Officer of SPG, will also serve as a director of SpinCo. Both Messrs. Sokolov and Simon provide a wealth of experience in the retail real estate industry and will also hold a substantial investment in SpinCo.

  Company Strategies

            Drive internal growth through rigorous asset management and capital allocation.    We will seek to identify and pursue internal growth opportunities to enhance the performance of our properties through activities such as re-leasing our spaces at higher rents, increasing our occupancy rates, adding anchors or big-boxes, increasing the productivity of occupied locations through aesthetic upgrades, re-merchandising and changes to the retail use of the space. We believe that capital dedicated to anchor and big-box leasing can provide attractive risk-adjusted returns to our company, as such invested capital can be instrumental in enhancing the stability and appeal of our properties, increasing consumer shopping traffic and promoting inline or small-shop leasing, all of which should positively impact the growth in net operating income of a retail asset.

            Execute on targeted, value-add development and re-development projects to enhance portfolio performance.    While our properties have been well-maintained and have benefited from significant capital investment under SPG's ownership, we believe that after the separation, our properties will benefit from greater executive management focus and capital allocation priorities that are tailored to unlocking and growing their value. Under SPG's prior ownership, our properties benefited from management's efforts to maintain their market position, but incremental efforts to maximize the market position of these properties were often not pursued given large-scale opportunities that were alternatively available to SPG in its larger malls, Mills® and Premium Outlets® that better matched SPG's business strategy.

            Our management team will seek to identify investment strategies that will create value for our shareholders, are consistent with our strategic objectives and have attractive risk-return profiles. SpinCo will have a smaller asset base as compared to SPG, and therefore some strategic initiatives may have a more meaningful impact on SpinCo than they would otherwise have on SPG. In short, we expect that SpinCo will devote substantial executive management attention to value creating investment opportunities that did not fit within SPG's business strategy, and these dedicated efforts may position us to generate attractive growth in tenant sales, revenues and NOI from our properties and thus enhance the performance of our portfolio.

            We have identified a pipeline of potential new development and re-development projects, within SpinCo's initial portfolio of properties, totaling approximately $300 million. These projects generally consist of expansions and renovations of existing space and leasing of anchor and big-box tenants, and also include ground-up development projects.

            Pursue acquisition opportunities in both classes of assets as part of a growth oriented strategy.    We believe the following factors, among others, may facilitate acquisition and consolidation opportunities in the national real estate market:

  •
  Prior to the separation, SPG regularly received solicitations of interest from potential sellers of retail assets that might be attractive acquisition candidates for our company but were unsuitable for SPG given its strategic focus on larger malls, Mills and Premium Outlets.

  •
  Publicly traded REITs continue to announce and execute plans to rationalize their portfolios and sell their respective non-core assets, which may lead to opportunities for us to acquire assets that match our investment criteria.

  •
  We believe that ownership of strip centers located in the United States is generally very fragmented.

  •
  Ownership and management of large retail centers, such as the strip centers and malls in our portfolio, are very capital intensive. In instances where properties are owned by local and/or undercapitalized private owners, some owners may seek to dispose of properties to alleviate concerns about capital burdens.

  •
  In many communities, strip centers and malls serve as important economic drivers, sources of tax revenue, community gathering places and/or generators of employment. SPG has a strong reputation within the communities in which it currently owns and operates the SpinCo properties, and we expect that this legacy, combined with our financial resources and management capabilities, will attract support from local communities and governments in situations where we are considering potential acquisitions of assets that require extensive re-development or repositioning.

            SpinCo does not currently have plans to target specific geographic regions for future acquisitions and instead expects to consider acquisition opportunities in any geographic regions in which those opportunities arise.

            Selectively develop new, high quality strip centers.    Our strip center team has substantial experience in the re-development and ground-up development of retail real estate. This well-seasoned team has extensive experience working together in this business, and the top four executives have an average tenure of approximately 24 years at SPG. The properties that are expected to be distributed to us in connection with the separation include 36 assets that were developed by SPG or its predecessor, including Waterford Lakes Town Center, Clay Terrace, The Shops at Arbor Walk, Palms Crossing, and Wolf Ranch. In addition, we will own the land for a new strip center of approximately 400,000 square feet in the Houston metropolitan area, to be named Fairfield Town Center, which is an example of a new ground-up development opportunity that we have identified. Given the relatively low levels of new supply in the strip center and smaller enclosed mall sectors, we expect that our existing and prospective tenants will seek opportunities to lease space in our new development projects in order to open new stores and test new store formats.

            Maintain a disciplined, flexible balance sheet with access to multiple sources of capital.    We will maintain a conservative capital structure that provides the resources and flexibility to support the growth of our business. We expect to maintain a mix of secured indebtedness related to certain of our properties and unsecured indebtedness which, together with our anticipated ability to complete future equity financings, we expect will fund the growth of our operations.

  Our Properties

            Our portfolio of properties is anticipated to consist of 54 strip centers totaling approximately 16.6 million square feet, and 44 malls totaling approximately 36.4 million square feet. SpinCo will also own parcels of land which can be used for either the development of new strip centers or the expansion of existing properties. While most of these properties are wholly owned by us, several are owned in joint ventures with third parties, which is common in the real estate industry.

            As of September 30, 2013, our mall properties had an average occupancy rate of 90.4% and our strip center properties had an average occupancy rate of 94.2%. Average sales per square foot for the twelve months ended September 30, 2013 were $303 for our malls and $233 for our strip centers.

            Our properties are leased to a variety of tenants across the retail spectrum including anchor stores, big-box tenants, national inline tenants, sit-down restaurants, movie theatres and regional and local retailers. As of September 30, 2013, our top anchors include Macy's, Inc., Dillard's, Inc., J.C. Penney Co., Inc., Sears Holdings Corporation, Target Corporation and The Bon-Ton Stores, Inc. at our malls. As of September 30, 2013, our top tenants at our strip centers include Kohl's Corporation, Best Buy Co., Inc., Bed Bath & Beyond Inc. and TJX Companies, Inc.

No single tenant was responsible for more than 2.5%, and no single property accounted for more than 3%, of our total gross annual base minimum rental revenues for the year ended December 31, 2012. Further, as of September 30, 2013 no more than 14% of our total gross annual base minimum rental revenues is derived from leases that expire in any single calendar year.

Our Tenants and Anchors

            As of September 30, 2013, the top ten inline tenants and top ten anchors in our malls and the top ten tenants in our strip centers were as follows:

Top Mall Inline Store Tenants (based on percentage of total base minimum rent)

Tenant	Number of Stores	Square Feet	Percent of Total Sq. Ft. in Portfolio	Percent of Total Base Minimum Rent(1)
Foot Locker, Inc.	107	432,780	0.8%	2.5%
L Brands, Inc.	90	437,457	0.8%	2.4%
Sterling Jewelers, Inc.	54	86,467	0.2%	1.7%
Zale Corporation	79	70,130	0.1%	1.5%
Luxottica Group SPA	65	166,494	0.3%	1.2%
Genesco, Inc.	92	132,629	0.3%	1.2%
American Eagle Outfitters, Inc.	38	209,963	0.4%	1.1%
The Finish Line, Inc.	36	204,646	0.4%	1.1%
Express, Inc.	26	198,915	0.4%	0.9%
Ascena Retail Group, Inc.	47	237,154	0.4%	0.9%

Top Mall Anchors (based on total square footage of our properties)(2)

Anchor	Number of Stores	Square Feet	Percent of Total Sq. Ft. in Portfolio	Percent of Total Base Minimum Rent(1)
Sears Holdings Corporation	39	5,604,640	10.6%	0.6%
J.C. Penney Co., Inc.	36	4,578,675	8.6%	1.3%
Macy's Inc.	29	4,808,590	9.1%	0.6%
Dillard's, Inc.	26	3,609,498	6.8%	0.2%
The Bon-Ton Stores, Inc.	10	860,433	1.6%	0.8%
Belk, Inc.	6	594,935	1.1%	0.1%
Burlington Coat Fctry Whse, Inc	5	410,380	0.8%	0.5%
Kohl's Corporation	5	392,505	0.7%	0.3%
Target Corporation	5	605,577	1.1%	0.0%
Dick's Sporting Goods, Inc.	4	194,330	0.4%	0.4%

Top Strip Center Tenants (based on percentage of total base minimum rent)

Tenant	Number of Stores	Square Feet	Percent of Total Sq. Ft. in Portfolio	Percent of Total Base Minimum Rent(1)
Best Buy Co., Inc.	16	652,571	1.2%	1.6%
Kohl's Corporation	8	734,886	1.4%	1.0%
TJX Companies, Inc.	14	452,107	0.9%	0.9%
Ascena Retail Group Inc.	40	208,173	0.4%	0.8%
Ulta Salon Cosmetics and Fragrances	15	167,185	0.3%	0.8%
Bed Bath & Beyond	11	325,265	0.6%	0.7%
Regal Entertainment Group	2	158,025	0.3%	0.6%
Jo-Ann Stores Inc.	8	240,513	0.5%	0.6%
PetsMart, Inc.	9	207,302	0.4%	0.6%
Ross Stores, Inc.	9	270,068	0.5%	0.5%

(1)
Total base minimum rent represents 2012 consolidated and joint venture combined base rental revenues.

(2)
Includes space leased and owned by anchors in the mall portfolio.

Lease Expirations(1)

            Set forth below is information about lease expirations for our portfolio:

Year	Number of Leases Expiring	Square Feet	Avg. Base Minimum Rent PSF at 9/30/13	Percentage of Gross Annual Rental Revenues(2)
Mall Inline Stores and Freestanding
Month To Month Leases	79	245,311	$18.75	1.0%
2013 (10/1/13 - 12/31/13)	52	93,829	$29.08	0.6%
2014	524	1,461,413	$23.98	7.5%
2015	547	1,489,386	$25.50	8.1%
2016	497	1,527,792	$24.72	8.0%
2017	350	1,123,939	$26.29	6.3%
2018	285	754,811	$31.91	5.1%
2019	175	607,834	$27.63	3.6%
2020	90	295,634	$26.59	1.7%
2021	102	422,600	$22.13	2.0%
2022	127	494,095	$24.45	2.6%
2023	130	537,700	$24.58	2.8%
2024 and Thereafter	89	474,576	$17.17	1.7%
Mall Anchors
2013 (10/1/13 - 12/31/13)	—	—	$—	—
2014	8	764,483	$3.98	0.6%
2015	11	1,109,453	$2.90	0.7%
2016	12	1,332,483	$3.87	1.1%
2017	8	902,843	$2.58	0.5%
2018	9	910,013	$3.93	0.8%
2019	4	486,720	$3.27	0.3%
2020	3	347,964	$2.40	0.2%
2021	4	322,532	$5.28	0.4%
2022	—	—	$—	—
2023	4	270,093	$7.20	0.4%
2024 and Thereafter	5	362,532	$5.26	0.4%
Strip Center Tenants(3)
Month to Month Leases	31	94,180	$13.76	0.3%
2013 (10/1/13 - 12/31/13)	16	44,111	$20.59	0.2%
2014	144	805,953	$12.92	2.2%
2015	235	1,592,177	$15.76	5.3%
2016	193	1,471,187	$13.54	4.2%
2017	149	1,263,011	$12.77	3.4%
2018	114	1,327,571	$12.15	3.4%
2019	53	769,588	$13.03	2.1%
2020	39	632,124	$14.54	2.0%
2021	27	592,336	$8.32	1.0%
2022	35	570,179	$10.90	1.3%
2023	51	655,219	$12.69	1.8%
2024 and Thereafter	46	526,838	$13.07	1.5%

(1)
Does not consider the impact of renewal options that may be contained in leases.

(2)
Gross annual rental revenue represent 2012 consolidated and joint venture combined base rental revenue for the portfolio.

(3)
Includes all company owned stores for strip center properties.

The Separation

            On December 13, 2013, SPG announced that it intended to separate its strip center business and its smaller enclosed malls from SPG's other businesses. The separation will be effectuated by means of a pro rata distribution of all of the common shares of SpinCo, which was formed to hold the assets and liabilities associated with these strip center and mall businesses.

            On                        , 2014, the SPG board of directors approved the distribution of all of the issued and outstanding SpinCo common shares on the basis of one SpinCo common share for                                     share(s) of SPG common stock held as of the close of business on the record date of                        , 2014. Following the distribution, SPG and SpinCo will be two independent, publicly held companies.

  Structure and Formation of SpinCo

            Prior to or concurrently with the separation and distribution, SPG will engage in certain restructuring transactions that are designed to consolidate the ownership of a portfolio of interests in the strip centers and smaller enclosed malls currently owned directly or indirectly by Simon Property Group, L.P. into our operating partnership, facilitate the separation and distribution and provide us with our initial capital.

            In connection with the separation and distribution, the following transactions have occurred or are expected to occur concurrently with or prior to completion of the separation and distribution:

  •
  SPG SpinCo Subsidiary Inc. was formed as an Indiana corporation on December 13, 2013.

  •
  Our operating partnership, which we refer to as SpinCo L.P., was formed as an Indiana limited partnership on January 17, 2014.

  •
  Pursuant to the terms of the separation agreement, the interest in the properties (including interests in entities holding properties) currently held by Simon Property Group, L.P. will be contributed or otherwise transferred to our operating partnership, SpinCo L.P.

  •
  In connection with the contribution or other transfer of properties described above, it is expected that SpinCo L.P. will assume at least $965 million of existing secured property-level indebtedness related to certain of our properties.

  •
  Following the transactions described above and certain related transactions, all of the common units in SpinCo L.P. will be owned by the partners of Simon Property Group, L.P. (including SPG) immediately prior to such transactions.

  •
  Pursuant to the terms of the separation agreement, SPG will contribute or otherwise transfer to us all of its common units in SpinCo L.P., as well as interests in the remaining properties (including interests in entities holding such properties) in exchange for our common shares.

  •
  Pursuant to the separation agreement, SPG will distribute 100% of our common shares on a pro rata basis to SPG's shareholders as of the record date.

  •
  In addition to the separation agreement, we will enter into property management agreements, a transition services agreement, a tax matters agreement and an employee matters agreement.

            Upon completion of the separation and distribution, we expect to have approximately $2 billion of total debt outstanding, comprised of approximately $1.5 billion of secured debt and $500 million of unsecured debt. In general, we intend to own our properties and conduct substantially all of our business through our operating partnership and its subsidiaries.

            At the effective time of the distribution, SpinCo will own a percentage of the outstanding common units of SpinCo L.P. that is equal to the percentage of outstanding common units of Simon Property Group, L.P. owned by SPG immediately before the contribution of the common units of SpinCo L.P. to us, with the remaining common units of SpinCo L.P. being owned by the limited partners who are also limited partners of Simon Property Group, L.P. at such time. At the effective time of the distribution, limited partners (other than SPG) of Simon Property Group, L.P. immediately prior to such contribution will own the same percentage of outstanding common units of SpinCo L.P. that they own in Simon Property Group, L.P. The common units in SpinCo L.P. will be convertible by their holders for cash or, at our option, for unregistered SpinCo common shares on a one-for-one basis subject to the terms and conditions of the partnership agreement of our operating partnership.

            The following diagram depicts our expected organizational structure upon completion of the separation and distribution. The public shareholders and limited partners of SPG will at the time of the separation and distribution hold the same pro rata percentage interest in SpinCo as they hold in SPG.

  SpinCo's Post-Separation Relationship with SPG

            SpinCo has entered into a separation agreement with SPG (the "separation agreement"). In addition, SpinCo will enter into various other agreements to effect the separation and provide a framework for its relationship with SPG after the separation, such as property management agreements, a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between SpinCo and SPG of SPG's assets, liabilities and obligations (including its investments, property, employee and tax-related assets and liabilities) attributable to periods prior to, at and after SpinCo's separation from SPG and will govern certain relationships between SpinCo and SPG after the separation.

            In addition, the separation agreement will provide that, if SPG is unable to obtain any third-party consents required to transfer any property to SpinCo in connection with the separation, SPG will make available to SpinCo the rights SPG may have to purchase any such property under applicable agreements with third parties. However, there can be no assurance that SpinCo will be able to exercise such purchase rights on terms that SpinCo determines to be reasonable.

            Except as expressly set forth in the separation agreement or in any ancillary agreement, SPG will initially be responsible to pay all costs and expenses incurred prior to the distribution date in connection with the separation, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation, with such costs to be reimbursed to SPG by SpinCo post separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by SPG and SpinCo, all such costs and expenses incurred in connection with the separation from and after the distribution date will be paid by the party incurring such cost and expense.

            Pursuant to the property management agreements, we expect that SPG employees with significant expertise and in-depth knowledge of our mall properties will continue to provide certain management services under the direction of our executive management team. In exchange for such services, for its wholly owned mall properties SpinCo will pay annual fixed rate property management fees to SPG in the amount of 2.5% of base minimum and percentage rents and additional amounts, as needed, for leasing and development fees. We will also reimburse SPG for certain costs and expenses, including the cost of on-site employees. For mall properties owned in joint ventures between SpinCo and third parties, existing management agreements between SPG and those joint ventures will remain in place and may require the payment of annual fixed rate property management fees greater than those required by SpinCo's agreements with SPG for SpinCo's wholly owned malls due to, among other things, the additional service requirements of third party partners relative to the service requirements of SpinCo (including, among others, third party reporting and compliance services).

            SpinCo and SPG will enter into a transition services agreement prior to the distribution pursuant to which SPG and its respective subsidiaries will provide various corporate support services to SpinCo, on an interim, transitional basis. The services to be provided include treasury management, human resources, information systems, tax, financial reporting audit services, legal services and financial planning. The anticipated charges for such services are generally intended to allow the servicing party to recover all out-of-pocket costs and expenses and a predetermined profit equal to a mark-up of such out-of-pocket costs and expenses. The costs of these services are estimated to be $2.5 million annually.

            For additional information regarding the separation agreement and other transaction agreements, please refer to the sections entitled "Risk Factors — Risks Related to the Separation" and "Certain Relationships and Related Person Transactions."

Reasons for the Separation

            The SPG board of directors believes that separating the SpinCo business and assets from the remainder of SPG's business and assets is in the best interests of SPG and its shareholders for a number of reasons, including the following:

  •
  Establish SpinCo as a separate company with a greater ability to focus on and grow its business.  SpinCo will have a different business strategy, asset base, equity currency and management focus compared to SPG. The separation will enable SpinCo to focus on its own operations and respond more effectively to the unique requirements of and opportunities within its business. SpinCo may pursue value creating investment opportunities that did not fit within SPG's differing business strategy. For example, SpinCo's physical assets will generally be smaller than those of SPG. As of September 30, 2013, the average asset size for SpinCo was 590,000 square feet compared to 1,090,000 square feet for SPG. In addition, SpinCo's asset base is generally located in smaller markets and trade areas serving a more localized customer base than SPG's market area reach, and includes community, or strip, shopping centers which will not be a material part of SPG's asset base. SpinCo will have the flexibility to implement strategic initiatives aligned with its business plan and prioritize investment spending and capital allocation accordingly. SPG believes that this will lead to operational efficiencies and has the potential to enhance the value and profitability of SpinCo's properties.

  •
  Create a company with the balance sheet strength and equity currency to grow through development, re-development and acquisitions.  Under SPG's prior ownership, our properties benefited from management's efforts to maintain and enhance their market position, but incremental efforts, including significant capital allocation, to maximize the market position of these properties were often not pursued given large-scale opportunities that were alternatively available to SPG and which better matched its business strategy in its larger malls, Mills and Premium Outlets. As a result of the separation, SpinCo will have direct access to the capital markets and a strong capital structure tailored to its strategic goals and will be better positioned to respond to growth opportunities appropriate for our asset base. For example, the separation will provide SpinCo with its own equity currency to advance its business strategy through acquisitions, selective new developments and re-developments.

  •
  Dedicated and experienced management team to implement and execute on SpinCo's growth strategy.  SpinCo will have a dedicated executive management team focused on the performance of SpinCo's assets and value-creation opportunities. Separating the SpinCo portfolio from the remainder of SPG's businesses, and providing a dedicated and experienced executive management team and other key personnel to operate SpinCo's business, will result in SpinCo's assets receiving the executive management focus and attention required for these assets to realize their potential. SPG's business strategy is concentrated on larger retail centers which require significant amounts of financial capital and management attention due to their large-scale, complex nature. Accordingly, SPG management could not dedicate as much time and attention to our properties as we expect our properties to receive from our dedicated executive management team, which will be entirely focused on our company and its assets.

  •
  Enhance investor transparency and better highlight the attributes of both companies.  The separation will enable potential investors and the financial community to evaluate SPG and SpinCo separately and assess the merits, performance and future prospects of their respective businesses.

            SPG's board of directors also considered a number of potentially negative factors in evaluating the separation SPG's board of directors concluded that the potential benefits of the separation outweighed these factors. For more information, please refer to the sections entitled "The Separation — Reasons for the Separation" and "Risk Factors" included elsewhere in this information statement.

Corporate Information

            SpinCo was incorporated in Indiana on December 13, 2013 for the purpose of holding the strip center business and smaller enclosed malls of SPG. Prior to the contribution of this business to SpinCo, which will occur prior to the distribution, SpinCo will have no operations. The address of SpinCo's principal executive office is 225 West Washington Street, Indianapolis, Indiana 46204. SpinCo's telephone number is (317) 636-1600.

            Commencing shortly prior to the separation, SpinCo will also maintain an Internet website at                              . SpinCo's website and the information contained therein or connected thereto will not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

            This information statement is being furnished solely to provide information to shareholders of SPG who will receive SpinCo common shares in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of SpinCo's securities. The information contained in this information statement is believed by SpinCo to be accurate as of the date set forth on its cover. Changes may occur after that date and neither SPG nor SpinCo will update the information except in the normal course of their respective disclosure obligations and practices.

Risks Associated with SpinCo's Business and the Separation

            An investment in SpinCo common shares is subject to a number of risks, including risks relating to the separation. The following list of risk factors is not exhaustive. Please read the information in the section captioned "Risk Factors" for a more thorough description of these and other risks.

  •
  We may not be able to renew leases or relet space at existing properties, or lease newly developed properties.

  •
  Our lease agreements with our tenants typically provide a fixed rate or other methods for certain cost reimbursement charges; if our operating expenses increase or we are otherwise unable to collect sufficient cost reimbursement payments from our tenants, our business, results of operations and financial condition may be materially adversely affected.

  •
  Some of our properties depend on anchor stores or major tenants to attract shoppers and could be materially adversely affected by the loss of, or a store closure by, one or more of these tenants.

  •
  We face risks associated with the acquisition, development, re-development and expansion of properties, including risks of higher than projected costs, inability to obtain financing, inability to obtain required consents or approvals and inability to attract tenants at anticipated rents.

  •
  We face a wide range of competition, including online retailing, that could affect our ability to operate profitably.

  •
  If we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives.

  •
  Our revenues are dependent on the level of revenues realized by our tenants, and a decline in their revenues could materially adversely affect our business, results of operations and financial condition.

  •
  We will have a debt burden that is initially expected to be approximately $2 billion, which could materially adversely affect our future operations, and we may incur additional indebtedness in the future.

  •
  We are dependent on SPG to provide services to us pursuant to the property management agreements and transition services agreement; it may be difficult to replace the services provided under such agreements, and employees of SPG will face competing demands on their time in discharging their duties to SpinCo under these agreements.

  •
  Our agreements with SPG in connection with the separation and distribution, including our property management agreements, involve potential conflicts of interest, and may not reflect terms that would have resulted from negotiations between unaffiliated third parties.

  •
  SPG, as manager of certain of our enclosed mall properties under the property management agreements, will not be required to present investments to us that satisfy our investment guidelines before pursuing such opportunities on SPG's behalf.

  •
  We have no history operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

  •
  If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, SPG, SpinCo and SPG shareholders could be subject to significant tax liabilities and, in certain circumstances, SpinCo could be required to indemnify SPG for material taxes pursuant to indemnification obligations under the tax matters agreement.

  •
  SpinCo may not be able to engage in desirable strategic or capital-raising transactions following the separation. In addition, SpinCo could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

  •
  SPG may not be able to transfer its interests in certain properties held pursuant to certain joint venture arrangements or that are subject to certain debt arrangements due to the need to obtain the consent of third parties.

  •
  After the separation, certain of our directors and executive officers and directors may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, SPG.

  •
  We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.

  •
  In connection with our separation from SPG, SPG will indemnify us for certain pre-distribution liabilities and liabilities related to SPG assets. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that SPG's ability to satisfy its indemnification obligation will not be impaired in the future.

  •
  If we do not qualify to be taxed as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to our shareholders.

  •
  No market currently exists for the SpinCo common shares and we cannot be certain that an active trading market for our common shares will develop or be sustained after the separation, and, following the separation, our share price may fluctuate significantly.

 QUESTIONS AND ANSWERS ABOUT THE SEPARATION

What is SpinCo and why is SPG separating SpinCo's business and distributing SpinCo's shares?	SpinCo, which is currently a wholly owned subsidiary of SPG, was formed to hold the strip center business and smaller enclosed malls of SPG (which we refer to as the "SpinCo portfolio"). The separation of SpinCo from SPG and the distribution of SpinCo common shares will enable each of SpinCo and SPG to focus on its own operations and respond more effectively to the different needs of its businesses. SpinCo and SPG expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled "The Separation — Background" and "The Separation — Reasons for the Separation."
What is a REIT?

Following the separation, SpinCo intends to qualify and elect to be taxed as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the "Code"), from and after SpinCo's taxable year that includes the distribution. As a REIT, SpinCo generally will not be subject to U.S. federal income tax on its REIT taxable income that it distributes to its shareholders. A company's qualification as a REIT depends on its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. SpinCo believes that, immediately after the separation, it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation enables it to meet the requirements for qualification and taxation as a REIT. SpinCo anticipates that distributions it makes to its shareholders generally will be taxable to its shareholders as ordinary income, although a portion of the distributions may be designated by SpinCo as qualified dividend income or capital gain or may constitute a return of capital. For a more complete discussion of the U.S. federal income taxation of REITs and the tax treatment of distributions to shareholders of SpinCo, please refer to "Material U.S. Federal Income Tax Consequences."

Why am I receiving this document?

SPG is delivering this document to you because you are a holder of SPG common stock. If you are a holder of SPG common stock as of the close of business on                        , 2014, you are entitled to receive one SpinCo common share for            share(s) of SPG common stock that you held at the close of business on such date. This document will help you understand how the separation will affect your investment in SPG and your investment in SpinCo after the separation.

How will the separation of SpinCo from SPG work?	To accomplish the separation, SPG will distribute all of the outstanding SpinCo common shares to SPG shareholders on a pro rata basis.
What is the record date for the distribution?	The record date for the distribution will be , 2014.
When will the distribution occur?	It is expected that all of the SpinCo common shares will be distributed by SPG on , 2014, to holders of record of SPG common stock at the close of business on , 2014, the record date.
What do shareholders need to do to participate in the distribution?

Shareholders of SPG as of the record date will not be required to take any action to receive SpinCo common shares in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing SPG common stock or take any other action to receive your SpinCo common shares. Please do not send in your SPG stock certificates. The distribution will not affect the number of outstanding shares of SPG common stock or any rights of SPG shareholders, although it will affect the market value of each outstanding share of SPG common stock.

You can request a certificate for all or a portion of your shares of SpinCo common shares by contacting Computer Shareowner Services (SpinCo's transfer agent and registrar) by telephone at 800-454-9768, on the Internet at www.computershare.com/investor or by sending a written request to Computershare, P.O. Box 43006, Providence, RI 02940-3306.

How will SpinCo common shares be issued?

You will receive SpinCo common shares through the same channels that you currently use to hold or trade shares of SPG common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of SpinCo shares will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of SPG common stock as of the close of business on the record date, including shares owned in certificate form, SPG, with the assistance of Computer Shareowner Services, the settlement and distribution agent, will electronically distribute SpinCo common shares to you or to your brokerage firm on your behalf in book-entry form. Computer Shareowner Services will mail you a book-entry account statement that reflects your SpinCo common shares, or your bank or brokerage firm will credit your account for the shares. If you own shares of SPG common stock through the SPG dividend reinvestment plan, the SpinCo common shares you receive will be distributed to a new SpinCo dividend reinvestment plan account that will be created for you. Following the distribution, shareholders whose shares are held in book-entry form may request the delivery of physical share certificates for their shares or that their SpinCo common shares held in book-entry form be transferred to a brokerage or other account at any time, without charge.

If I was enrolled in the SPG dividend reinvestment plan, will I automatically be enrolled in the SpinCo dividend reinvestment plan?

Yes. If you elected to have your SPG cash dividends applied toward the purchase of additional SPG stock, the SpinCo shares you receive in the distribution will be automatically enrolled in the SpinCo dividend reinvestment plan sponsored by Computer Shareowner Services, unless you notify Computer Shareowner Services that you do not want to reinvest any SpinCo cash dividends in additional SpinCo shares. For contact information for Computer Shareowner Services, please refer to "Description of SpinCo's Capital Stock — Transfer Agent and Registrar."

How many SpinCo common shares will I receive in the distribution?

SPG will distribute to you            share(s) of SpinCo common shares for each share of common stock of SPG held by you as of the record date. Based on approximately              million shares of SPG common stock outstanding as of                        , 2014, a total of approximately              million common shares of SpinCo will be distributed. For additional information on the distribution, please refer to "The Separation."

Will SpinCo issue fractional shares of its common shares in the distribution?

No. SpinCo will not issue fractional shares of its common shares in the distribution. Fractional shares that SPG shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others:

•

The incurrence of at least $1 billion of new indebtedness by SpinCo L.P. and its subsidiaries (or subsidiaries of Simon Property Group, L.P., which subsidiaries are expected to be contributed to SpinCo L.P. as part of the separation) ;

• The determination by SPG at its sole discretion that following the separation it will have no liability or obligation whatsoever with respect to such new indebtedness;

•

The receipt of the opinion of counsel, satisfactory to the SPG board of directors, to the effect that the distribution, together with certain related transactions, will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•

The receipt of an opinion from an independent appraisal firm to the board of directors of SPG confirming the solvency and financial viability of SPG before the distribution and each of SPG and SpinCo after the distribution that is in form and substance acceptable to SPG in its sole discretion;

•

The U.S. Securities and Exchange Commission (which we refer to as the "SEC") declaring effective the registration statement of which this information statement forms a part, and the mailing of the information statement to SPG shareholders;

•

No order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

• The SpinCo common shares to be distributed shall have been accepted for listing on the , subject to official notice of distribution; and

•

No other event or development existing or having occurred that, in the judgment of SpinCo's board of directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

SPG and SpinCo cannot assure you that any or all of these conditions will be met. In addition, SPG can decide at any time not to go forward with the separation. For a complete discussion of all of the conditions to the distribution, please refer to "The Separation — Conditions to the Distribution."

What is the expected date of completion of the separation?

The completion and timing of the separation are dependent upon a number of conditions. It is expected that the SpinCo common shares will be distributed by SPG on                        , 2014 to the holders of record of SPG common stock at the close of business on the record date. However, no assurance can be provided as to the timing of the separation or that all conditions to the separation will be met.

Can SPG decide to cancel the distribution of SpinCo common shares, even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions. Please refer to "The Separation — Conditions to the Distribution." Until the distribution has occurred, SPG has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my SPG common stock or my SpinCo common shares?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.
What is "regular-way" and "ex-distribution" trading of SPG stock?

Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in SPG common stock: a "regular-way" market and an "ex-distribution" market. SPG common stock that trade in the "regular-way" market will trade with an entitlement to SpinCo common shares distributed pursuant to the distribution. Shares that trade in the "ex-distribution" market will trade without an entitlement to SpinCo common shares distributed pursuant to the distribution.

If you decide to sell any SPG common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your SPG common stock with or without your entitlement to SpinCo common shares pursuant to the distribution.

Where will I be able to trade shares of SpinCo common shares?

SpinCo has applied to list its common shares on the                    under the symbol "      ." SpinCo anticipates that trading in shares of its common shares will begin on a "when-issued" basis on or shortly before the record date and will continue up to and through the distribution date and that "regular-way" trading in SpinCo common shares will begin on the first trading day following the completion of the separation. If trading begins on a "when-issued" basis, you may purchase or sell SpinCo common shares up to and through the distribution date, but your transaction will not settle until after the distribution date. SpinCo cannot predict the trading prices for its common shares before, on or after the distribution date.

What will happen to the listing of SPG common stock?	SPG common stock will continue to trade on the NYSE after the distribution.
Will the number of shares of SPG common stock that I own change as a result of the distribution?	No. The number of shares of SPG common stock that you own will not change as a result of the distribution.
Will the distribution affect the market price of my SPG stock?

Yes. As a result of the distribution, SPG expects the trading price of SPG common stock immediately following the distribution to be lower than the "regular-way" trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the SpinCo portfolio held by SpinCo. SPG believes that, over time following the separation, assuming the same market conditions and the realization of the expected benefits of the separation, the SPG common stock and the SpinCo common shares should have a higher aggregate market value as compared to what the market value of SPG common stock would be if the separation did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one SPG common stock and            SpinCo common share(s) after the distribution may be equal to, greater than or less than the trading price of one share of SPG common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and the distribution?

It is a condition to the completion of the separation that SPG obtain an opinion from its tax advisors to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the distribution, together with certain related transactions, so qualifies, you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of SpinCo common shares pursuant to the distribution.

You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information regarding the tax opinion and certain U.S. federal income tax consequences of the separation, please refer to the discussion under "The Separation — Material U.S. Federal Income Tax Consequences of the Distribution."

What will SpinCo's relationship be with SPG following the separation?

SpinCo has entered into a separation agreement with SPG. In addition, SpinCo will enter into various other agreements to effect the separation and provide a framework for its relationship with SPG after the separation, such as a property management agreement, a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between SpinCo and SPG of SPG's assets, liabilities and obligations (including its investments, property, employee and tax-related assets and liabilities) attributable to periods prior to, at and after SpinCo's separation from SPG and will govern certain relationships between SpinCo and SPG after the separation. In addition, the separation agreement will provide that, if SPG is unable to obtain any third-party consents required to transfer any property to SpinCo in connection with the separation, SPG will make available to SpinCo the rights SPG may have to purchase any such property under applicable agreements with third parties. However, there can be no assurance that SpinCo will be able to exercise such purchase rights on terms that SpinCo determines to be reasonable. Pursuant to the property management agreements, SPG employees with significant expertise and in-depth knowledge of our mall properties will continue to provide certain management services under the direction of our executive management team.

For additional information regarding the separation agreement and other transaction agreements, please refer to the sections entitled "Risk Factors — Risks Related to the Separation" and "Certain Relationships and Related Person Transactions."

Who will manage SpinCo after the separation?

SpinCo's management team will include experienced members of SPG's former operational management team who have a detailed understanding of our properties.              will be SpinCo's Chief Executive Officer after the separation. In addition, following the separation, employees of SPG will continue to provide certain day-to-day management services for our mall properties. For more information regarding SpinCo's management please refer to "Management."

Are there risks associated with owning SpinCo common shares?

Yes. Ownership of SpinCo common shares is subject to both general and specific risks relating to SpinCo's business, the industry in which it operates, its ongoing contractual relationships with SPG and its status as a separate, publicly traded company. Ownership of SpinCo common shares is also subject to risks relating to the separation. These risks are described in the "Risk Factors" section of this information statement beginning on page     . You are encouraged to read that section carefully.

Does SpinCo plan to pay dividends?

We intend to make regular quarterly distributions whereby we expect to distribute at least 100% of our REIT taxable income to our shareholders out of assets legally available thereof. Based on the amount of SpinCo's REIT taxable income for the twelve-month period ended December 31, 2012 as reflected in the summary historical combined financial data, the Company's annual dividend for that period would have been greater than $0.50 per share, assuming a distribution ratio of one SpinCo share for each share of SPG.

To qualify as a REIT, we must distribute to our shareholders an amount at least equal to:

                  (i)  90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus

(ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less
(iii) Any excess non-cash income (as determined under the Code). Please refer to "Material U.S. Federal Income Tax Consequences."

Although SpinCo currently expects that it will pay a regular cash dividend, the declaration and payment of any dividends in the future by SpinCo will be subject to the sole discretion of its board of directors and will depend upon many factors. Please refer to "Dividend Policy."

Who will be the distribution agent, transfer agent, registrar and information agent for the SpinCo common shares?

The distribution agent, transfer agent and registrar for the SpinCo common shares will be Computer Shareowner Services. For questions relating to the transfer or mechanics of the share distribution, you should contact:

Computershare P.O. Box 43006 Providence, RI 02940-3006 (800) 454-9768 www.computershares.com/investors

If your shares are held by a bank, broker or other nominee, you may call the information agent for the distribution, , toll free at . Banks and brokers should call .
Where can I find more information about SPG and SpinCo?	Before the distribution, if you have any questions relating to SPG's business performance, you should contact:
Simon Property Group 225 West Washington Street Indianapolis, IN 46204 Attention: Investor Relations (317) 685-7330 investors.simon.com
After the distribution, SpinCo shareholders who have any questions relating to SpinCo's business performance should contact SpinCo at:
SpinCo 225 West Washington Street Indianapolis, IN 46204 Attention: Investor Relations ( )
The SpinCo investor website will be operational as of , 2014.

 SUMMARY HISTORICAL COMBINED FINANCIAL DATA

            The following table sets forth the selected historical combined financial and other data of our business, which was carved-out from the financial information of SPG, as described below. We were formed for the purpose of holding certain assets and assuming certain liabilities of SPG. Prior to the effective date of the Form 10 registration statement, of which this information statement forms a part, and the completion of the distribution, we did not conduct any business and did not have any material assets or liabilities. The selected historical financial data set forth below as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 has been derived from our audited combined financial statements, which are included elsewhere in this information statement. The income statement data for each of the nine months ended September 30, 2013 and 2012 and the balance sheet data as of September 30, 2013 have been derived from our unaudited interim combined financial statements included elsewhere in this information statement. Our unaudited interim combined financial statements as of September 30, 2013 and for the nine months ended September 30, 2013 were prepared on the same basis as our audited combined financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly our financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

            Our combined financial statements were carved-out from the financial information of SPG at a carrying value reflective of such historical cost in such SPG records. Our historical financial results reflect charges for certain corporate expenses which include, but are not limited to, costs related to property management, human resources, security, payroll and benefits, legal, corporate communications, information services and restructuring and reorganization. Costs of the services that were allocated or charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us based on a number of factors, most significantly our percentage of SPG's adjusted revenue and assets and the number of properties. We believe these allocations are reasonable; however, these results may not reflect what our expenses would have been had we been operating as a separate stand-alone public company. The corporate cost charges for the years ended 2012, 2011, and 2010 were $17.9 million, $16.3 million, and $16.2 million, respectively. The nine months ended September 30, 2013 and 2012 include corporate cost charges of $13.0 million and $13.5 million, respectively. Effective with the separation, we will enter into an arrangement with SPG to secure the appropriate support services that we deem necessary to operate as a separate company. The historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone entity during the periods shown. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Basis of Presentation."

            The historical results set forth below do not indicate results expected for any future periods. The selected financial data set forth below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes thereto included elsewhere in this information statement.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2013	2012	2012	2011	2010
Operating Data:
Total revenue	$457,502	$453,708	$617,842	$571,487	$571,992
Depreciation and amortization	(135,729)	(135,726)	(187,162)	(153,906)	(153,205)
Other operating expenses	(160,488)	(161,795)	(218,427)	(205,066)	(204,226)

Operating income	161,285	156,187	212,253	212,515	214,561
Interest expense	(41,247)	(44,818)	(58,844)	(55,326)	(63,601)
Income and other taxes	(170)	(252)	(165)	(157)	(119)
Income (loss) from unconsolidated entities	958	852	1,110	(91)	(464)
Gain on sale of interests in properties	14,152	—	—	—	—

Net income	134,978	111,969	154,354	156,941	150,377
Net income attributable to noncontrolling interests	(179)	(204)	(259)	(344)	(387)

Net income attributable to SPG	$134,799	$111,765	$154,095	$156,597	$149,990

Cash Flow Data:
Operating activities	$242,995	$249,297	$348,034	$294,865	$296,621
Investing activities	(63,117)	(53,815)	(81,248)	(81,878)	(29,021)
Financing activities	(167,697)	(190,473)	(258,411)	(210,074)	(266,139)
Other Financial Data:
Total NOI from continuing operations(1)	$329,555	$322,212	$440,524	$408,134	$408,371
Our Share of NOI	303,208	297,744	407,285	372,553	374,218
FFO(2)	258,904	249,833	344,454	313,486	306,371

		As of December 31,
	As of September 30, 2013
(in thousands)		2012	2011
Balance Sheet Data:
Cash and cash equivalents	$43,167	$30,986	$22,611
Total assets	2,991,212	3,060,190	3,105,640
Mortgages	918,043	926,159	1,014,852
Total equity	1,884,452	1,922,578	1,909,960

(1)
NOI does not represent income from operations as defined by GAAP. We use NOI as a supplemental measure of our operating performance. For our definition of NOI, as well as an important discussion of uses and inherent limitations, please refer to "Net Operating Income" below.

(2)
Funds from operations ("FFO") does not represent cash flow from operations as defined by GAAP and may not be reflective of SpinCo's operating performance due to changes in SpinCo's capital structure in connection with the separation and distribution. We use FFO as a supplemental measure of our operating performance. For a definition of FFO as well as a discussion of its uses and inherent limitations, please refer to "Funds from Operations" below.

 Net Operating Income

            We present NOI, as defined below, in this information statement as a supplemental measure of our performance that is not required by, or presented in accordance with, accounting principles generally accepted in the United States of America ("GAAP"). We believe that NOI is a useful supplemental measure of our operating performance. We define NOI as operating revenues (rental income, tenant recoveries and other income) less property and related expenses (real estate taxes, operating costs, repairs and maintenance, marketing and other property expenses). We exclude from NOI lease termination fees, land sale gains and interest income. Other real estate companies may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other real estate companies.

            We believe that NOI provides a performance measure that, when compared year over year, reflects the revenues and expenses directly associated with owning and operating shopping malls and strip centers and the impact on operations from trends in occupancy rates, rental rates and operating costs. These measures thereby provide an operating perspective not immediately apparent from GAAP operating or net income. We use NOI to evaluate our operating performance on a property-by-property basis because NOI allows us to evaluate the impact that factors such as lease structure, lease rates and tenant base, which vary by property, have on our operating results, gross margins and investment returns.

            In addition, management believes that NOI provides useful information to the investment community about our operating performance. However, due to the exclusions noted above, NOI should only be used as a supplemental measure of our financial performance and not as an alternative to GAAP operating income (loss) or net income (loss).

For reference, and as an aid in understanding management's computation of NOI, a reconciliation of NOI to combined operating income as computed in accordance with GAAP has been presented below.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(in thousands)	2013	2012	2012	2011	2010
Reconciliation of NOI of consolidated properties:
Net Income	$134,978	$111,969	$154,354	$156,941	$150,377
Income and other taxes	170	252	165	157	119
Interest expense	41,247	44,818	58,844	55,326	63,601
Gain on sale of interests in properties	(14,152)	—	—	—	—
Income from unconsolidated entities	(958)	(852)	(1,110)	91	464

Operating Income	161,285	156,187	212,253	212,515	214,561
Depreciation and amortization	135,729	135,726	187,162	153,906	153,205

NOI of consolidated properties	$297,014	$291,913	$399,415	$366,421	$367,766

Reconciliation of NOI of unconsolidated entities:
Net Income	$10,644	$12,064	$16,593	$17,358	$17,058
Interest expense	11,077	10,717	14,285	14,158	13,362
Gain from operations of discontinued joint venture interests	(523)	(3,149)	(4,124)	(3,911)	(4,573)

Operating Income	21,198	19,632	26,754	27,605	25,847
Depreciation and amortization	11,343	10,667	14,355	14,108	14,758

NOI of unconsolidated entities	$32,541	$30,299	$41,109	$41,713	$40,605

Total NOI from continuing operations	$329,555	$322,212	$440,524	$408,134	$408,371

NOI of discontinued unconsolidated properties	1,225	5,802	7,627	7,241	8,018

Total NOI of our portfolio	$330,780	$328,014	$448,151	$415,375	$416,389

Less: Joint venture partners' share of NOI	(27,572)	(30,270)	(40,866)	(42,822)	(42,171)

Our Share of NOI	$303,208	$297,744	$407,285	$372,553	$374,218

Total NOI of our portfolio	330,780	328,014
NOI from non comparable properties(1)	5,821	10,103

Total NOI of comparable properties(2)	$324,959	$317,911

Increase in NOI of comparable properties	2.2%

(1)
NOI excluded from comparable property NOI relates to properties not owned and operated in both periods under comparison and excludes income noted in footnote 2 below.

(2)
Comparable properties are malls and strip centers that were owned in both of the periods under comparison. Excludes lease termination income, interest income, land sale gains and the impact of siginificant redevelopment activities.

 Funds from Operations

            Consistent with real estate industry and investment community practices, we use FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), as a supplemental measure of our operating performance. NAREIT defines FFO as net income (loss) (computed in accordance with current GAAP), excluding gains or losses from cumulative effects of accounting changes, extraordinary items and sales of depreciable properties, plus real estate related depreciation and amortization.

            We consider FFO a useful supplemental measure and a complement to GAAP measures because it facilitates an understanding of the operating performance of our properties. FFO does not include real estate depreciation and amortization required by GAAP because these amounts are computed to allocate the cost of a property over its useful life. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, we believe that FFO provides investors with a clearer view of our operating performance, particularly with respect to our rental properties. FFO is not a measurement of our financial performance under GAAP and should not be considered as an alternative to revenues, operating income, net income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

            FFO does not represent cash flow from operating activities as defined by GAAP, should not be considered as an alternative to GAAP net income and is not necessarily indicative of cash available to fund cash requirements. For reference, and as an aid in understanding management's computation of FFO, a reconciliation of net income to FFO has been presented below:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(in thousands)	2013	2012	2012	2011	2010
Net Income	$134,978	$111,969	$154,354	$156,941	$150,377
Adjustments to Arrive at FFO:
Depreciation and amortization from consolidated properties	135,729	135,726	187,162	153,906	153,205
Our share of depreciation and amortization from unconsolidated entities	2,645	2,457	3,350	3175	3385
Gain on sale of interests in properties	(14,152)	—	—	—	—
Net income attributable to noncontrolling interest holders in properties	(179)	(204)	(259)	(344)	(387)
Noncontrolling interests portion of depreciation and amortization	(117)	(115)	(153)	(192)	(209)

FFO	$258,904	$249,833	$344,454	$313,486	$306,371

 RISK FACTORS

            You should carefully consider the following risks and other information in this information statement in evaluating our company and our common shares. Any of the following risks could materially and adversely affect our business, results of operations and financial condition. These risks have been separated into four groups: Risks Related to Our Business and Operations, Risks Related to the Separation, Risks Related to Our Status as a REIT, and Risks Related to Our Common Shares.

Risks Related to Our Business and Operations

We may not be able to renew leases or relet space at existing properties, or lease newly developed properties.

            When leases for our existing properties expire, the premises may not be relet or the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable than the current lease terms. Also, we may not be able to lease new properties to an appropriate mix of tenants or for rents that are consistent with our projections. To the extent that our leasing plans are not achieved, our business, results of operations and financial condition could be materially adversely affected.

Our lease agreements with our tenants typically provide a fixed rate for certain cost reimbursement charges; if our operating expenses increase or we are otherwise unable to collect sufficient cost reimbursement payments from our tenants, our business, results of operations and financial condition may be materially adversely affected.

            Energy costs, repairs, maintenance and capital improvements to common areas of our properties, janitorial services, administrative, property and liability insurance costs and security costs are typically allocable to our properties' tenants. Our lease agreements typically provide that the tenant is liable for a portion of such common area maintenance changes (which we refer to as "CAM") and other operating expenses. The majority of our current leases require an equal periodic tenant reimbursement amount for our cost recoveries, which serves to fix our tenants' CAM contributions to us. In these cases, a tenant will pay a single specified rent amount, or a set expense reimbursement amount, subject to annual increases, regardless of the actual amount of operating expenses. As a result, tenant payments remain the same regardless of whether operating expenses increase or decrease, causing us to be responsible for any excess amounts. In the event that our operating expenses increase, CAM and tenant reimbursements that we receive may not allow us to recover a substantial portion of these operating costs.

            In addition, the computation of cost reimbursements from tenants for CAM, insurance and real estate taxes is complex and involves numerous judgments, including interpretation of lease terms and other tenant lease provisions. Unforeseen or underestimated expenses may cause us to collect less than our actual expenses. The amounts we calculate and bill may also be disputed by tenants or become the subject of a tenant audit or even litigation.

            In the event that our properties are not fully occupied, we may be required to pay the portion of the CAM expenses allocable to the vacant space(s) that would otherwise typically be paid by the residing tenant(s). For the nine months ended September 30, 2013, our cost recovery ratio was 82.2%.

Some of our properties depend on anchor stores or major tenants to attract shoppers and could be materially adversely affected by the loss of, or a store closure by, one or more of these anchor stores or major tenants.

            Our strip centers and malls are typically anchored by department stores and other large nationally recognized tenants. The value of some of our properties could be materially adversely affected if these department stores or major tenants fail to comply with their contractual obligations, seek concessions in order to continue operations, or cease their operations.

            For example, among department stores and other large stores — often referred to as "big box" stores — corporate merger activity typically results in the closure of duplicate or geographically overlapping store locations. Further sustained adverse pressure on the results of our department stores and major tenants may have a similarly sustained adverse impact upon our own results. Certain department stores and other national retailers have experienced, and may continue to experience for the foreseeable future given current macroeconomic uncertainty and less-than-desirable levels of consumer confidence, considerable decreases in customer traffic in their retail stores, increased competition from alternative retail options such as those accessible via the Internet and other forms of pressure on their business models. As pressure on these department stores and national retailers increases, their ability to maintain their stores, meet their obligations both to us and to their external lenders and suppliers, withstand takeover attempts by investors or rivals or avoid bankruptcy and/or liquidation may be impaired and result in closures of their stores. Other tenants may be entitled to modify the economic or other terms of their existing leases in the event of such closures. The modification could be unfavorable to us as the lessor, and could decrease rents or expense recovery charges.

            Additionally, department store or major tenant closures may result in decreased customer traffic, which could lead to decreased sales at our properties. If the sales of stores operating in our properties were to decline significantly due to the closing of anchor stores or other national retailers, adverse economic conditions, or other reasons, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of any default by a tenant, whether a department store, national retailer or otherwise, we may not be able to fully recover, and/or may experience delays and costs in enforcing our rights as landlord to recover, amounts due to us under the terms of our agreements with such parties.

We face risks associated with the acquisition, development, re-development and expansion of properties, including risks of higher than projected costs, inability to obtain financing, inability to obtain required consents or approvals and inability to attract tenants at anticipated rates.

            We may seek to acquire and develop new properties and expand and redevelop existing properties, and these activities are subject to various risks. We may not be successful in pursuing acquisition, development or re-development/expansion opportunities. In addition, newly acquired, developed or re-developed/expanded properties may not perform as well as expected. Other risks we face include, without limitation, the following:

  •
  Construction costs of a project may be higher than projected, potentially making the project unfeasible or unprofitable;

  •
  We may not be able to obtain financing or to refinance loans on favorable terms, if at all;

  •
  We may be unable to obtain zoning, occupancy or other governmental approvals;

  •
  Occupancy rates and rents may not meet our projections and the project may not be profitable; and

  •
  We may need the consent of third parties, such as anchor tenants, mortgage lenders and joint venture partners, and those consents may be withheld.

            If a development or re-development/expansion project is unsuccessful, either because it is not meeting our expectations when operational or was not completed according to the project planning, we could lose our investment in the project. Furthermore, if we guarantee the property's financing, our loss could exceed our investment in the project.

Real estate investments are relatively illiquid.

            Our properties represent a substantial portion of our total consolidated assets, and these investments are relatively illiquid. As a result, our ability to sell one or more of our properties or investments in real estate in response to any changes in economic or other conditions may be limited. If we want to sell a property, we cannot assure you that we will be able to dispose of it in the desired time period or that the sale price of a property will exceed the cost of our investment in that property.

We face a wide range of competition that could affect our ability to operate profitably.

            Our properties compete with other retail properties and other forms of retailing, such as catalogs and e-commerce websites. Competition may also come from strip centers, outlet centers, lifestyle centers, and malls, and both existing and future development projects. The presence of competitive alternatives affects our ability to lease space and the level of rents we can obtain. New construction, renovations and expansions at competing sites could also negatively affect our properties. We also compete with other retail property developers to acquire prime development sites. In addition, we compete with other retail property companies for tenants and qualified management. If we are unable to successfully compete, our business, results of operations and financial condition could be materially adversely affected.

            The increase in digital and mobile technology usage has increased the speed of the transition from shopping at physical locations to web-based purchases. We may not be able to properly adapt to changing consumer spending habits and if we are unsuccessful in adapting our business, results of operations and financial condition could be materially adversely affected.

If we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives.

            SpinCo's management team will include experienced members of SPG's former strip center management team who have a detailed understanding of our strip center properties. A large part of our success will depend on the leadership and performance of our executive management team. If we lose the services of these individuals, we may not be able to successfully manage our business or achieve our business objectives.

We have limited control with respect to some properties that are partially owned or managed by third parties, which may adversely affect our ability to sell or refinance them or otherwise take actions concerning these properties that would be in the best interests of our shareholders.

            We may continue to co-invest with third parties through partnerships, joint ventures, or other entities, acquiring controlling or non-controlling interests in, or sharing responsibility for, managing the affairs of a property, partnership, joint venture or other entity. We do not have sole decision-making authority regarding the 12 properties that we currently hold through joint ventures with other parties.

            Additionally, we may not be in a position to exercise sole decision-making authority regarding any future properties that we may hold in a partnership or joint venture. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks that would not be present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, suffer a deterioration in their financial condition, or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals that are inconsistent with our own business interests or goals, and may be in a position to take actions contrary to our policies or objectives.

            Such investments may also have the potential risk of creating impasses on decisions, such as a sale or financing, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that may increase our expenses and prevent our officers and/or directors from focusing their time and efforts on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may, in certain circumstances, be liable for the actions of our third-party partners or co-venturers.

Our revenues are dependent on the level of revenues realized by our tenants, and a decline in their revenues could materially adversely affect our business, results of operations and financial condition.

            We are subject to various risks that affect the retail environment generally, including levels of consumer spending, seasonality, changes in economic conditions, unemployment rates, an increase in the use of the Internet by retailers and consumers, and natural disasters. Our tenants may be unable to pay their existing minimum rents or expense recovery charges due to these and other economic and market-based factors. Because substantially all of our income is derived from rentals of real property, our income and cash flow would be adversely affected if a significant number of tenants are unable to meet their obligations or their revenues decline. In addition, a decrease in retail demand could make it difficult for us to renew or re-lease our properties at lease rates equal to or above historical rates.

            Bankruptcy filings by tenants may occur during the course of our operations. We continually seek to re-lease vacant spaces resulting from tenant terminations. The bankruptcy of a tenant, particularly an anchor tenant, may make it more difficult to lease the remainder of a particular property or properties. Future tenant bankruptcies could adversely affect our properties or impact our ability to successfully execute our re-leasing strategy.

Economic and market conditions could negatively impact our business, results of operations and financial condition.

            The market in which we operate is affected by a number of factors that are largely beyond our control but may nevertheless have a significant negative impact on us. These factors include, but are not limited to:

  •
  Interest rates and credit spreads;

  •
  The availability of credit, including the price, terms and conditions under which it can be obtained;

  •
  A decrease in consumer spending or sentiment, including as a result of increases in savings rates and tax increases, and any effect that this may have on retail activity;

  •
  The actual and perceived state of the real estate market, market for dividend-paying stocks and public capital markets in general; and

  •
  Unemployment rates, both nationwide and within the primary markets in which we operate.

            In addition, increased inflation may have a pronounced negative impact on the interest expense we pay in connection with our outstanding indebtedness and our general and administrative expenses, as these costs could increase at a rate higher than our rents. Also, inflation may adversely affect tenant leases with stated rent increases, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending which could impact our tenants' sales and, in turn, our own results of operations.

            Deflation may result in a decline in general price levels, often caused by a decrease in the supply of money or credit. The predominant effects of deflation are high unemployment, credit contraction and weakened consumer demand. Restricted lending practices may impact our ability to obtain financing for our properties and may also negatively impact our tenants' ability to obtain credit. Decreases in consumer demand can have a direct impact on our tenants and the rents we receive.

            A slow growing economy hinders consumer spending, which may lead to less discretionary income available for shopping at our malls and strip centers. Weak income growth could weigh down consumer spending, which could be further affected if the overall economy suffers a setback during the current recovery.

An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect our share price.

            An environment of rising interest rates could lead holders of our common shares to seek higher yields through other investments, which could adversely affect the market price of our common shares. One of the factors that may influence the price of our common shares in public markets is the annual distribution rate we pay as compared with the yields on alternative investments. In addition, increases in market interest rates could result in increased borrowing costs for us, which may adversely affect our cash flow and the amounts available for distributions to our shareholders.

We will have a debt burden that is initially expected to be approximately $2 billion, which could materially adversely affect our future operations, and we may incur additional indebtedness in the future.

            Upon completion of the separation, we expect to have approximately $2 billion of total debt outstanding, including approximately $1 billion of our share of existing mortgage debt and at least $1 billion of new debt which we expect to consist of a mix of secured and unsecured indebtedness. We are subject to the risks normally associated with debt financing, including the risk that our cash flow from operations will be insufficient to service our debt obligations. In addition, we may incur additional indebtedness in the future in connection with acquisitions, re-development projects or other strategic opportunities, or to fund capital expenditure requirements. Increased leverage may make it more difficult for us to withstand adverse economic conditions and reduce our flexibility in responding to changing business, regulatory and economic conditions.

            In addition, a substantial portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purposes. Our debt service costs generally will not be reduced if developments at our properties, such as the entry of new competitors or the loss of major tenants, result in decreased income from our properties. Should such events occur, our operations may be materially adversely affected. In addition, if a property is mortgaged to secure payment of indebtedness and income from such property is insufficient to pay that indebtedness, the property may be foreclosed upon by the mortgagee, resulting in a loss of income and a decline in our total asset value.

Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially adversely affect our business, financial position, or results of operations.

            At separation, we intend to enter into one or more secured or unsecured credit facilities; we will also have property-level debt. We may also incur substantial additional indebtedness in the future. Our indebtedness may impose various restrictions and covenants on us that could have material adverse consequences. Failure to comply with the restrictions and covenants in any of our indebtedness would result in a default under the applicable agreements governing such indebtedness and, absent a waiver or an amendment from our lenders, would permit the acceleration thereof. No assurance can be given that we will be successful in obtaining such waiver or amendment. Furthermore, any such default could result in the cross-default of our other indebtedness.

If we cannot obtain additional capital, our growth may be limited.

            In order to qualify and maintain our qualification as a REIT each year, we will be required to distribute at least 90% of our REIT taxable income, excluding net capital gains, to our shareholders. As a result, our retained earnings available to fund acquisitions, development, or other capital expenditures are nominal, and we will rely upon the availability of additional debt or equity capital to fund these activities. Our long-term ability to grow through acquisitions or development, which is an important component of our strategy, will be limited if we cannot obtain additional debt financing or equity capital. Market conditions may make it difficult to obtain debt financing or raise equity capital, and we cannot assure you that we will be able to obtain additional debt or equity financing or that we will be able to obtain such capital on favorable terms.

Adverse changes in any credit rating we may subsequently obtain may affect our borrowing capacity and borrowing terms.

            We expect that our outstanding debt will be periodically rated by nationally recognized credit rating agencies. The credit ratings are based upon our operating performance, liquidity and leverage ratios, overall financial position, and other factors viewed by the credit rating agencies as relevant to both our industry and the economic outlook. Our credit rating may affect the amount of capital we can access, as well as the terms of any financing we obtain. Since we depend primarily on debt financing to fund our growth, adverse changes in any credit rating we may subsequently obtain may have a negative effect on our future growth.

We may enter into to hedging interest rate protection arrangements that may not effectively limit our interest rate risk.

            We may seek to selectively manage any exposure that we may have to interest rate risk through interest rate protection agreements geared toward effectively fixing or capping a portion of our variable-rate debt. In addition, we may refinance fixed-rate debt at times when we believe rates and terms are appropriate. Any such efforts to manage these exposures may not be successful.

            Our potential use of interest rate hedging arrangements to manage risk associated with interest rate volatility may expose us to additional risks, including the risk that a counterparty to a hedging arrangement may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that hedging activities will have the desired beneficial impact on our results of operations or financial condition. Termination of these hedging agreements typically involves costs, such as transaction fees or breakage costs.

We are subject to various regulatory requirements, and any changes in such requirements could have a material adverse effect on our business, results of operations and financial condition.

            The laws, regulations and policies governing our business, or the regulatory or enforcement environment at the national level or in any of the states in which we operate, may change at any time and may have a material adverse effect on our business. For example, the Patient Protection and Affordable Care Act of 2010, as it is phased-in over time, may significantly impact our cost of providing employees with health care insurance. We are unable to predict how this, or any other future legislative or regulatory proposals or programs, will be administered or implemented, or whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. In addition, changes in tax laws may have a significant impact on our operating results. For more information regarding this, please refer to "Risks Related to Our Status as a REIT."

            Our inability to remain in compliance with regulatory requirements could have a material adverse effect on our operations and on our reputation generally. We are unable to give any assurances that applicable laws or regulations will not be amended or construed differently, or that new laws and regulations will not be adopted, either of which may have a material adverse effect on our business, financial condition or results of operations.

Our efforts to identify environmental liabilities may not be successful.

            We believe that our portfolio is in substantial compliance with federal, state and local environmental laws, ordinances and regulations regarding hazardous or toxic substances, but this belief is based on limited testing. Nearly all of our properties have been subjected to Phase I or similar environmental audits. These environmental audits have not revealed, nor are we aware of, any environmental liability that we believe will have a material adverse effect on our results of operations or financial condition. However, we cannot assure you that:

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  Existing environmental studies with respect to the portfolio reveal all potential environmental liabilities;

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  Any previous owner, occupant, or tenant of a property did not create any material environmental condition not known to us at this or any previous point in time;

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  The current environmental condition of the portfolio will not be affected by tenants and occupants, by the condition of nearby properties, or by other unrelated third parties; or

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  Future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations or the interpretation thereof) will not result in environmental liabilities.

We could incur significant costs related to government regulation and litigation over environmental matters, and changes in various other federal, state and local laws, regulations and policies could have a material adverse effect on our business, results of operations and financial condition.

            Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property, and may be held liable to third parties for bodily injury or property damage incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or otherwise caused, the release of the hazardous or toxic substances. The presence of contamination at any of our properties, or the failure to remediate contamination discovered at such properties, could result in significant costs to us and may materially adversely affect our ability to sell or lease such properties or to borrow using such properties as collateral.

            For example, federal, state and local laws require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain re-developments. These regulations also govern emissions of, and exposure to, asbestos fibers in the air, which may necessitate implementation of site-specific maintenance practices. Certain laws also impose liability for the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real property for personal injury or property damage associated with asbestos-containing materials. Asbestos-containing building materials are present at some of our properties and may be present at others. To minimize the risk of on-site asbestos being improperly disturbed, we have developed and implemented asbestos operations and maintenance programs to manage asbestos-containing materials and suspected asbestos-containing materials in accordance with applicable legal requirements.

Some of our potential losses may not be covered by insurance.

            SPG maintains insurance coverage with third-party carriers who provide a portion of the coverage for specific layers of potential losses, including commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties. We will remain under SPG's insurance coverage during 2014 and will pay SPG our respective share of insurance premiums to cover our properties.

            The initial portion of coverage not provided by third-party carriers will either be insured through a wholly owned captive insurance companies or other financial arrangements controlled by SPG. A third-party carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through SPG's captive insurance entities also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations.

            There are some types of losses, including lease and other contract claims and certain catastrophic perils, that generally are not insured or are subject to large insurance deductibles. If an uninsured loss or a loss in excess of insured limits occurs, or a loss for which there is a large deductible occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue it could generate. SPG's insurance policies include coverage for acts of terrorism by foreign or domestic agents. The United States government provides reinsurance coverage to insurance companies following a declared terrorism event under the Terrorism Risk Insurance Program Reauthorization Act, which extended the effectiveness of the Terrorism Risk Insurance Extension Act (which we refer to as the "TRIA") of 2005. The TRIA is designed to reinsure the insurance industry from declared terrorism events that cause or create in excess of $100 million in damages or losses. The U.S. government could terminate its reinsurance of terrorism, thus increasing the risk of uninsured losses for such acts. If the TRIA is not extended beyond its current expiration date of December 31, 2014, we may incur higher insurance costs and greater difficulty in obtaining insurance that covers terrorism-related damages. Our tenants may also experience similar difficulties.

            After 2014, we may enter into new insurance arrangements with third party insurance providers or, subject to agreement with SPG, may continue to be under SPG's insurance.

Our due diligence review of acquisition opportunities or other transactions may not identify all pertinent risks, which could materially affect our business, financial condition, liquidity and results of operations.

            Although we intend to conduct due diligence with respect to each acquisition opportunity or other transaction that we pursue, it is possible that our due diligence processes will not uncover all relevant facts, particularly with respect to any assets we acquire from third parties. In some cases, we may be given limited access to information about the investment and will rely on information provided by the target of the investment. In addition, if opportunities are scarce, the process for selecting bidders is competitive, or the time frame in which we are required to complete diligence is short, our ability to conduct a due diligence investigation may be limited, and we would be required to make investment decisions based upon a less thorough diligence process than would otherwise be the case. Accordingly, investments and other transactions that initially appear to be viable may prove to not be so over time, due to the limitations of the due diligence process or other factors.

We are dependent on SPG to provide services to us pursuant to the property management agreements and transition services agreement; it may be difficult to replace the services provided under such agreements, and employees of SPG will face competing demands on their time in discharging their duties to SpinCo under these agreements.

            Following the separation and distribution, we will depend on SPG to provide certain services to us in operating our malls. Prior to the separation and distribution, employees of SPG managed these malls by, among other things, negotiating leases with tenants, promoting the leasing property through advertisements, billing tenants for rent and all other charges, paying the salaries of all employees of SPG responsible for management of the properties, making such repairs as approved in the budgets, maintenance and payment of any taxes or fees. Following the separation and distribution, these employees will continue to be employed by SPG and will not become employees of SpinCo. As a result, we will initially rely on these employees of SPG to continue providing management and other services to us pursuant to the property management agreements. The loss of such services could adversely affect our operations. Furthermore, these employees will face competing demands on their time in discharging their duties to SpinCo under these agreements, the compensation of these employees will be entirely determined by SPG and may not be linked to the operating performance of our malls, and the continued service of these employees pursuant to the property management agreements is not guaranteed.

            It may be difficult for us to replace our property management agreements with SPG. The property management agreements may be terminated by either party as of the end of the initial term or during any renewal term upon 180 days' prior notice to the other party. If the property management agreements are terminated we will need to replace the services provided by SPG and the terms of such replacement agreements may be less favorable to us.

SPG, as manager of certain of our enclosed mall properties under the property management agreements, will not be required to present investments to us that satisfy our investment guidelines before pursuing such opportunities on SPG's behalf.

            Our property management agreements will not require SPG to present investment opportunities that satisfy our investment guidelines to us before pursuing such opportunities on SPG's behalf. As a result, SPG may be able to direct investment opportunities away from SpinCo, and we may be unable to compete with SPG in pursuing such opportunities.

            In addition, our Governance Principles will provide that if any SpinCo director who is also a director, officer or employee of SPG acquires knowledge of a corporate opportunity or is otherwise offered a corporate opportunity (provided that this knowledge was not acquired solely in such person's capacity as a director of our company), then to the fullest extent permitted by law, such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us if SPG, or their affiliates, pursues or acquires the corporate opportunity, or if such person did not present the corporate opportunity to us.

Risks Related to the Separation

We have no history operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

            The historical information about us in this information statement refers to our business as operated by and integrated with SPG. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of SPG. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future. Factors which could cause our results to differ from those reflected in such historical and pro forma financial information and which may adversely impact our ability to receive similar results in the future may include, but are not limited to, the following:

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  Prior to the separation, our business has been operated by SPG as part of its broader corporate organization, rather than as an independent company. SPG or one of its affiliates performed various corporate functions for us, such as accounting, information technology, and finance. Following the separation, SPG will provide some of these functions to us, as described in "Certain Relationships and Related Person Transactions." Our historical and pro forma financial results reflect allocations of corporate expenses from SPG for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate, publicly traded company. We will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which we will no longer have access after our separation from SPG. Developing our ability to operate without access to SPG's current operational and administrative infrastructure will be costly and may prove difficult. We may not be able to operate our business efficiently or at comparable costs, and our profitability may decline;

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  Currently, our business is integrated with the other businesses of SPG, and we are able to use SPG's size and purchasing power in procuring various goods and services and shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. For example, we have historically been able to take advantage of SPG's purchasing power in technology and services, including information technology, marketing, insurance, treasury services, property support and the procurement of goods. Although we will enter into certain transition and other separation-related agreements with SPG, these arrangements may not fully capture the benefits we have enjoyed as a result of being integrated with SPG and may result in us paying higher charges than in the past for these services. In addition, services provided to us under the transition services agreement will generally only be provided for a maximum of 24 months, subject to certain exceptions for services that can be terminated earlier, and this may not be sufficient to meet our needs. As a separate, independent company, we may be unable to obtain goods and services at the prices and terms obtained prior to the separation, which could decrease our overall profitability. As a separate, independent company, we may also not be as successful in negotiating favorable tax treatments and credits with governmental entities. Likewise, it may be more difficult for us to attract and retain desired tenants. This could have an adverse effect on our business, results of operations and financial condition following the completion of the separation;

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  Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development, and capital expenditures, have historically been satisfied as part of the corporation-wide cash management policies of SPG. Following the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may not be on terms as favorable to those obtained by SPG, and the cost of capital for our business may be higher than SPG's cost of capital prior to the separation;

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  Our historical financial information does not reflect the debt we expect to incur in connection with the separation or our receipt from SPG of certain operations and assets or the assumption of the corresponding liabilities of our business after the separation; and

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  As a public company, we will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements according to the rules and regulations required by the SEC. Complying with these requirements could result in significant costs to us and require us to divert substantial resources, including management time, from other activities.

            Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as an independent company. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, please refer to "Unaudited Pro Forma Combined Financial Statements," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and accompanying notes included elsewhere in this information statement.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, SPG, SpinCo and SPG shareholders could be subject to significant tax liabilities and, in certain circumstances, SpinCo could be required to indemnify SPG for material taxes pursuant to indemnification obligations under the tax matters agreement.

            It is a condition to the distribution that SPG receive an opinion of counsel, satisfactory to the SPG board of directors, to the effect that the distribution, together with certain related transactions, will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel will be based and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of SPG and SpinCo, including those relating to the past and future conduct of SPG and SpinCo. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if SPG or SpinCo breach any of their respective covenants in the separation documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

            Notwithstanding the opinion of counsel, the Internal Revenue Service (the "IRS") could determine that the distribution, together with certain related transactions, should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel was based are false or have been violated, or if it disagrees with the conclusions in the opinion of counsel. The opinion of counsel is not binding on the IRS and there can be no assurance that the IRS will not take a contrary position.

            If the distribution, together with certain related transactions, fails to qualify for tax-free treatment, in general, SPG would recognize taxable gain as if it had sold the SpinCo common stock in a taxable sale for its fair market value and SPG shareholders who receive SpinCo common shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, please refer to "The Separation — Material U.S. Federal Income Tax Consequences of the Distribution."

            Under the tax matters agreement that SpinCo will enter into with SPG, SpinCo may be required to indemnify SPG against any additional taxes resulting from (i) an acquisition of all or a portion of the equity securities or assets of SpinCo, whether by merger or otherwise, (ii) other actions or failures to act by SpinCo, or (iii) any of SpinCo's representations or undertakings being incorrect or violated. For a more detailed discussion, please refer to "Certain Relationships and Related Person Transactions — The Tax Matters Agreement."

SpinCo may not be able to engage in desirable strategic or capital-raising transactions following the separation. In addition, SpinCo could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

            To preserve the tax-free treatment of the separation, for the two-year period following the separation, SpinCo may be prohibited, except in specific circumstances, from: (i) entering into any transaction pursuant to which all or a portion of SpinCo's shares would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds, (iii) repurchasing SpinCo common shares, (iv) ceasing to actively conduct certain of its businesses, or (v) taking or failing to take any other action that prevents the distribution and related transactions from being tax-free.

            These restrictions may limit SpinCo's ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of SpinCo's business. For more information, please refer to "The Separation — Material U.S. Federal Income Tax Consequences of the Distribution" and "Certain Relationships and Related Person Transactions — The Tax Matters Agreement."

Potential indemnification liabilities to SPG pursuant to the separation agreement could materially adversely affect our operations.

            The separation agreement with SPG provides for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the separation and distribution and provisions governing our relationship with SPG with respect to and following the separation and distribution. Among other things, the separation agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation and distribution, as well as those obligations of SPG that we will assume pursuant to the separation agreement. If we are required to indemnify SPG under the circumstances set forth in this agreement, we may be subject to substantial liabilities. For a description of this agreement, please refer to "Certain Relationships and Related Person Transactions — The Separation Agreement."

SPG may not be able to transfer its interests in certain properties held pursuant to certain joint venture arrangements or that are subject to certain debt arrangements due to the need to obtain the consent of third parties.

            The co-owned nature of some of our properties, along with certain covenants and other restrictions contained in agreements governing indebtedness secured by certain of our properties, may require SPG to obtain co-venturer and lender consent in order to transfer such properties to us prior to completion of the separation. There is no assurance that SPG will be able to obtain these consents on terms that it determines to be reasonable, or at all. Failure to obtain these consents could require SPG to retain such properties, which could have a material adverse effect on our business, results of operations and financial condition.

After the separation, certain of our directors and executive officers and directors may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, SPG.

            We expect that some of our directors or executive officers will be persons who are or have been employees of SPG. Because of their current or former positions with SPG, certain of our expected directors and executive officers may own SPG common stock or other equity awards. Following the separation, even though our board of directors will consist of a majority of directors who are independent, we expect that some of our executive officers and some of our directors will continue to have a financial interest in SPG common stock. In addition, certain of our directors will continue serving on the board of directors of SPG. Continued ownership of SPG common stock and equity awards, or service as a director at both companies, could create, or appear to create, potential conflicts of interest.

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.

            We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed due to a variety of circumstances, not all of which may be under our control. The separation is expected to provide the following benefits, among others: (i) a distinct investment identity allowing investors to evaluate our merits, performance and future prospects as an independent company; (ii) more efficient allocation of capital for both SPG and for us; and (iii) direct access by us to the capital markets.

            We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (i) the separation will require significant amounts of management's time and effort, which may divert management's attention from operating and growing our business; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of SPG; (iii) following the separation, our business will be less diversified than SPG's business prior to the separation; and (iv) the other actions required to separate our business from that of SPG could disrupt our operations. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our business, financial conditions and results of operations could be materially adversely affected.

Our agreements with SPG in connection with the separation and distribution, including our property management agreements, involve potential conflicts of interest, and may not reflect terms that would have resulted from negotiations between unaffiliated third parties.

            Because the separation and distribution involves the division of certain of SPG's existing businesses into two independent companies, we expect to enter into certain agreements with SPG to provide a framework for our relationship with SPG following the separation and distribution, including the separation agreement, the property management agreements, a transition services agreement, a tax matters agreement and an employee matters agreement. The terms of these agreements between SPG and us will be determined while we are still a wholly owned subsidiary of SPG and will be determined by persons who are at the time employees, officers or directors of SPG or its subsidiaries and, accordingly, have a conflict of interest. For example, during the period in which the terms of those agreements will be prepared, we will not have a board of directors that will be independent of SPG. As a result, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Arm's-length negotiations between SPG and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See "Certain Relationships and Related Person Transactions."

No vote of the SPG shareholders is required in connection with the separation and distribution.

            No vote of the SPG shareholders is required in connection with the separation and distribution. Accordingly, if this transaction occurs and you do not want to receive our common shares in the distribution, your only recourse will be to divest yourself of your SPG common stock prior to the record date for the distribution.

SPG's board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the separation and distribution and the related transactions at any time prior to the distribution date. In addition, the separation and distribution and related transactions are subject to the satisfaction or waiver by SPG's board of directors in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met.

            The SPG board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the separation and distribution and the related transactions at any time prior to the distribution date. This means that SPG may cancel or delay the planned separation and distribution of our common shares if at any time the board of directors of SPG determines that it is not in the best interests of SPG and its shareholders. If SPG's board of directors makes a decision to cancel the separation, shareholders of SPG will not receive any distribution of our common shares and SPG will be under no obligation whatsoever to its shareholders to distribute such common shares. In addition, the separation and distribution and related transactions are subject to the satisfaction or waiver by SPG's board of directors in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met.

In connection with our separation from SPG, SPG will indemnify us for certain pre-distribution liabilities and liabilities related to SPG assets. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that SPG's ability to satisfy its indemnification obligation will not be impaired in the future.

            Pursuant to the separation agreement, SPG will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that SPG agrees to retain, and there can be no assurance that SPG will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from SPG any amounts for which we are held liable, such indemnification may be insufficient to fully offset the financial impact of such liabilities and/or we may be temporarily required to bear these losses while seeking recovery from SPG.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and share price.

            As a public company, we will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing.

            In addition, the Sarbanes-Oxley Act requires that we, among other things, establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting.

            Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause our company to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting. This could materially adversely affect our company by, for example, leading to a decline in our share price and impairing our ability to raise additional capital.

Substantial sales of our common shares may occur in connection with the distribution, which could cause our share price to decline.

            The shares that SPG intends to distribute to its shareholders generally may be sold immediately in the public market. Upon completion of the distribution, we expect that we will have an aggregate of approximately       million common shares issued and outstanding, based on the number of outstanding shares of SPG as of the record date. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, (the "Securities Act") unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act.

            Although we have no actual knowledge of any plan or intention on the part of any 5% or greater shareholder to sell our shares following the distribution, it is possible that some SPG shareholders, including possibly some of our large shareholders, will sell our common shares that they receive in the distribution. For example, SPG shareholders may sell our common shares because our business profile or market capitalization as an independent company does not fit their investment objectives or because our common shares are not included in certain indices after the distribution. A portion of SPG's shares is held by index funds tied to the Standard & Poor's 500 Index or other indices, and if we are not included in these indices at the time of the Distribution, these index funds may be required to sell our shares. The sales of significant amounts of our common shares, or the perception in the market that this will occur, may result in the lowering of the market price of our shares.

Risks Related to Our Status as a REIT

If we do not qualify to be taxed as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to our shareholders.

            We expect to receive an opinion of our special REIT tax advisors,      (the "Special Tax Advisor"), with respect to our qualification as a REIT in connection with the separation. Investors should be aware, however, that opinions of advisors are not binding on the IRS or any court. The opinions of the Special Tax Advisor represent only the view of the Special Tax Advisor based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the value of our assets and the sources of our income. The opinion is expressed as of the date issued. The Special Tax Advisor will have no obligation to advise us, or the holders of our common shares, of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law.

            Furthermore, both the validity of the opinion of the Special Tax Advisor and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which will not be monitored by the Special Tax Advisor. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS will not contend that our investments violate the REIT requirements.

            If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to our shareholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse effect on the value of, and trading prices for, our common shares. Unless we are deemed to be entitled to relief under certain provisions of the Code, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we initially ceased to qualify as a REIT.

Our failure to qualify as a REIT could cause our shares to be delisted from the      .

            The      requires, as a condition to the listing of our common shares, that we maintain our REIT status. Consequently, if we fail to maintain our REIT status, our common shares could promptly be delisted from the      , which would decrease the trading activity of such common shares, making the sale of such common shares difficult.

            If we were delisted as a result of losing our REIT status and wished to relist our shares on the      , we would be required to reapply to the      to be listed as a domestic corporation. As the      's listing standards for REITs are less burdensome than its standards for domestic corporations, it would be more difficult for us to become a listed company under these heightened standards. We may not be able to satisfy the      's listing standards for domestic corporations. As a result, if we were delisted from the      , we may not be able to relist as a domestic corporation, in which case our shares could not trade on the      .

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

            Dividends payable by domestic corporations to domestic shareholders that are individuals, trusts and estates are generally taxed at reduced tax rates. Dividends payable by REITs, however, generally are not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common shares.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

            Qualifying as a REIT involves the application of highly technical and complex provisions of the Code for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. Compliance with these requirements must be carefully monitored on a continuing basis, and there can be no assurance that our Manager's personnel responsible for doing so will be able to successfully monitor our compliance, despite clauses in the property management agreements requiring such monitoring. In addition, our ability to satisfy the requirements to qualify to be taxed as a REIT may depend, in part, on the actions of third parties over which we have either no control or only limited influence.

Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a negative effect on us.

            The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, and by the IRS and the U.S. Department of the Treasury (the "Treasury"). In particular, in June 2013, several companies pursuing REIT conversions disclosed that they had been informed by the IRS that it had formed a new internal working group to study the current legal standards the IRS uses to define "real estate" for purposes of the REIT provisions of the Code. Changes to the tax laws or interpretations thereof by the IRS and the Treasury, with or without retroactive application, could materially and adversely affect our investors or our company. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT and/or the U.S. federal income tax consequences to our investors and our company of such qualification.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

            In order for us to qualify to be taxed as a REIT, and assuming that certain other requirements are also satisfied, we generally must distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to our shareholders each year, so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT, but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. We intend to make distributions to our shareholders to comply with the REIT requirements of the Code.

            From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves, or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, or make taxable distributions of our capital stock or debt securities to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Further, amounts distributed will not be available to fund investment activities. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our shares. Any restrictions on our ability to incur additional indebtedness or make certain distributions could preclude us from meeting the 90% distribution requirement. Decreases in funds from operations due to unfinanced expenditures for acquisitions of properties or increases in the number of shares outstanding without commensurate increases in funds from operations each would adversely affect our ability to maintain distributions to our shareholders. Consequently, there can be no assurance that we will be able to make distributions at the anticipated distribution rate or any other rate. Please refer to "Dividend Policy."

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flows.

            Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. Please refer to "Material U.S. Federal Income Tax Consequences." For example, in order to meet the REIT qualification requirements, we may hold some of our assets or conduct certain of our activities through one or more taxable REIT subsidiaries ("TRSs") or other subsidiary corporations that will be subject to federal, state and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm's-length basis. Any of these taxes would decrease cash available for distribution to our shareholders.

Complying with REIT requirements may cause us to forego otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

            To qualify to be taxed as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consist of cash, cash items, government securities and "real estate assets" (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

            Additionally, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. Please refer to

"Material U.S. Federal Income Tax Consequences." If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

            In addition to the asset tests set forth above, to qualify to be taxed as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our shareholders and the ownership of our shares. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

            The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Income from certain potential hedging transactions that we may enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or from transactions to manage risk of currency fluctuations with respect to any item of income or gain that satisfy the REIT gross income tests (including gain from the termination of such a transaction) does not constitute "gross income" for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. Please refer to "Material U.S. Federal Income Tax Consequences."

            As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a total return swap. This could increase the cost of our hedging activities because the total return swap may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in the total return swap will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the total return swap.

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay distributions to our shareholders.

            As a REIT, we are generally required to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) each year to our shareholders. To qualify for the tax benefits accorded to REITs, we intend to make distributions to our shareholders in amounts such that we distribute all or substantially all of our net taxable income each year, subject to certain adjustments. However, our ability to make distributions may be adversely affected by the risk factors described herein.

The share ownership limit imposed by the Code for REITs, and our amended and restated articles of incorporation, may inhibit market activity in our shares and restrict our business combination opportunities.

            In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first taxable year. Our amended and restated articles of incorporation, with certain exceptions, authorize our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.9% of the aggregate value of our outstanding shares, treating classes and series of our shares in the aggregate. Our board of directors may grant an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine in its sole discretion. These ownership limits could delay or prevent a transaction or a change in our control that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.

 Risks Related to Our Common Shares

No market currently exists for the SpinCo common shares and we cannot be certain that an active trading market for our common shares will develop or be sustained after the separation, and, following the separation, our share price may fluctuate significantly.

            A public market for our common shares does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of our common shares will begin on a "when-issued" basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common shares after the separation. Nor can we predict the prices at which our common shares may trade after the separation. Similarly, we cannot predict the effect of the separation on the trading prices of our common shares or whether the combined market value of our common shares and SPG's common shares will be less than, equal to, or greater than the market value of SPG's common shares prior to the separation. The market price of our common shares may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

  •
  Actual or anticipated fluctuations in our operating results;

  •
  Changes in earnings estimated by securities analysts or our ability to meet those estimates;

  •
  The operating and share price performance of comparable companies;

  •
  Changes to the regulatory and legal environment under which we operate; and

  •
  Domestic and worldwide economic conditions.

            In addition, when the market price of a company's common shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

We cannot guarantee the timing, amount, or payment of dividends on our common shares.

            Although we expect to pay regular cash dividends following the separation, the timing, declaration, amount and payment of future dividends to shareholders will fall within the discretion of our board of directors. Our board of directors' decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, limitations under our financing arrangements, industry practice, legal requirements, regulatory constraints, and other factors that it deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and access capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividend if we commence paying dividends. For more information, Please refer to "Dividend Policy."

Our cash available for distribution to shareholders may be insufficient to pay distributions at any particular levels or in amounts sufficient to maintain our REIT qualification, which may require us to borrow funds in order to make such distributions.

            As a REIT, we are required to distribute at least 90% of our REIT taxable income each year, excluding net capital gains, to our shareholders. We intend to make regular quarterly distributions whereby we expect to distribute at least 100% of our REIT taxable income to our shareholders out of assets legally available thereof. Based on the amount of SpinCo's REIT taxable income for the twelve-month period ended December 31, 2012 as reflected in the summary historical combined financial data, the Company's annual dividend for that period would have been greater than $0.50 per share, assuming a distribution ratio of one SpinCo share for each share of SPG. However, our ability to make distributions may be adversely affected by various factors, many of which are not within our control. For example, in the event of downturns in our financial condition or operating results, economic conditions or otherwise, we may be unable to declare or pay distributions to our shareholders to the extent required to maintain our REIT qualification. We may be required either to fund distributions from borrowings under our anticipated revolving credit facility or to reduce our distributions. If we borrow to fund distributions, our interest costs may increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

            In addition, some of our distributions may include a return of capital. To the extent that we make distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder's adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder's adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder's shares, the distributions will be treated as gain from the sale or exchange of such shares.

Your percentage of ownership in our company may be diluted in the future.

            In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. In addition, while the effect of the separation on outstanding equity-based compensation awards has not been determined, our directors, officers and employees may receive compensatory equity awards denominated in our shares after the distribution as a result of conversion of their SPG equity awards (in whole or in part). We anticipate granting additional compensatory equity awards to officers and employees who will provide services to us after the distribution. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common shares.

            In addition, our amended and restated articles of incorporation will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common shares respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common shares. For example, we could grant the holders of preferred shares the right to elect some number of our directors in all events or on the occurrence of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred shares could affect the residual value of the common shares. Please refer to "Description of SpinCo's Capital Stock."

Certain provisions in our amended and restated articles of incorporation and bylaws, and provisions of Indiana law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common shares.

            Our amended and restated articles of incorporation and bylaws will contain, and Indiana law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

  •
  The inability of our shareholders to call a special meeting;

  •
  Restrictions on the ability of our shareholders to act by written consent without a meeting;

  •
  Advance notice requirements and other limitations on the ability of shareholders to present proposals or nominate directors for election at shareholder meetings;

  •
  The right of our board of directors to issue preferred shares without shareholder approval;

  •
  Limitations on the ability of our shareholders to remove directors;

  •
  The ability of our directors, and not shareholders, to fill vacancies on our board of directors;

  •
  Restrictions on the number of shares of capital stock that individual shareholders may own;

  •
  Supermajority vote requirements for shareholders to amend certain provisions of our amended and restated articles of incorporation and bylaws;

  •
  Limitations on the exercise of voting rights in respect of any "control shares" acquired in a control share acquisition, which we have currently opted out of in our amended and restated bylaws but which could apply to us in the future; and

  •
  Restrictions on an "interested shareholder" to engage in certain business combinations with us for a five-year period following the date the interest shareholder became such.

            We believe these provisions will protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of us and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

            Several of the agreements that we expect to enter into in connection with the separation with SPG may require SPG's consent to any assignment by us of our rights and obligations under the agreements. These agreements will generally expire within two years of our separation from SPG, except for certain agreements that will continue for longer terms. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable.

            In addition, an acquisition or further issuance of our common shares could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), please refer to "The Separation — Material U.S. Federal Income Tax Consequences of the Distribution." Under the tax matters agreement, we would be required to indemnify SPG for any resulting taxes, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable. Please refer to "Certain Relationships and Related Person Transactions" and "Description of SpinCo's Capital Stock" for a more detailed description of these agreements and provisions.

Our substantial shareholders may exert influence over our company that may be adverse to our best interests and those of our other shareholders.

            Following the separation and distribution, a substantial portion of our outstanding common shares will be held by a relatively small group of shareholders. This concentration of ownership may make some transactions more difficult or impossible without the support of some or all of these shareholders. For example, the concentration of ownership held by the substantial shareholders, even if they are not acting in a coordinated manner, could allow them to influence our policies and strategy and could delay, defer or prevent a change of control or impede a merger, takeover or other business combination that may otherwise be favorable to us and our other shareholders. In addition, the interests of any of our substantial shareholders, or any of their respective affiliates, could conflict with or differ from the interests of our other shareholders or the other substantial shareholders. A substantial shareholder or affiliate thereof may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

            This information statement and other materials SPG and SpinCo have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, generally identify "forward-looking statements," which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements.

            Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such factors include, but are not limited to: our ability to meet debt service requirements, the availability of financing, changes in any credit rating we may subsequently obtain, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, international, national, regional and local economic climates, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, intensely competitive market environment in the retail industry, costs of CAM, risks related to international activities, insurance costs and coverage, terrorist activities, changes in economic and market conditions and maintenance of our status as a real estate investment trust. Other factors that could cause actual results or events to differ materially from those anticipated include the matters described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In particular, information included under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "The Separation" contain forward-looking statements.

 DIVIDEND POLICY

            We are a newly-formed company that has not commenced operations, and as a result, we have not paid any distributions as of the date of this information statement. We expect to distribute at least 100% of our REIT taxable income to our shareholders out of assets legally available thereof. Based on the amount of SpinCo's REIT taxable income for the twelve-month period ended December 31, 2012 as reflected in the summary historical combined financial data, the Company's annual dividend for that period would have been greater than $0.50 per share, assuming a distribution ratio of one SpinCo share for each share of SPG. Our REIT taxable income for the twelve-month period ended December 31, 2012 was based upon the historical operating results of the properties and does not take into account any additional investments and their associated cash flows, unanticipated expenditures we may have to make or any additional debt we may incur. Accordingly, the methodology upon which we determined that SpinCo's distributions for the twelve-month period ended December 31, 2012, based on REIT taxable income for that period, is not necessarily intended to be a basis for determining future distributions.

            To qualify as a REIT, we must distribute to our shareholders an amount at least equal to:

                    (i)  90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus

                   (ii)  90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

                  (iii)  Any excess non-cash income (as determined under the Code). Please refer to "Material U.S. Federal Income Tax Consequences."

            We cannot assure you that our distribution policy will remain the same in the future, or that any estimated distributions will be made or sustained. Distributions made by us will be authorized and determined by our board of directors, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, funds from operations and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, the annual REIT distribution requirements and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect our ability to make distributions, please refer to "Risk Factors."

            Our distributions may be funded from a variety of sources. In particular, we expect that, at least initially, our distributions may exceed our net income under GAAP because of non-cash expenses included in net income. To the extent that our cash available for distribution is less than 90% of our taxable income, we may consider various means to cover any such shortfall, including borrowing under our anticipated revolving credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related or debt securities or declaring taxable share dividends. In addition, our amended and restated articles of incorporation allow us to issue shares of preferred equity that could have a preference on distributions, and if we do, the distribution preference on the preferred equity could limit our ability to make distributions to the holders of our common shares.

            For a discussion of the tax treatment of distributions to holders of our common shares, please refer to "Material U.S. Federal Income Tax Consequences."

 CAPITALIZATION

            The following table sets forth SpinCo's capitalization as of September 30, 2013 on an unaudited historical basis and on a pro forma basis to give effect to the pro forma adjustments included in SpinCo's unaudited pro forma financial information. The information below is not necessarily indicative of what SpinCo's capitalization would have been had the separation, distribution and related financing transactions been completed as of September 30, 2013. In addition, it is not indicative of SpinCo's future capitalization. This table should be read in conjunction with "Unaudited Pro Forma Combined Financial Statements," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and SpinCo's unaudited combined financial statements and notes included elsewhere in this information statement.

	As of September 30, 2013
(in thousands)	Actual	Pro Forma Adjustments	Pro Forma
Cash and cash equivalents	$43,167
Mortgages	918,043
New secured loan	—
New unsecured loan	—

Total debt	918,043
SPG equity and non-controlling interests(1)	1,884,452

Total Capitalization	$2,802,495

(1)
Includes limited partner interests in SpinCo L.P.

 SELECTED HISTORICAL COMBINED FINANCIAL DATA

            The following table sets forth the selected historical combined financial and other data of our business, which was carved-out from the financial information of SPG, as described below. We were formed for the purpose of holding certain assets and assuming certain liabilities of SPG. Prior to the effective date of the Form 10 registration statement, of which this information statement forms a part, and the completion of the distribution, we did not conduct any business and did not have any material assets or liabilities. The selected historical financial data set forth below as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 has been derived from our audited combined financial statements, which are included elsewhere in this information statement. The selected historical combined financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 has been derived from our unaudited combined financial statements, which are not included in this information statement. The income statement data for each of the nine months ended September 30, 2013 and 2012 and the balance sheet data as of September 30, 2013 have been derived from our unaudited interim combined financial statements included elsewhere in this information statement. Our unaudited interim combined financial statements as of September 30, 2013 and for the nine months ended September 30, 2013 were prepared on the same basis as our audited combined financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly our financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

            Our combined financial statements were carved-out from the financial information of SPG at a carrying value reflective of such historical cost in such SPG records. Our historical financial results reflect charges for certain corporate expenses which include, but are not limited to, costs related to property management, human resources, security, payroll and benefits, legal, corporate communications, information services and restructuring and reorganization. Costs of the services that were allocated or charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us based on a number of factors, most significantly our percentage of SPG's adjusted revenue and assets and the number of properties. We believe these charges are reasonable; however, these results may not reflect what our expenses would have been had we been operating as a separate stand-alone public company. The corporate cost charges for the years ended 2012, 2011, 2010, 2009 and 2008 were $17.9 million, $16.3 million, $16.2 million, $16.8 million and $17.7 million, respectively. The nine months ended September 30, 2013 and 2012 include corporate cost charges of $13.0 million and $13.5 million, respectively. Effective with the separation, we will enter into an arrangement with SPG to secure the appropriate support services that we deem necessary to operate as a separate company. The historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone entity during the periods shown. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Basis of Presentation."

            The combined historical results set forth below do not indicate results expected for any future periods. The selected financial data set forth below are qualified in their entirety by, and should be read in conjunction with,

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes thereto included elsewhere in this information statement.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2013	2012	2012	2011	2010	2009	2008
Operating Data:
Total revenue	$457,502	$453,708	$617,842	$571,487	$571,992	$590,216	$620,507
Depreciation and amortization	(135,729)	(135,726)	(187,162)	(153,906)	(153,205)	(168,466)	(156,860)
Other operating expenses	(160,488)	(161,795)	(218,427)	(205,066)	(204,226)	(211,613)	(227,761)

Operating income	161,285	156,187	212,253	212,515	214,561	210,137	235,886
Interest expense	(41,247)	(44,818)	(58,844)	(55,326)	(63,601)	(65,038)	(66,080)
Income and other taxes	(170)	(252)	(165)	(157)	(119)	(183)	(306)
Income (loss) from unconsolidated entities	958	852	1,110	(91)	(464)	693	(407)
Gain on sale of interests in properties	14,152	—	—	—	—	—	—

Net income	134,978	111,969	154,354	156,941	150,377	145,609	169,093
Net income attributable to noncontrolling interests	(179)	(204)	(259)	(344)	(387)	(424)	(397)

Net income attributable to SPG	$134,799	$111,765	$154,095	$156,597	$149,990	$145,185	$168,696

Cash Flow Data:
Operating activities	$242,995	$249,297	$348,034	$294,865	$296,621	$298,591	$329,748
Investing activities	(63,117)	(53,815)	(81,248)	(81,878)	(29,021)	(26,763)	(99,573)
Financing activities	(167,697)	(190,473)	(258,411)	(210,074)	(266,139)	(269,734)	(244,038)

		As of December 31,
	As of September 30, 2013
(in thousands)		2012	2011	2010	2009	2008
Balance Sheet Data:
Cash and cash equivalents	$43,167	$30,986	$22,611	$19,698	$18,237	$16,143
Total assets	2,991,212	3,060,190	3,105,640	2,741,134	2,847,935	2,989,204
Mortgages	918,043	926,159	1,014,852	1,008,075	1,023,890	1,049,739
Total equity	1,884,452	1,922,578	1,909,960	1,576,834	1,676,560	1,775,015

 UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

            The following unaudited pro forma combined financial data has been developed by applying pro forma adjustments to the historical combined financial information which reflect the separation of SpinCo from SPG as described in this information statement. The unaudited pro forma combined balance sheet gives effect to the transactions described below as if they had occurred on September 30, 2013. The unaudited pro forma statements of operations gives effect to the transactions described below as if they had occurred on January 1, 2012. All significant pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma combined financial data which should be read in conjunction with such unaudited pro forma combined financial information.

            The unaudited pro forma combined financial data gives effect to the following:

  •
  the contribution from SPG to us of the assets and liabilities that comprise our business;

  •
  the issuance of approximately           million of our common shares on the distribution date. This number of shares is based upon the number of SPG shares and Operating Partnership units outstanding on                    and a distribution ratio of approximately          SpinCo common share(s) for each SPG common share;

  •
  our anticipated post-separation capital structure which includes proceeds from the $           million in additional indebtedness that we expect to assume, as described in this information statement;

  •
  the impact of a transition and ongoing services agreements between us and SPG and the provisions contained therein; and

  •
  the leasing of corporate office space.

            The unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have actually been reported had the transactions reflected in the pro forma adjustments occurred on January 1, 2012 or as of September 30, 2013, as applicable, nor is it indicative of our future results of operations or financial position.

            Our combined financial statements were carved-out from the financial information of SPG. Our historical financial results reflect charges for certain corporate expenses which include, but are not limited to, costs related to property management, human resources, security, payroll and benefits, legal, corporate communications, information services and restructuring and reorganization. Costs of the services that were allocated or charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us based on a number of factors, most significantly, our percentage of SPG's adjusted revenue and assets and the number of properties. We believe these charges are reasonable; however, these results may not reflect what our expenses would have been had we been operating as a separate stand-alone public company. Effective with the separation, we will assume responsibility for all of these functions and related costs and anticipate our costs as a stand-alone entity will be higher than those charged to us from SPG. No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X.

            The unaudited pro forma combined financial data should be read in conjunction with the information contained in "Summary Historical Combined Financial Data" and the combined financial statements and related notes thereto appearing elsewhere in this information statement.

 SPG SpinCo Subsidiary Inc.
Unaudited Pro Forma Combined Statement of Operations
(Dollars in thousands)
For the Nine Months Ended September 30, 2013

	Historical	Adjustments	Footnotes	Total
REVENUE:
Minimum rent	$309,187
Overage rent	4,813
Tenant reimbursements	137,334
Other income	6,168

Total revenue	457,502

EXPENSES:
Property operating	77,059		(A)
Depreciation and amortization	135,729
Real estate taxes	57,811
Repairs and maintenance	15,685
Advertising and promotion	6,110
Provision for credit losses	294
Other	3,529

Total operating expenses	296,217

OPERATING INCOME	161,285
Interest expense	(41,247)		(B)
Income and other taxes	(170)
Income from unconsolidated entities	958
Gain on sale of interests in properties	14,152

NET INCOME	134,978

Net income attributable to noncontrolling interests	179		(F)

NET INCOME ATTRIBUTABLE TO SPG	$134,799

Weighted Average Number of Shares Outstanding — Basic and Diluted			(C)

Basic and Diluted Earnings Per Share

 SPG SpinCo Subsidiary Inc.
Unaudited Pro Forma Combined Statement of Operations
(Dollars in thousands)
For the Year Ended December 31, 2012

	Historical	Adjustments	Footnotes	Total
REVENUE:
Minimum rent	$416,824
Overage rent	8,047
Tenant reimbursements	181,011
Other income	11,960

Total revenue	617,842

EXPENSES:
Property operating	105,580		(A)
Depreciation and amortization	187,162
Real estate taxes	75,321
Repairs and maintenance	21,891
Advertising and promotion	8,889
Provision for credit losses	1,899
Other	4,847

Total operating expenses	405,589

OPERATING INCOME	212,253
Interest expense	(58,844)		(B)
Income and other taxes	(165)
Income from unconsolidated entities	1,110

NET INCOME	154,354
Net income attributable to noncontrolling interests	259		(F)

NET INCOME ATTRIBUTABLE TO SPG	$154,095

Weighted Average Number of Shares Outstanding — Basic and Diluted			(C)

Basic and Diluted Earnings Per Share

 SPG SpinCo Subsidiary Inc.
Unaudited Pro Forma Combined Balance Sheet
(Dollars in thousands)
September 30, 2013

	Historical	Adjustments	Footnotes	Totals
ASSETS:
Investment properties at cost	$4,704,288
Less — accumulated depreciation	1,909,632

	2,794,656
Cash and cash equivalents	43,167		(D)
Tenant receivables and accrued revenue, net	58,080
Investment in unconsolidated entities, at equity	3,666
Deferred costs and other assets	91,643		(D)

Total assets	$2,991,212

LIABILITIES:
Mortgages	$918,043		(D)
Accounts payable, accrued expenses, intangibles, and deferred revenues	145,131		(E)
Cash distributions and losses in partnerships and joint ventures, at equity	39,611
Other liabilities	3,975

Total liabilities	1,106,760

EQUITY:
SPG equity	1,883,553		(F)
Noncontrolling interests	899		(F)

Total equity	1,884,452

Total liabilities and equity	$2,991,212

A. Property management and other costs:

            Reflects adjustments for the nine months ended September 30, 2013 and the year ended December 31, 2012 related to fees pursuant to agreements between SpinCo and SPG and leasing office space within SPG's headquarters in Indianapolis, Indiana. The agreements with SPG provide various services to be provided to us by SPG, including accounting, asset management, development, human resources, information technology, leasing, legal, marketing, public reporting and tax. The incremental charges for the services are estimated based on an hourly or per transaction fee arrangement and pass-through of out-of-pocket costs.

(in thousands)	For the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
Service agreements with SPG
Property management and other costs

B. Interest expense:

            Reflects an adjustment of $           million for the nine months ended September 30, 2013 and $           million for the year ended December 31, 2012 related to an increase in interest expense due to an additional $           million in debt we contemplate assuming in conjunction with the formation of SpinCo as discussed in Note D below. The new loan will have an interest rate of one-month LIBOR plus      %. LIBOR was 0.18% and 0.21% at September 30, 2013 and December 31, 2012, respectively.

C. Pro Forma Earnings and Earnings Per Share:

            Reflects the historical number of SPG weighted average basic and diluted shares outstanding of 303,138,000 for the year ended December 31, 2012 and 310,195,000 for the nine months ended September 30, 2013 assuming a distribution ratio of approximately          SpinCo common share(s) for each SPG common share.

D. Capital Structure:

            Reflects an adjustment of $           million as of September 30, 2013 related to a new loan issuance, proceeds of which were retained by SPG in the formation of SpinCo. The loan was established to provide an appropriate amount of leverage on our portfolio of properties. Adjustment also reflect the capitalization of debt issue costs of $       million. Please refer to "Description of Material Indebtedness."

E. Accounts Payable and Accrued Expenses:

            Reflects an adjustment of $           million as of September 30, 2013 for which we have agreed to reimburse SPG for certain costs and expenses in connection with the spin-off and related transactions. This amount includes the preparation and negotiation of the Separation Agreement and related agreements, SEC filings and organizational documents and also includes professional and loan assumption fees.

F. Limited Partnership Interest:

            Reflects an allocation of net income and equity to SpinCo and the limited partners based on their weighted average ownership interests in SPG SpinCo Subsidiary L.P. SpinCo's weighted average ownership interest was 85.6% and 83.9% for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

            You should read the following discussion in conjunction with the audited combined financial statements and the corresponding notes, the unaudited interim combined financial statements and the corresponding notes, and the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this information statement. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Separation from SPG

            On December 13, 2013, Simon Property Group, Inc. ("SPG") announced its plan to separate into two independent, publicly traded companies, SPG and SPG SpinCo Subsidiary Inc. ("Spinco"). Our mission will be to own stable, quality strip centers and malls that effectively serve the communities in which they are located. Upon completion of the separation, SpinCo will operate a large, well-diversified portfolio which is anticipated to consist of interests in 54 strip centers and 44 smaller enclosed mall properties totaling approximately 53 million square feet. Our portfolio has proven to be stable, while producing steady cash flows across market cycles, and is occupied by some of the largest, most well-recognized names in the retail industry, such as Bed Bath & Beyond, Dick's Sporting Goods, Dillard's, Kohl's Corporation, Target and Macy's Inc.

            Our assets are expected to consist of interests in 44 malls with approximately 36.4 million square feet of gross leasable space and 54 strip centers with approximately 16.6 million square feet of gross leasable space. One of these strip centers was under development at December 31, 2012 and subsequently opened during the third quarter of 2013. In addition to the above properties, the combined historical financial statements include our interests in three strip centers held within a joint venture portfolio of properties which were sold during the first quarter of 2013 as well as one additional property which is expected to be disposed of prior to the separation and distribution. Our ownership interests in these properties are combined under accounting principles generally accepted in the United States of America ("GAAP").

Overview — Basis of Presentation

            The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the SPG corporate level but which are specifically identifiable or allocable to SPG Businesses. Cash and cash equivalents, short-term investments and restricted funds held by SPG were not allocated to SPG Businesses unless the cash or investments were held by an entity that is expected to be transferred to SpinCo. Long-term unsecured debt and short-term borrowings were not allocated to SPG Businesses as none of the debt recorded by SPG is directly attributable to or guaranteed by SPG Businesses. All intra-company transactions and accounts have been eliminated. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as SPG equity in SPG Businesses.

            The combined historical financial statements do not necessarily include all of the expenses that would have been incurred had we been operating as a separate, stand-alone entity and may not necessarily reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Our combined historical financial statements include charges related to certain SPG corporate functions, including senior management, property management, legal, leasing, development, marketing, human resources, finance, public reporting, tax and information technology. These expenses have been charged based on direct usage or benefit where identifiable, with the remainder charged on a pro rata basis of revenues, headcount, square footage, number of transactions or other measures. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, the charges may not be indicative of the actual expenses that would have been incurred had SpinCo operated as an independent, publicly-traded company for the periods presented.

            SpinCo expects to incur additional costs associated with being an independent, publicly-traded company, primarily from newly established or expanded corporate functions and from higher charges than in the past from SPG for various services that will continue to be provided on a transition basis. We believe that cash flow from operations will be sufficient to fund these additional corporate expenses.

 Overview and Outlook

            We derive our revenues primarily from retail tenant leases, including fixed minimum rent leases, percentage rent leases based on tenants' sales volumes and reimbursements from tenants for certain expenses. We seek to re-lease our spaces at higher rents and increase our occupancy rates, and to enhance the performance of our properties and increase our revenues by, among other things, adding anchors or big-boxes, re-developing or renovating existing properties to increase the leasable square footage, and increasing the productivity of occupied locations through aesthetic upgrades, re-merchandising and/or changes to the retail use of the space. In addition, we believe that there are opportunities for us to acquire additional strip center and mall assets that match our investment criteria.

            We invest in real estate properties to maximize total financial return which includes both operating cash flows and capital appreciation. We seek growth in earnings, funds from operations, or FFO, and cash flows by enhancing the profitability and operation of our properties and investments.

            We consider FFO, net operating income, or NOI, and comparable property NOI (NOI for properties owned and operating in both periods under comparison) to be key measures of operating performance that are not specifically defined by GAAP. We use these measures internally to evaluate the operating performance of our portfolio and provide a basis for comparison with other real estate companies. Reconciliations of these measures to the most comparable GAAP measure are included elsewhere in this information statement.

Portfolio Data

            The portfolio data discussed in this overview includes the following key operating statistics: ending occupancy; average base minimum rent per square foot; and total sales per square foot. Statistics include the impact of acquired properties for all periods presented.

            Core business fundamentals in the mall portfolio during the first nine months of 2013 were stable as compared to the first nine months of 2012. In the strip center portfolio, core fundamentals improved on the strength of an increase in base minimum rent psf of 1.1% and an increase in tenant sales of 4.8% from $222 psf to $233 psf. Ending occupancy for the malls was 90.4% as of September 30, 2013, as compared to 88.9% as of September 30, 2012, an increase of 150 basis points. Ending occupancy for the strip centers was 94.2% as of September 30, 2013, as compared to 92.8% as of September 30, 2012, an increase of 140 basis points.

            Our share of portfolio NOI grew by 1.8% for the nine month period in 2013 over the prior year period whereas comparable property NOI grew 2.2% for the portfolio.

            The following table sets forth key operating statistics for properties or interests in properties to be distributed to us:

	September 30, 2013	September 30, 2012	%/Basis Points Change(1)	December 31, 2012	%/Basis Points Change(1)	December 31, 2011	%/Basis Points Change(1)	December 31, 2010
Malls:
Ending Occupancy	90.4%	88.9%	+150 bps	89.7%	+30 bps	89.4%	+30 bps	89.1%
Average Base Minimum Rent per Square Foot	$25.91	$26.24	-1.3%	$26.17	-0.8%	$26.38	-1.6%	$26.81
Total Sales per Square Foot	$303	$304	-0.3%	$304	2.3%	$297	3.5%	$287
Strip Centers:
Ending Occupancy	94.2%	92.8%	+140 bps	94.4%	+60 bps	93.8%	+280 bps	91.0%
Average Base Minimum Rent per Square Foot	$13.13	$12.99	1.1%	$13.09	1.3%	$12.92	-0.2%	$12.94
Total Sales per Square Foot	$233	$222	4.8%	$225	1.8%	$221	1.6%	$218

(1)
Percentages may not recalculate due to rounding. Percentage and basis point changes are representative of the change from the comparable prior period.

            Ending Occupancy Levels and Average Base Minimum Rent per Square Foot.    Ending occupancy is the percentage of gross leasable area, or GLA, which is leased as of the last day of the reporting period. We include all company owned space except for mall anchors and mall majors in the calculation of mall ending occupancy. Strip center GLA includes all company owned space. Base minimum rent per square foot is the average base minimum rent charge in effect for the reporting period for all tenants that would qualify to be included in ending occupancy.

            Total Sales per Square Foot.    Total sales include total reported retail tenant sales on a trailing 12-month basis at owned GLA (for mall stores with less than 10,000 square feet) in the malls and all company owned space at strip centers. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

  Current Leasing Activities

            Malls.    During the nine months ended September 30, 2013, we signed 156 new leases and 263 renewal leases with a fixed minimum rent (excluding mall anchors and majors, new development, redevelopment, expansion, downsizing, and relocation) in the mall portfolio, comprising approximately 1.15 million square feet of which 1.08 million square feet related to consolidated properties. During the year ended December 31, 2012, we signed 187 new leases and 435 renewal leases, comprising approximately 2.06 million square feet of which 1.96 million square feet related to consolidated properties. The average annual initial base minimum rent for new leases was $20.45 psf for the 2013 period and $17.27 psf in 2012 with an average tenant allowance on new leases of $22.66 psf and $26.07 psf, respectively.

            For the nine month period ending September 30, 2013, releasing spreads remained stable in the mall portfolio as we were able to lease available square feet at rental rates of $33.93 psf which was approximately equal to rates on expiring leases of $34.02 psf for the same space (based on total tenant payments — base minimum rent plus common area maintenance).

            Strip Centers.    During the nine months ended September 30, 2013, we signed 57 new leases and 65 renewal leases with a fixed minimum rent (excluding new development, redevelopment, expansion, downsizing, and relocation) in the strip center portfolio, comprising approximately 445,000 square feet of which 311,000 square feet related to consolidated properties. During the year ended December 31, 2012, we signed 97 new leases and 111 renewal leases, comprising approximately 741,000 square feet of which 550,000 related to consolidated properties. The average annual initial base minimum rent for new leases was $16.11 psf for the 2013 period and $17.94 psf in 2012 with an average tenant allowance on new leases of $10.54 psf and $14.18 psf, respectively.

            In the strip center portfolio, releasing spreads for the nine months ended September 30, 2013 were positive as we were able to lease available square feet at higher rents than the expiring rental rates on the same space, resulting in a releasing spread of $1.46 psf, representing a 7.7% increase over expiring payments.

Critical Accounting Policies

            The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we reevaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of our significant accounting policies, please refer to Note 3 of the Notes to the combined financial statements.

  •
  We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed its sales threshold.

  •
  We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, a decline in a property's cash flows, occupancy or comparable sales per square foot. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments, including investments in unconsolidated entities, if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments below carrying value is other-than-temporary. Changes in economic and operating conditions that occur subsequent to our review of recoverability of investment property and other investments could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

  •
  SpinCo intends to operate as a REIT post distribution. To maintain status as a REIT, SpinCo must distribute at least 90% of its taxable income in any given year and meet certain asset and income tests. In the unlikely event that SpinCo fails to maintain REIT status, and available relief provisions do not apply, then SpinCo would be required to pay federal income taxes at regular corporate income tax rates during the period it did not qualify as a REIT. If SpinCo lost REIT status, it could not elect to be taxed as a REIT for four years unless its failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded and paid during those periods.

  •
  We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales per square foot, rents per square foot, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

  •
  A variety of costs are incurred in the development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening.

Results of Operations

            The following acquisitions and openings affected our combined results in the comparative periods:

  •
  During the third quarter of 2013, we opened University Town Plaza, a 573,000 square foot strip center located in Pensacola, Florida.

  •
  On March 22, 2012, SPG acquired a controlling interest in Concord Mills Marketplace, a 230,000 square foot strip center, previously unconsolidated property which will be distributed to SpinCo. Results of operations of this property have been included in the combined financial results from the date of SPG's acquisition.

  •
  On December 31, 2011, SPG and its former joint venture partner dissolved a venture in which SPG had a 50% interest and distributed a portfolio of properties previously held within the venture to SPG and its joint venture partner. As a result, as of the date of the distribution, SPG had a 100% interest in the six properties. Five of these properties will be distributed to SpinCo and, accordingly, have been included in the combined financial results from the date of SPG's acquisition.

            In addition to the activities discussed above, the following dispositions of interests in joint venture properties affected our income from unconsolidated entities in the comparative periods:

  •
  On February 21, 2013, SPG increased its economic interest in three unconsolidated strip centers and subsequently disposed of its interests in those properties. These properties were part of a portfolio of interests in properties, the remainder of which is included within those properties expected to be distributed by SPG to SpinCo. The aggregate gain recognized on this transaction was approximately $14.2 million and is included in Gain on sale of interests in properties in the combined statements of operations.

            For the purposes of the following comparisons, the above transactions are referred to as the "property transactions." In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both years in the year-to-year comparisons.

Nine Months Ended September 30, 2013 vs. Nine Months Ended September 30, 2012

            Total revenue increased $3.8 million of which the property transactions accounted for the entirety of the increase.

            Total operating expenses decreased $1.3 million. The reduction was primarily the result of lower property operating costs of $1.6 million as a result of our continued cost savings efforts partially offset by an increase of $133,000 related to the property transactions. In addition, real estate taxes increased $571,000 primarily due to the property transactions of $250,000 and annual increases in real estate taxes. Repairs and maintenance increased $652,000 due to an increase of $149,000 related to the property transactions. Our provision for credit losses decreased $677,000 from the prior year period reflecting the overall strong economic health of our tenants.

            Interest expense decreased $3.6 million primarily due to a reduction in mortgage debt outstanding as a result of our net financing activity during the comparative periods including unencumbering seven properties through repayment of $114.2 million of mortgage loans in 2012.

            On February 21, 2013, SPG increased its economic interest in three unconsolidated strip centers and subsequently disposed its interests in those properties. These properties were part of a portfolio of interests in properties, the remainder of which is included within those properties expected to be distributed by SPG to SpinCo. The aggregate gain recognized on this transaction was $14.2 million.

Year Ended December 31, 2012 vs. Year Ended December 31, 2011

            Minimum rents increased $32.3 million during 2012, of which the property transactions accounted for the entirety of the increase. The $2.2 million increase in overage rents was a result of an increase from the property transactions of $1.4 million. The remainder of the increase was a result of higher tenant sales in 2012 compared to 2011 at the comparable properties. Tenant reimbursements increased $9.1 million primarily due to the property transactions. Other income increased $2.8 million primarily as a result of an increase in land sales of $3.8 million partially offset by lower lease settlements of $1.3 million.

            Property operating expense increased $7.6 million primarily related to a $9.0 million increase attributable to the property transactions partially offset by a $1.4 million decrease in comparable property activity due primarily to our continued cost savings efforts.

            Depreciation and amortization expense increased $33.3 million primarily due to the additional depreciable assets related to the property transactions.

            Real estate tax expense increased $5.1 million due to a $5.4 million increase related to the property transactions.

            Repairs and maintenance decreased $704,000 due to a decrease at the comparable properties of $2.5 million which was partially offset by an increase of $1.8 million related to the property transactions.

            During 2012, we recorded a provision for credit losses of $1.9 million whereas in the prior year the provision was $752,000. Both amounts reflect the overall strong economic health of our tenants.

            Interest expense increased $3.5 million. The property transactions resulted in additional interest expense of $16.6 million which was partially offset by a reduction in interest expense at the comparable properties of $13.1 million as a result of our net financing activity during the comparative periods including unencumbering seven properties through repayment of $114.2 million of mortgage loans in 2012 and five properties through repayment of $251.4 million of mortgage loans in 2011.

            Income from unconsolidated entities increased $1.2 million as a result of improved operating performance in the joint venture portfolio.

Year Ended December 31, 2011 vs. Year Ended December 31, 2010

            Operations of the portfolio were stable for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Minimum rent and overage rent increased $2.1 million which was offset by lower other income of $1.4 million and tenant reimbursements of $1.3 million.

            Total operating expenses increased by $1.5 million, or 0.4%, driven by modestly increased property operating costs and real estate taxes.

            Interest expense decreased $8.3 million primarily due to a reduction in mortgage debt outstanding as a result of our net financing activity during the comparative periods. During 2011, we unencumbered five properties through repayment of $251.4 million of mortgage loans.

Liquidity and Capital Resources

            Our primary uses of cash are expected to include payment of operating expenses, working capital, debt repayment, including principal and interest, reinvestment in properties, development and redevelopment of properties, tenant allowance and dividends. Following the distribution date, our primary sources of cash are expected to be operating cash flow and borrowings under our debt arrangements.

            Because we own primarily long-lived income-producing assets, our financing strategy relies primarily on long-term fixed rate debt. We minimize the use of floating rate debt and may enter into floating rate to fixed rate interest rate swaps. At September 30, 2013, our total debt is comprised solely of fixed rate debt. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $246.3 million during the nine months ended September 30, 2013.

            Our balance of cash and cash equivalents increased $12.2 million during 2013 to $43.2 million as of September 30, 2013 as further discussed in "Cash Flows" below.

            Our business model and expected status as a REIT may require SpinCo or SPG Businesses to regularly access the debt markets to raise funds for acquisition, development and redevelopment activity, and to refinance maturing debt. SpinCo may also, from time to time, access the equity capital markets to accomplish our business objectives. We believe we have sufficient cash on hand and will generate sufficient cash flow from operations and from debt refinancings to address our debt maturities and capital needs through 2014.

            The successful execution of our business strategy will require the availability of substantial amounts of operating and development capital both initially and over time. Sources of such capital could include bank borrowings, public and private offerings of debt or equity, including rights offerings, sale of certain assets and joint ventures. We cannot assure you that this or any other financing will be available on terms acceptable to us or at all. For a discussion of factors that could have an impact on our ability to realize these goals, please refer to "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements."

            Upon completion of the separation, we expect to assume our share of approximately $965 million of existing secured property-level indebtedness related to certain of the SPG Businesses, based on principal balances at September 30, 2013, and to incur at least $1.0 billion of new indebtedness. Also, to provide additional liquidity following the separation, we anticipate arranging a revolving credit facility.

  Cash Flows

            Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $246.3 million during the nine months ended September 30, 2013. During this period we also:

  •
  funded capital expenditures of $64.4 million (includes development and other costs of $0.1 million, renovation and expansion costs of $27.9 million, and tenant costs and other operational capital expenditures of $36.4 million),

  •
  repaid principal on amortizing debt of $7.8 million, and

  •
  funded investments in unconsolidated entities for development capital of $2.0 million.

            In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and dividends to shareholders necessary to maintain SpinCo's expected status as a REIT on a long-term basis. In addition, we expect to be able to generate or obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

  •
  excess cash generated from operating performance and working capital reserves,

  •
  borrowings on our expected debt arrangements,

  •
  additional secured or unsecured debt financing, or

  •
  additional SpinCo equity raised in the public or private markets.

            We expect to generate positive cash flow from operations in 2014, and we consider these projected cash flows in our sources and uses of cash. These cash flows are principally derived from rents paid by our retail tenants. A significant deterioration in projected cash flows from operations could cause us to increase our reliance on available funds from our debt arrangements, curtail planned capital expenditures, or seek other additional sources of financing as discussed above.

  Financing and Debt

  Secured Debt

            Total consolidated mortgage indebtedness was $918.0 million and $926.2 million at September 30, 2013 and December 31, 2012, respectively. We had no significant financing activity related to mortgage indebtedness for the nine months ended September 30, 2013. At September 30, 2013, the weighted average years to maturity of our indebtedness was 4.1 years as compared to 4.8 years at December 31, 2012. Our effective overall borrowing rate at September 30, 2013 decreased 10 basis points to 5.88% as compared to 5.98% at September 30, 2012 due to payoff activity and refinancing at lower rates completed during 2012.

            In October 2013, Concord Mills Marketplace refinanced its $12.2 million, 5.76% fixed rate mortgage maturing February 1, 2014 with a $16.0 million, 4.82% fixed rate mortgage that matures November 1, 2023.

  Covenants

            At September 30, 2013, certain of our subsidiaries were the borrowers under 24 non-recourse mortgage notes secured by mortgages on 24 properties, including two separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of six properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt instruments contain financial and other non-financial covenants which are specific to the properties which serve as collateral for that debt. Our existing non-recourse mortgage notes generally prohibit our subsidiaries that are borrowers thereunder from incurring additional indebtedness, subject to certain customary and limited exceptions. In addition, certain of these instruments limit the ability of the applicable borrower's parent entity from incurring mezzanine indebtedness unless certain conditions are satisfied, including compliance with maximum loan to value ratio and minimum debt service coverage ratio tests. Further, under certain of these existing agreements, if certain cash flow levels in respect of the applicable mortgaged property (as described in the applicable agreement) are not maintained for at least two consecutive quarters, the lender could accelerate the debt and enforce its right against its collateral. We currently anticipate that our new secured indebtedness will contain similar financial and non-financial covenants as our existing secured indebtedness. If the borrower fails to comply with these covenants, the lender could accelerate the debt and enforce its right against their collateral. At September 30, 2013, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually, or giving effect to applicable cross-default provisions in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

  Summary of Financing

            Our consolidated debt and the effective weighted average interest rates as of September 30, 2013 and December 31, 2012, consisted of the following (dollars in thousands):

Debt Subject to	September 30, 2013	Effective Weighted Average Interest Rate	December 31, 2012	Effective Weighted Average Interest Rate
Fixed Rate	$918,043	5.88%	$926,159	5.89%
Variable Rate	—	—	—	—

	$918,043	5.88%	$926,159	5.89%

  Contractual Obligations

            In regards to long-term debt arrangements, the following table summarizes the material aspects of these future obligations on our indebtedness as of September 30, 2013, for the remainder of 2013 and subsequent years thereafter (dollars in thousands) assuming the obligations remain outstanding through initial maturities (in thousands):

	2013	2014 - 2015	2016 - 2017	After 2017	Total
Long Term Debt(1)	$3,058	$275,246	$350,118	$288,382	$916,804
Interest Payments(2)	$13,719	$87,343	$44,924	$54,525	$200,511

(1)
Represents principal maturities only and therefore, excludes net premiums of $1,239.

  Off-Balance Sheet Arrangements

            Off-balance sheet arrangements consist primarily of investments in joint ventures which are common in the real estate industry. Joint ventures typically fund their cash needs through secured debt financings obtained by and in the name of the joint venture entity. The joint venture debt is secured by a first mortgage, is without recourse to the joint venture partners, and does not represent a liability of the partners, except to the extent the partners or their affiliates expressly guarantee the joint venture debt. As of September 30, 2013, there were no guarantees of joint venture related mortgage indebtedness. SpinCo may elect to fund cash needs of a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans, although such fundings are not required contractually or otherwise.

  Acquisitions and Dispositions

            Buy-sell, marketing rights, and other exit mechanisms are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. We and our partners in our joint venture properties may initiate these provisions (subject to any applicable lock up or similar restrictions). If we determine it is in our shareholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchase without hindering our cash flows, then we may initiate these provisions or elect to buy. If we decide to sell any of our joint venture interests, we expect to use the net proceeds to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

            Acquisitions.    On March 22, 2012, SPG acquired a controlling interest in Concord Mills Marketplace, a 230,000 square foot strip center, previously unconsolidated property which will be distributed to SpinCo. Results of operations of this property have been included in the combined financial results from the date of SPG's acquisition.

            Dispositions.    We will continue to pursue the disposition of properties that no longer meet our strategic criteria.

            On February 21, 2013, SPG increased its economic interest in three unconsolidated strip centers and subsequently disposed of its interests in those properties. These properties were part of a portfolio of interests in properties, the remainder of which is included within those properties expected to be distributed by SPG to SpinCo.

  Development Activity

            New Domestic Development, Expansions and Redevelopments.    We routinely incur costs related to construction for significant renovation and expansion projects at our properties. We expect our share of development costs for 2014 related to development, renovation and expansion activities to be approximately $75.0 million. Our estimated stabilized return on invested capital typically ranges between 8% and 12%.

            In addition, we own land for the development of a new 400,000 square foot strip center in the Houston metropolitan area, to be named Fairfield Town Center. The projected cost of this development is expected to be approximately $75.0 million. The carrying value of this project is $13.3 million at September 30, 2013 which primarily relates to the cost of the underlying land and site improvements for infrastructure. The development is expected to be completed in the later part of 2015.

            As of September 30, 2013, a pipeline of approximately $300 million of future development and redevelopment projects has been identified, including the Fairfield Town Center Development. These projects generally consist of expansions and renovations of existing centers and leasing of anchor and big-box tenants.

            During the third quarter of 2013, we opened University Town Plaza, a former enclosed mall which we have redeveloped into a 580,000 square foot open-air strip center located in Pensacola, Florida. The total cost of this project was approximately $31.7 million.

            SpinCo is not expected to hold material land for development. Land currently held for future development is substantially limited to the land parcels held for the development of Fairfield Town Center as discussed above, and other additional parcels at our current centers which we may utilize for expansion of the existing center or sales of outlots.

  Capital Expenditures.

            The following table summarizes total capital expenditures on a cash basis (in thousands):

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010
New developments(1)	$—	$13,277	$—	$—
Renovations and expansions(2)	28,040	23,330	43,971	11,703
Tenant allowances	24,053	23,602	16,970	5,887
Operational capital expenditures	12,342	17,329	21,956	12,631

Total	$64,435	$77,538	$82,537	$30,221

(1)
Primarily relates to land held for development of Fairfield Town Center.

(2)
Includes project costs for the redevelopment of University Town Plaza of $7.8 million for the nine months ended September 30, 2013 and $13.7 million and $3.4 million for the years ended December 31, 2012 and 2011, respectively.

Market Risk

            We are subject to market risk associated with changes in interest rates both in terms of any variable-rate debt in the portfolio and the price of new fixed-rate debt upon maturity of existing debt. As of September 30, 2013, we had fixed-rate debt of $918.0 million and no variable rate debt outstanding.

            We are further subject to interest rate risk with respect to our fixed-rate financing in that changes in interest rates will impact the fair value of our fixed-rate financing. For additional information concerning our debt, and management's estimation process to arrive at a fair value of our debt as required by GAAP, reference is made to the notes to combined financial statements included within this information statement.

            We have not entered into any transactions using derivative instruments.

Transition from SPG and Cost to Operate as an Independent Company

            The combined financial statements reflect the operating results and financial position of SPG Businesses as it was operated by SPG, rather than as an independent company. SpinCo will incur additional ongoing operating expenses to operate as an independent company. These costs will include the cost of various corporate headquarters functions and incremental costs to operate a stand-alone back office infrastructure.

            SPG will enter into a transition services agreement with SpinCo to provide certain back office services. The term of the services under the transition services agreement is expected to vary by activity but will generally not exceed 24 months. The transition services agreement will cover certain corporate support services that SPG Businesses have historically received from SPG. The support services provided will include corporate support services. This transition services agreement will allow SpinCo to operate independently prior to establishing a stand-alone support services infrastructure. During the transition from SPG, SpinCo will incur non-recurring expenses to expand its infrastructure.

            It is not practicable to estimate the costs that would have been incurred in each of the periods presented in the historical financial statements for the functions described above. Actual costs that would have been incurred if SpinCo operated as a stand-alone company during these periods would have depended on various factors, including organizational design, outsourcing and other strategic decisions related to corporate functions and back office infrastructure.

Non-GAAP Financial Measures

            Industry practice is to evaluate real estate properties in part based on FFO, NOI and comparable property NOI. We believe that these non-GAAP measures are helpful to investors because they are widely recognized measures of the performance of REITs and provide a relevant basis for our comparison among REITs. We also use these measures internally to measure the operating performance of our portfolio.

            We determine FFO based on the definition set forth by the National Association of Real Estate Investment Trusts, or NAREIT, as net income computed in accordance with GAAP:

  •
  excluding real estate related depreciation and amortization,

  •
  excluding gains and losses from extraordinary items and cumulative effects of accounting changes,

  •
  excluding gains and losses from the sales or disposals of previously depreciated retail operating properties,

  •
  excluding impairment charges of depreciable real estate,

  •
  plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and

  •
  all determined on a consistent basis in accordance with GAAP.

            We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting changes, or a gain or loss resulting from the sale or disposal of, or any impairment charges related to, previously depreciated operating properties.

            We include in FFO gains and losses realized from the sale of land, outlot buildings, marketable and non-marketable securities, and investment holdings of non-retail real estate.

            You should understand that our computation of these non-GAAP measures might not be comparable to similar measures reported by other REITs and that these non-GAAP measures:

  •
  do not represent cash flow from operations as defined by GAAP,

  •
  should not be considered as alternatives to net income determined in accordance with GAAP as a measure of operating performance,

  •
  are not alternatives to cash flows as a measure of liquidity, and

  •
  may not be reflective of SpinCo's operating performance due to changes in SpinCo's capital structure in connection with the separation and distribution.

            The following schedules reconcile total FFO to net income for the nine month periods ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	For the Nine Months Ended September 30,
	2013	2012
Net Income	$134,978	$111,969
Adjustments to Arrive at FFO:
Depreciation and amortization from consolidated properties	135,729	135,726
Our share of depreciation and amortization from unconsolidated entities	2,645	2,457
Gain on sale of interests in properties	(14,152)	—
Net income attributable to noncontrolling interest holders in properties	(179)	(204)
Noncontrolling interests portion of depreciation and amortization	(117)	(115)

FFO	$258,904	$249,833

	For the Twelve Months Ended December 31,
	2012	2011	2010
Net Income	$154,354	$156,941	$150,377
Adjustments to Arrive at FFO:
Depreciation and amortization from consolidated properties	187,162	153,906	153,205
Our share of depreciation and amortization from unconsolidated entities	3,350	3,175	3,385
Net income attributable to noncontrolling interest holders in properties	(259)	(344)	(387)
Noncontrolling interests portion of depreciation and amortization	(153)	(192)	(209)

FFO	$344,454	$313,486	$306,371

            The following schedules reconcile NOI to net income and set forth the computations of comparable property NOI for the nine month periods ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010.

	For the Nine Months Ended September 30,
(in thousands)	2013	2012
Reconciliation of NOI of consolidated properties:
Net Income	$134,978	$111,969
Income and other taxes	170	252
Interest expense	41,247	44,818
Gain on sale of interests in properties	(14,152)	—
Income from unconsolidated entities	(958)	(852)

Operating Income	161,285	156,187
Depreciation and amortization	135,729	135,726

NOI of consolidated properties	$297,014	$291,913

Reconciliation of NOI of unconsolidated entities:
Net Income	$10,644	$12,064
Interest expense	11,077	10,717
Gain from operations of discontinued joint venture interests	(523)	(3,149)

Operating Income	21,198	19,632
Depreciation and amortization	11,343	10,667

NOI of unconsolidated entities	$32,541	$30,299

Total consolidated and unconsolidated NOI from continuing operations	$329,555	$322,212

Adjustments to NOI:
NOI of discontinued unconsolidated properties	1,225	5,802

Total NOI of our portfolio	$330,780	$328,014

Change in NOI from prior period	0.8%
Less: Joint venture partners' share of NOI	(27,572)	(30,270)

Our Share of NOI	$303,208	$297,744

Increase in our share of NOI from prior period	1.8%
Total NOI of our portfolio	$330,780	$328,014
NOI from non comparable properties(1)	5,821	10,103

Total NOI of comparable properties(2)	$324,959	$317,911

Increase in NOI of comparable properties	2.2%

(1)
NOI excluded from comparable property NOI relates to properties not owned and operated in both periods under comparison and excludes income noted in footnote 2 below.

(2)
Comparable properties are malls and strip centers that were owned in both of the periods under comparison. Five properties were considered non comparable for the periods under comparison. Excludes lease termination income, interest income and land sale gains.

	For the Year Ended December 31,
(in thousands)	2012	2011	2010
Reconciliation of NOI of consolidated properties:
Net Income	$154,354	$156,941	$150,377
Income and other taxes	165	157	119
Interest expense	58,844	55,326	63,601
(Income) loss from unconsolidated entities	(1,110)	91	464

Operating Income	212,253	212,515	214,561
Depreciation and amortization	187,162	153,906	153,205

NOI of consolidated properties	$399,415	$366,421	$367,766

Reconciliation of NOI of unconsolidated entities:
Net Income	$16,593	$17,358	$17,058
Interest expense	14,285	14,158	13,362
Gain from operations of discontinued joint venture interests	(4,124)	(3,911)	(4,573)

Operating Income	26,754	27,605	25,847
Depreciation and amortization	14,355	14,108	14,758

NOI of unconsolidated entities	$41,109	$41,713	$40,605

Total consolidated and unconsolidated NOI from continuing operations	$440,524	$408,134	$408,371

Adjustments to NOI:
NOI of discontinued unconsolidated properties	7,627	7,241	8,018

Total NOI of our portfolio	$448,151	$415,375	$416,389

Change in NOI from prior period	7.9%
Less: Joint venture partners' share of NOI	(40,866)	(42,822)

Our Share of NOI	$407,285	$372,553

Increase in our share of NOI from prior period	9.3%
Total NOI of our portfolio	$448,151	$415,375
NOI from non comparable properties(1)	47,266	15,040

Total NOI of comparable properties(2)	$400,885	$400,335

Increase in NOI of comparable properties	0.1%

(1)
NOI excluded from comparable property NOI relates to not owned and operated in both periods under comparison and excluded income noted in footnote 2 below.

(2)
Comparable properties are malls and strip centers that were owned in both of the periods under comparison. Ten properties were considered non comparable for the periods under comparison (five of which were acquired on December 31, 2011 as further discussed in Note 4 of the Notes to Combined Financial Statements). Excludes lease termination income, interest income, land sale gains and the impact of significant redevelopment activities.

 BUSINESS

Our Company

            Our mission will be to own stable, quality strip centers and malls that effectively serve the communities in which they are located. Upon completion of the separation, SpinCo will operate a large, well-diversified portfolio which is anticipated to consist of interests in 54 strip centers and 44 smaller enclosed mall properties totaling approximately 53 million square feet. Our portfolio has proven to be stable, while producing steady cash flows across market cycles, and is occupied by some of the largest, most well-recognized names in the retail industry, such as Bed Bath & Beyond, Dick's Sporting Goods, Dillard's, Kohl's Corporation, Target and Macy's Inc.

            SpinCo will be a retail real estate company positioned for growth. Our national portfolio, which is anticipated to consist of 98 properties in 23 states, will represent significant scale from inception. Our strong balance sheet, anticipated investment grade credit rating and status as a publicly traded company will provide us with access to multiple sources of capital. Our dedicated management team will focus on growth within our targeted asset classes. Combined, we believe these factors demonstrate that SpinCo will have a unique ability to act as a leading developer, re-developer and acquirer of both strip centers and malls, and will deliver attractive risk-adjusted returns to shareholders.

            SpinCo will be led by a dedicated, independent management team and a board consisting of a majority of independent directors. SpinCo will also benefit from continued relationships with SPG. Richard Sokolov, SPG's President and Chief Operating Officer and member of its board of directors, will also become Chairman of the board of directors of SpinCo, and David Simon, Chairman and Chief Executive Officer of SPG, will also serve as a director of SpinCo. SPG's strip center team will become employees of SpinCo. This well-seasoned team has extensive experience working together in this business, and the top four executives have an average tenure of approximately 24 years at SPG.

            SpinCo's malls will continue to receive property management services from SPG for an initial term of two years, with automatic one year renewals unless terminated by either party as of the end of the initial term or during any renewal term upon 180 days' prior notice to the other party. In addition, SpinCo's strip center support functions will be provided by SPG on a transitional basis for up to two years with an option by SpinCo to extend any one or more of the transition services for a one year term. We believe that the properties will be seamlessly integrated into our company due to the continuity of on-site operations, the institutional knowledge of our property management teams and our deep familiarity with the markets in which our assets are located.

            We derive our revenues primarily from retail tenant leases, including fixed minimum rent leases, percentage rent leases based on tenants' sales volumes and reimbursements from tenants for certain expenses. We seek to re-lease our spaces at higher rents and increase our occupancy rates, and to enhance the performance of our properties and increase our revenues by, among other things, adding anchors or big-boxes, re-developing or renovating existing properties to increase the leasable square footage, and increasing the productivity of occupied locations through aesthetic upgrades, re-merchandising and/or changes to the retail use of the space. In addition, we believe that there are opportunities for us to acquire additional strip center and mall assets that match our investment criteria.

            For the nine months ended September 30, 2013, we generated consolidated revenue of $458 million and net income of $135 million. Our share of NOI for that nine month period was $303 million. For the twelve months ended December 31, 2012, we generated consolidated revenue of $618 million and net income of $154 million. Our share of NOI for that twelve month period was $407 million. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures" for a reconciliation of net income to NOI.

            We anticipate pursuing and achieving an investment grade credit rating and having access to both secured and unsecured debt markets. Upon completion of the separation, we expect to have approximately $2 billion of total debt outstanding, including approximately $1 billion of our share of existing mortgage debt and at least $1 billion of new debt which we expect to consist of a mix of secured and unsecured indebtedness.

            We plan to elect to be treated as a real estate investment trust ("REIT") in connection with the filing of our federal income tax return for the taxable year that includes the distribution, subject to our ability to meet the requirements of a REIT at the time of election, and we intend to maintain this status in future periods. Based on the amount of SpinCo's REIT taxable income for the twelve-month period ended December 31, 2012 as reflected in the summary historical combined financial data, the Company's annual dividend for that period would have been greater than $0.50 per share, assuming a distribution ratio of one SpinCo share for each share of SPG. For more information, please refer to "Dividend Policy," and for information regarding risk factors that could materially and adversely affect our ability to make distributions, please refer to "Risk Factors."

Competitive Strengths

            Track record of stable operating performance provides a strong foundation from which to grow cash flow.    Our portfolio has had relatively stable operating metrics. Between December 31, 2010 and September 30, 2013, average occupancy in the mall portfolio rose from 89.1% to 90.4%, and average sales per square foot rose from $287 to $303. During the same period, average occupancy in the strip center portfolio rose from 91.0% to 94.2% and average sales per square foot rose from $218 to $233. As a result of the improvement in our operating metrics, comparable property NOI, for both classes of assets, for the nine month period ended September 30, 2013 rose by 2.2% relative to the nine month period ended September 30, 2012, while net income for the nine month period ended September 30, 2013 rose by 2.0% relative to the nine month period ended September 30, 2012. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures" for a reconciliation of net income to NOI.

            Our portfolio of properties has been well-maintained while owned by SPG. SPG's operational capital expenditures (excluding tenant allowances and leasing commissions) for SpinCo's assets between January 1, 2010 and September 30, 2013 were approximately $64 million. We believe that this level of investment is indicative of SPG's historic commitment to maintaining the value and operating performance of the properties to be distributed to us, and that our properties will accordingly be well positioned to pursue growth opportunities in the future.

            The diversification of SpinCo's portfolio further contributes to SpinCo's stable operating performance. Our properties are located in 23 states and are leased to a variety of tenants across the retail spectrum, including anchor stores, big-box tenants, national inline tenants, sit-down restaurants, movie theatres and regional and local retailers. No single tenant was responsible for more than 2.5%, and no single property accounted for more than 3%, of our total gross annual base minimum rental revenues for the year ended December 31, 2012. Further, as of September 30, 2013 no more than 14% of our total gross annual base minimum rental revenues was derived from leases that expire in any single calendar year. We believe that the diversity of our portfolio by geographic market, asset type and retail tenants helps to insulate us from adverse economic factors that may disproportionately affect a particular geographic region or particular consumer shopping patterns.

            Dual asset class strategy enables efficient, flexible allocation of capital between two complementary categories of retail real estate.    Our company invests across two complementary retail asset classes — strip centers and malls — which share similar small shop, anchor and big-box sizes, tenant bases and market area focuses. This enables us to employ a broad array of leasing, management and development strategies to make each property, whether a mall or a strip center, as productive as possible. This flexibility was highlighted in 2013 at our University Town Plaza property when our strip center team invested $33 million to demolish existing enclosed mall space and convert the property into a strip center. In the process, we maintained the operation of existing anchors while expanding the tenant base to include traditional strip center tenants, such as Burlington Coat Factory, Academy Sports + Outdoors, Toys "R" Us, Inc./Babies "R" Us, Inc. and smaller tenants. This business strategy supports a flexible, opportunistic investment profile in which we can optimize capital deployment into each respective retail sector throughout market cycles.

            Low-leveraged balance sheet positioned to access growth capital.    After accounting for our expected new indebtedness, the aggregate amount of our share of debt will be approximately 4.9 times our share of NOI for the fiscal year ended December 31, 2012. We believe that this is a low leverage ratio relative to our peers and is indicative of the strength of our balance sheet.

            To provide additional liquidity following the separation, we anticipate arranging a revolving credit facility under which, upon completion of the separation and subject to the satisfaction of customary conditions, we expect to have significant undrawn borrowing capacity. We expect to have access to multiple sources of capital, including offerings of our common equity, unsecured corporate debt, preferred equity and additional credit facilities, which we believe will provide us with a competitive advantage over smaller, more highly-leveraged or privately held retail companies. We may also seek to issue limited partnership interests in a limited partnership that we expect to form as a direct subsidiary of SpinCo prior to the separation and distribution and that we expect will initially be named SPG SpinCo Subsidiary L.P., to sellers of properties that we may acquire in the future who are interested in deferring recognition of any taxable gain that would otherwise result from a cash sale.

            As a publicly traded company with a strong capital structure and the legacy of SPG's operating and management track record, we intend to seek an investment grade credit rating for SpinCo from the major credit rating agencies.

            Unique ability to act as an acquirer, developer and redeveloper of both classes of assets, driven by significant "day one" scale.    We believe that our considerable size, combined with our strong balance sheet, allows us to execute larger organic and external growth projects than our smaller and/or more highly-leveraged competitors have the capacity to undertake.

            Furthermore, our management team has substantial experience in the underwriting, structuring, due diligence and integration of real estate transactions, including experience gained while employed by SPG. For example, our properties have benefited from development and re-development capital spending and commitments of approximately $189 million from January 1, 2010 through September 30, 2013; this spending consists primarily of initiatives to attract or expand anchor or big-box tenants. We regularly review and seek to identify development and re-development opportunities. We believe that our management team's experience, as well as their ability to exclusively focus on SpinCo's growth strategy following the separation, means that we will be well positioned to add value to underperforming assets that we seek to acquire, as well as existing assets that we seek to redevelop and new assets we decide to develop.

            Well-diversified national portfolio that effectively serves tenants.    SpinCo's portfolio is anticipated to consist of interests in 98 properties of two different asset types, and located in 23 states. Retailers will benefit from this national platform for leasing, which will provide them with the efficiency of negotiating leases at multiple locations for spaces of different sizes and within different real estate types, with just one landlord. In addition, the breadth of our footprint and the tendency of our properties to be well-located within their respective markets will help position our properties as attractive destinations for retailers.

  Property Portfolio (as of September 30, 2013)

            Dedicated executive management team focused exclusively on pursuing a growth oriented business strategy.    Our company will be led by a dedicated executive management team consisting of individuals who were previously employed by SPG as well as externally recruited executives. This combination will provide continuity as well as new perspectives on driving growth in our business. Following the separation, SpinCo's executive management team will be entirely independent of SPG and each member will be exclusively focused on SpinCo's businesses.

            Benefits of continued relationships with SPG, including board representation.    We believe that our company is uniquely positioned as a result of our historical and future relationships with SPG, an S&P 100 company and a global leader in the retail real estate industry. Each of our assets were owned and managed by SPG for a number of years prior to the separation and accordingly benefited from SPG's stable operating processes, deep relationships with leading retailers, strong relations with the communities in which our properties are located and highly regarded capital allocation expertise.

  Company Strategies

            Drive internal growth through rigorous asset management and capital allocation.    We will seek to identify and pursue internal growth opportunities to enhance the performance of our properties through activities such as re-leasing our spaces at higher rents, increasing our occupancy rates, adding anchors or big-boxes, increasing the productivity of occupied locations through aesthetic upgrades, re-merchandising and changes to the retail use of the space. We believe that capital dedicated to anchor and big-box leasing can provide attractive risk-adjusted returns to our company, as such invested capital can be instrumental in enhancing the stability and appeal of our properties, increasing consumer shopping traffic and promoting inline or small-shop leasing, all of which should positively impact the growth in net operating income of a retail asset.

            Execute on targeted, value-add development and re-development projects to enhance portfolio performance.    While our properties have been well-maintained and have benefited from significant capital investment under SPG's ownership, we believe that after the separation, our properties will benefit from greater executive management focus and capital allocation priorities that are tailored to unlocking and growing their value. Under SPG's prior ownership, our properties benefited from management's efforts to maintain their market position, but incremental efforts to maximize the market position of these properties were often not pursued given large-scale opportunities that were alternatively available to SPG in its larger malls, Mills and Premium Outlets that better matched SPG's business strategy.

            Our management team will seek to identify investment strategies that will create value for our shareholders, are consistent with our strategic objectives and have attractive risk-return profiles. SpinCo will have a smaller asset base as compared to SPG, and therefore some strategic initiatives may have a more meaningful impact on SpinCo than they would otherwise have on SPG. In short, we expect that SpinCo will devote substantial executive management attention to value creating investment opportunities that did not fit within SPG's business strategy, and these dedicated efforts may position us to generate attractive growth in tenant sales, revenues and NOI from our properties and thus enhance the performance of our portfolio.

            We have identified a pipeline of potential new development and re-development projects, within SpinCo's initial portfolio of properties, totaling approximately $300 million. These projects generally consist of expansions and renovations of existing centers and leasing of anchor and big-box tenants, and also include ground-up development projects.

            Pursue acquisition opportunities in both classes of assets as part of a growth oriented strategy.    We believe the following factors, among others, may facilitate acquisition and consolidation opportunities in the national real estate market:

  •
  Prior to the separation, SPG regularly received solicitations of interest from potential sellers of retail assets that might be attractive acquisition candidates for our company but were unsuitable for SPG given its strategic focus on larger malls, Mills and Premium Outlets.

  •
  Publicly traded REITs continue to announce and execute plans to rationalize their portfolios and sell their respective non-core assets, which may lead to opportunities for us to acquire assets that match our investment criteria.

  •
  We believe that ownership of strip centers located in the United States is generally very fragmented.

  •
  Ownership and management of large retail centers, such as the strip centers and malls in our portfolio, are very capital intensive. In instances where properties are owned by local and/or undercapitalized private owners, some owners may seek to dispose of properties to alleviate concerns about capital burdens.

  •
  In many communities, strip centers and malls serve as important economic drivers, sources of tax revenue, community gathering places and/or generators of employment. SPG has a strong reputation within the communities in which it currently owns and operates the SpinCo properties, and we expect that this legacy, combined with our financial resources and management capabilities, will attract support from local communities and governments in situations where we are considering potential acquisitions of assets that require extensive re-development or repositioning.

            SpinCo does not currently have plans to target specific geographic regions for future acquisitions and instead expects to consider acquisition opportunities in any geographic regions in which those opportunities arise.

            Selectively develop new, high quality strip centers.    Our strip center team has substantial experience in the re-development and ground-up development of retail real estate. This well-seasoned team has extensive experience working together in this business, and the top four executives have an average tenure of approximately 24 years at SPG. The properties that are expected to be distributed to us in connection with the separation include 36 assets that were developed by SPG or its predecessor, including Waterford Lakes Town Center, Clay Terrace, The Shops at Arbor Walk, Palms Crossing, and Wolf Ranch. In addition, we will own the land for a new strip center of approximately 400,000 square feet in the Houston metropolitan area, to be named Fairfield Town Center, which is an example of a new ground-up development opportunity that we have identified. Given the relatively low levels of new supply in the strip center and smaller enclosed mall sectors, we expect that our existing and prospective tenants will seek opportunities to lease space in our new development projects in order to open new stores and test new store formats.

            Maintain a disciplined, flexible balance sheet with access to multiple sources of capital.    We will maintain a conservative capital structure that provides the resources and flexibility to support the growth of our business. We expect to maintain a mix of secured indebtedness related to certain of our properties and unsecured indebtedness which, together with our anticipated ability to complete future equity financings, we expect will fund the growth of our operations.

  Our Properties

            Our portfolio of properties is anticipated to consist of 54 strip centers totaling approximately 16.6 million square feet, and 44 malls totaling approximately 36.4 million square feet. SpinCo will also own parcels of land which can be used for either the development of new strip centers or the expansion of existing properties. While most of these properties are wholly owned by us, several are owned in joint ventures with third parties, which is common in the real estate industry.

            As of September 30, 2013, our mall properties had an average occupancy rate of 90.4% and our strip center properties had an average occupancy rate of 94.2%. Average sales per square foot for the twelve months ended September 30, 2013 were $303 for our malls and $233 for our strip centers.

            Our properties are leased to a variety of tenants across the retail spectrum including anchor stores, big-box tenants, national inline tenants, sit-down restaurants, movie theatres and regional and local retailers. As of September 30, 2013, our top anchors include Macy's, Inc., Dillard's, Inc., J.C. Penney Co., Inc., Sears Holdings Corporation, Target Corporation and The Bon-Ton Stores, Inc. at our malls. As of September 30, 2013, our top tenants at our strip centers include Kohl's Corporation, Best Buy Co., Inc., Bed Bath & Beyond Inc. and TJX Companies, Inc. No single tenant was responsible for more than 2.5%, and no single property accounted for more than 3%, of our total gross annual base minimum rental revenues for the year ended December 31, 2012. Further, as of September 30, 2013 no more than 14% of our total gross annual base minimum rental revenues was derived from leases that expire in any single calendar year.

            Additional information on our portfolio of properties is provided in the tables below:

SpinCo Property Information
(as of September 30, 2013)

	Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease)(10)	Legal Ownership		Year Acquired or Built	Occupancy(2)	Total Square Feet	Retail Anchors and Selected Major Tenants
	Malls
1.	Anderson Mall	SC	Anderson	Fee	100.0%		Built 1972	86.3%	671,312	Belk, JCPenney, Sears, Dillard's, Books-A-Million
2.	Bowie Town Center	MD	Bowie (Washington, D.C.)	Fee	100.0%		Built 2001	97.3%	579,172	Macy's, Sears, Barnes & Noble, Best Buy, Safeway, L.A. Fitness, Off Broadway Shoes
3.	Boynton Beach Mall	FL	Boynton Beach (Miami)	Fee	100.0%		Built 1985	91.3%	1,094,157	Macy's, Dillard's, JCPenney, Sears, Cinemark Theatres, You Fit Health Clubs,(7)
4.	Brunswick Square	NJ	East Brunswick (New York)	Fee	100.0%		Built 1973	99.9%	760,306	Macy's, JCPenney, Barnes & Noble, Starplex Luxury Cinema
5.	Charlottesville Fashion Square	VA	Charlottesville	Ground Lease (2076)	100.0%		Acquired 1997	94.5%	576,747	Belk (2 locations), JCPenney, Sears
6.	Chautauqua Mall	NY	Lakewood		100.0%		Built 1971	91.1%	427,851	Sears, JCPenney, Bon Ton, Office Max, Dipson Theater
7.	Chesapeake Square	VA	Chesapeake (Virginia Beach)	Fee and Ground Lease (2062)	75.0	%(3)	Built 1989	84.2%	759,897	Macy's, JCPenney, Sears, Target, Burlington Coat Factory, Cinemark Theatres
8.	Cottonwood Mall	NM	Albuquerque	Fee	100.0%		Built 1996	98.1%	1,034,293	Macy's, Dillard's, JCPenney, Sears, Regal Cinema, Conn's Electronic & Appliance(8),(9)
9.	Edison Mall	FL	Fort Myers	Fee	100.0%		Acquired 1997	94.2%	1,053,727	Dillard's, Macy's (2 locations), JCPenney, Sears, Books-A-Million
10.	Forest Mall	WI	Fond Du Lac	Fee	100.0%		Built 1973	84.1%	500,273	JCPenney, Kohl's, Younkers, Sears, Cinema I & II
11.	Great Lakes Mall	OH	Mentor (Cleveland)	Fee	100.0%		Built 1961	94.0%	1,232,357	Dillard's (2 locations), Macy's, JCPenney, Sears, Atlas Cinema Stadium 16, Barnes & Noble, Dick's Sporting Goods(8)
12.	Gulf View Square	FL	Port Richey (Tampa)	Fee	100.0%		Built 1980	87.6%	754,288	Macy's, Dillard's, JCPenney, Sears, Best Buy, T.J. Maxx
13.	Irving Mall	TX	Irving (Dallas)	Fee	100.0%		Built 1971	90.5%	1,052,527	Macy's, Dillard's, Sears, Burlington Coat Factory, La Vida Fashion and Home Décor, AMC Theatres, Fitness Connection, Shoppers World
14.	Jefferson Valley Mall	NY	Yorktown Heights (New York)	Fee	100.0%		Built 1983	88.4%	556,215	Macy's, Sears,(7)
15.	Knoxville Center	TN	Knoxville	Fee	100.0%		Built 1984	75.6%	961,007	JCPenney, Belk, Sears, The Rush Fitness Center, Regal Cinema
16.	Lima Mall	OH	Lima	Fee	100.0%		Built 1965	96.8%	743,356	Macy's, JCPenney, Elder-Beerman, Sears, MC Sporting Goods
17.	Lincolnwood Town Center	IL	Lincolnwood (Chicago)	Fee	100.0%		Built 1990	96.1%	421,773	Kohl's, Carson's
18.	Lindale Mall	IA	Cedar Rapids	Fee	100.0%		Acquired 1998	98.5%	687,847	Von Maur, Sears, Younkers
19.	Longview Mall	TX	Longview	Fee	100.0%		Built 1978	93.3%	638,520	Dillard's, JCPenney, Sears, Bealls
20.	Maplewood Mall	MN	St. Paul (Minneapolis)	Fee	100.0%		Acquired 2002	94.4%	926,291	Macy's, JCPenney, Sears, Kohl's, Barnes & Noble
21.	Markland Mall	IN	Kokomo	Ground Lease (2041)	100.0%		Built 1968	99.0%	417,388	Sears, Target, MC Sporting Goods, Carson's
22.	Melbourne Square	FL	Melbourne	Fee	100.0%		Acquired 2007	89.3%	702,905	Macy's, Dillard's (2 locations), JCPenney, Dick's Sporting Goods, L.A. Fitness(8)
23.	Mesa Mall	CO	Grand Junction	Fee	100.0%		Acquired 1998	95.8%	880,469	Sears, Herberger's, JCPenney, Target, Cabela's, Sports Authority, Jo-Ann Fabrics
24.	Muncie Mall	IN	Muncie	Fee	100.0%		Built 1970	99.5%	635,840	Macy's, JCPenney, Sears, Carson's
25.	Northlake Mall	GA	Atlanta	Fee	100.0%		Acquired 1998	85.2%	963,134	Macy's, JCPenney, Sears, Kohl's
26.	Northwoods Mall	IL	Peoria	Fee	100.0%		Acquired 1983	94.2%	693,519	Macy's, JCPenney, Sears
27.	Oak Court Mall	TN	Memphis	Fee	100.0%		Acquired 1997	95.7%	849,785	Dillard's (2 locations), Macy's
28.	Orange Park Mall	FL	Orange Park (Jacksonville)	Fee	100.0%		Acquired 1994	97.8%	959,331	Dillard's, JCPenney, Sears, Belk, Dick's Sporting Goods, AMC Theatres
29.	Paddock Mall	FL	Ocala	Fee	100.0%		Built 1980	90.8%	557,010	Macy's, JCPenney, Sears, Belk
30.	Port Charlotte Town Center	FL	Port Charlotte	Fee	80.0	%(3)	Built 1989	87.0%	764,717	Dillard's, Macy's, JCPenney, Bealls, Sears, DSW, Regal Cinema
31.	Richmond Town Square	OH	Richmond Heights (Cleveland)	Fee	100.0%		Built 1966	93.5%	1,011,688	Macy's, JCPenney, Sears, Regal Cinema
32.	River Oaks Center	IL	Calumet City (Chicago)	Fee	100.0%		Acquired 1997	97.9%	1,192,836	Macy's, JCPenney,(7)

SpinCo Property Information

(as of September 30, 2013)

	Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease)(10)	Legal Ownership		Year Acquired or Built	Occupancy(2)	Total Square Feet	Retail Anchors and Selected Major Tenants
33.	Rolling Oaks Mall	TX	San Antonio	Fee	100.0%		Built 1988	91.6%	882,349	Dillard's, Macy's, JCPenney, Sears
34.	Rushmore Mall	SD	Rapid City	Fee	100.0%		Acquired 1998	75.3%	829,293	JCPenney, Herberger's, Sears, Carmike Cinemas, Hobby Lobby, Toys 'R Us
35.	Seminole Towne Center	FL	Sanford (Orlando)	Fee	45.0	%(1)(6)	Built 1995	86.0%	1,104,631	Macy's, Dillard's, JCPenney, Sears, United Artists Theatre, Dick's Sporting Goods, Burlington Coat Factory
36.	Southern Hills Mall	IA	Sioux City	Fee	100.0%		Acquired 1998	87.1%	794,426	Younkers, JCPenney, Sears, Scheel's All Sports, Barnes & Noble, Carmike Cinemas, Hy-Vee
37.	Southern Park Mall	OH	Youngstown	Fee	100.0%		Built 1970	85.8%	1,202,645	Macy's, Dillard's, JCPenney, Sears, Cinemark Theatres
38.	Sunland Park Mall	TX	El Paso	Fee	100.0%		Built 1988	96.0%	922,209	Macy's, Dillard's (2 locations), Sears, Forever 21, Cinemark
39.	Town Center at Aurora	CO	Aurora (Denver)	Fee	100.0%		Acquired 1998	91.0%	1,082,240	Macy's, Dillard's, JCPenney, Sears, Century Theatres
40.	Towne West Square	KS	Wichita	Fee	100.0%		Built 1980	82.4%	941,344	Dillard's (2 locations), JCPenney, Sears, Dick's Sporting Goods, The Movie Machine
41.	Valle Vista Mall	TX	Harlingen	Fee	100.0%		Built 1983	77.6%	650,634	Dillard's, JCPenney, Sears, Big Lots, Forever 21
42.	Virginia Center Commons	VA	Glen Allen	Fee	100.0%		Built 1991	79.2%	774,503	Macy's, JCPenney, Sears, Burlington Coat Factory, American Family Fitness(8)
43.	West Ridge Mall	KS	Topeka	Fee	100.0%		Built 1988	85.4%	991,799	Dillard's, JCPenney, Sears, Burlington Coat Factory,(7)
44.	Westminster Mall	CA	Westminster (Los Angeles)	Fee	100.0%		Acquired 1998	90.1%	1,198,549	Macy's, JCPenney, Sears, Target, DSW

	Total Mall Square Footage								36,435,160
	Strip Centers
1.	Bloomingdale Court	IL	Bloomingdale (Chicago)	Fee	100.0%		Built 1987	99.2%	686,126	Best Buy, T.J. Maxx N More, Office Max, Walmart Supercenter, Dick's Sporting Goods, Jo-Ann Fabrics, Picture Show, Ross Dress for Less, hhgregg
2.	Bowie Town Center Strip	MD	Bowie (Washington, D.C.)	Fee	100.0%		Built 2001	90.0%	106,591	Safeway
3.	Charles Towne Square	SC	Charleston	Fee	100.0%		Built 1976	100.0%	71,794	Regal Cinema
4.	Chesapeake Center	VA	Chesapeake (Virginia Beach)	Fee	100.0%		Built 1989	96.1%	305,935	Kmart, Petsmart, Michaels, Value City Furniture
5.	Clay Terrace	IN	Carmel (Indianapolis)	Fee	50.0	%(6)	Built 2004	98.4%	576,795	Dick's Sporting Goods, Whole Foods, DSW, St. Vincent's Sports Performance
6.	Concord Mills Marketplace	NC	Concord (Charlotte)	Fee	100.0%		Acquired 2007	100.0%	230,683	BJ's Wholesale Club, Garden Ridge, REC Warehouse
7.	Countryside Plaza	IL	Countryside (Chicago)	Fee	100.0%		Built 1977	100.0%	403,756	Best Buy, The Home Depot, PetsMart, Jo-Ann Fabrics, Office Depot, Value City Furniture, The Tile Shop
8.	Dare Centre	NC	Kill Devil Hills	Ground Lease (2058)	100.0%		Acquired 2004	96.3%	168,673	Belk, Food Lion
9.	DeKalb Plaza	PA	King of Prussia (Philadelphia)	Fee	84.1%		Acquired 2003	96.6%	101,948	ACME Grocery,(7)
10.	Empire East	SD	Sioux Falls	Fee	100.0%		Acquired 1998	100.0%	287,503	Kohl's, Target, Bed Bath & Beyond
11.	Fairfax Court	VA	Fairfax (Washington, D.C.)	Fee	41.3	%(4)(6)	Built 1992	100.0%	249,488	Burlington Coat Factory, Offenbacher's, XSport Fitness
12.	Forest Plaza	IL	Rockford	Fee	100.0%		Built 1985	100.0%	428,044	Kohl's, Marshalls, Michaels, Factory Card Outlet, Office Max, Bed Bath & Beyond, Petco, Babies 'R Us, Toys 'R Us, Big Lots, Kirkland's
13.	Gaitway Plaza	FL	Ocala	Fee	32.2	%(4)(6)	Built 1989	99.1%	208,755	Office Depot, T.J. Maxx, Ross Dress for Less, Bed Bath & Beyond, Michael's(8)
14.	Gateway Centers	TX	Austin	Fee	100.0%		Acquired 2004	73.8%	512,440	Best Buy, REI, Whole Foods, Crate & Barrel, The Container Store, Regal Cinema, Nordstrom Rack, Paul Mitchell, The Tile Shop(8)
15.	Greenwood Plus	IN	Greenwood (Indianapolis)	Fee	100.0%		Built 1979	100.0%	155,319	Best Buy, Kohl's
16.	Henderson Square	PA	King of Prussia (Philadelphia)	Fee	75.9	%(4)	Acquired 2003	96.5%	107,371	Genuardi's Family Market, Avalon Carpet & Tile
17.	Highland Lakes Center	FL	Orlando	Fee	100.0%		Built 1991	65.8%	488,850	Marshalls, American Signature Furniture, Ross Dress for Less, Burlington Coat Factory,(7)

SpinCo Property Information

(as of September 30, 2013)

	Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease)(10)	Legal Ownership		Year Acquired or Built	Occupancy(2)	Total Square Feet	Retail Anchors and Selected Major Tenants
18.	Indian River Commons	FL	Vero Beach	Fee	50.0	%(6)	Built 1997	100.0%	255,942	Lowe's Home Improvement, Best Buy, Ross Dress for Less, Bed Bath & Beyond, Michaels
19.	Keystone Shoppes	IN	Indianapolis	Fee	100.0%		Acquired 1997	82.2%	29,040	First Watch
20.	Lake Plaza	IL	Waukegan (Chicago)	Fee	100.0%		Built 1986	97.5%	215,568	Home Owners Bargain Outlet
21.	Lake View Plaza	IL	Orland Park (Chicago)	Fee	100.0%		Built 1986	92.2%	367,605	Best Buy, Petco, Jo-Ann Fabrics, Golf Galaxy, Value City Furniture, Tuesday Morning, Great Escape,(7)
22.	Lakeline Plaza	TX	Cedar Park (Austin)	Fee	100.0%		Built 1998	100.0%	387,304	T.J. Maxx, Best Buy, Ross Dress for Less, Office Max, PetsMart, Party City, Hancock Fabrics, Rooms to Go, Rooms to Go Kids, Bed Bath & Beyond,(9)
23.	Lima Center	OH	Lima	Fee	100.0%		Built 1978	99.4%	233,878	Kohl's, Hobby Lobby, T.J. Maxx, Jo-Ann Fabrics
24.	Lincoln Crossing	IL	O'Fallon (St. Louis)	Fee	100.0%		Built 1990	90.5%	243,326	Walmart, PetsMart, The Home Depot
25.	MacGregor Village	NC	Cary	Fee	100.0%		Acquired 2004	65.2%	144,370
26.	Mall of Georgia Crossing	GA	Buford (Atlanta)	Fee	100.0%		Built 1999	100.0%	440,670	Best Buy, American Signature Furniture, T.J. Maxx 'n More, Nordstrom Rack, Staples, Target
27.	Markland Plaza	IN	Kokomo	Fee	100.0%		Built 1974	86.8%	90,527	Best Buy, Bed Bath & Beyond
28.	Martinsville Plaza	VA	Martinsville	Ground Lease (2046)	100.0%		Built 1967	97.1%	102,105	Rose's, Food Lion
29.	Matteson Plaza	IL	Matteson (Chicago)	Fee	100.0%		Built 1988	100.0%	270,892	Shoppers World
30.	Muncie Towne Plaza	IN	Muncie	Fee	100.0%		Built 1998	100.0%	172,617	Kohl's, Target, Shoe Carnival, T.J. Maxx, MC Sporting Goods, Kerasotes Theatres,(7)
31.	New Castle Plaza	IN	New Castle	Fee	100.0%		Built 1966	100.0%	91,648	Goody's, Ace Hardware, Aaron's Rents, Dollar Tree
32.	North Ridge Shopping Center	NC	Raleigh	Fee	100.0%		Acquired 2004	93.4%	169,827	Ace Hardware, Kerr Drugs, Harris-Teeter Grocery
33.	Northwood Plaza	IN	Fort Wayne	Fee	100.0%		Built 1974	86.1%	208,076	Target,(7)
34.	Palms Crossing	TX	McAllen	Fee	100.0%		Built 2007	98.9%	392,314	Bealls, DSW, Barnes & Noble, Babies 'R Us, Sports Authority, Guitar Center, Cavendar's Boot City, Best Buy, Hobby Lobby
35.	Plaza at Buckland Hills, The	CT	Manchester	Fee	41.3	%(4)(12)	Built 1993	96.3%	329,885	Jo-Ann Fabrics, iParty, Toys 'R Us, Michaels, PetsMart, Big Lots, Eastern Mountain Sports
36.	Richardson Square	TX	Richardson (Dallas)	Fee	100.0%		Built 2008	100.0%	517,265	Lowe's Home Improvement, Ross Dress for Less, Sears, Super Target, Anna's Linens
37.	Rockaway Commons	NJ	Rockaway (New York)	Fee	100.0%		Acquired 1998	68.1%	149,940	Best Buy,(7)
38.	Rockaway Town Plaza	NJ	Rockaway (New York)	Fee	100.0%		Built 2005	100.0%	459,301	Target, PetsMart, Dick's Sporting Goods, AMC Theatres
39.	Royal Eagle Plaza	FL	Coral Springs (Miami)	Fee	42.0	%(4)(6)	Built 1989	78.8%	202,996	Sports Authority, Hobby Lobby(8)
40.	Shops at Arbor Walk, The	TX	Austin	Ground Lease (2056)	100.0%		Built 2006	98.9%	458,467	The Home Depot, Marshalls, DSW, Vitamin Cottage Natural Grocer, Spec's Wine, Spirits and Fine Foods, Jo-Ann Fabrics, Sam Moon Trading Co., Casual Male DXL
41.	Shops at North East Mall, The	TX	Hurst (Dallas)	Fee	100.0%		Built 1999	100.0%	365,038	Michaels, PetsMart, T.J. Maxx, Bed Bath & Beyond, Best Buy, Barnes & Noble, DSW
42.	St. Charles Towne Plaza	MD	Waldorf (Washington, D.C.)	Fee	100.0%		Built 1987	78.2%	393,816	K & G Menswear, Shoppers Food Warehouse, Dollar Tree, Value City Furniture, Big Lots, Citi Trends,(7)
43.	Tippecanoe Plaza	IN	Lafayette	Fee	100.0%		Built 1974	100.0%	90,522	Best Buy, Barnes & Noble
44.	University Center	IN	Mishawaka	Fee	100.0%		Built 1980	89.3%	150,524	Michaels, Best Buy, Ross Dress for Less(8)
45.	University Town Plaza	FL	Pensacola	Fee	100.0%		Redeveloped 2013	93.9%	572,643	JCPenney, Sears, Academy Sports, Toys 'R Us, Burlington Coat Factory
46.	Village Park Plaza	IN	Carmel (Indianapolis)	Fee	35.7	%(4)(12)	Built 1990	100.0%	575,576	Bed Bath & Beyond, Kohl's, Walmart Supercenter, Marsh, Menards, Regal Cinema, Hobby Lobby

SpinCo Property Information

(as of September 30, 2013)

	Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease)(10)	Legal Ownership		Year Acquired or Built	Occupancy(2)	Total Square Feet	Retail Anchors and Selected Major Tenants
47.	Washington Plaza	IN	Indianapolis	Fee	100.0%		Built 1976	89.8%	50,107	Jo-Ann Fabrics
48.	Waterford Lakes Town Center	FL	Orlando	Fee	100.0%		Built 1999	99.2%	949,933	Ross Dress for Less, T.J. Maxx, Bed Bath & Beyond, Barnes & Noble, Best Buy, Jo-Ann Fabrics, Office Max, PetsMart, Target, Ashley Furniture Home Store, L.A. Fitness, Regal Cinema
49.	West Ridge Plaza	KS	Topeka	Fee	100.0%		Built 1988	100.0%	254,480	T.J. Maxx, Toys 'R Us/Babies 'R Us, Target
50.	West Town Corners	FL	Altamonte Springs (Orlando)	Fee	32.2	%(4)(12)	Built 1989	96.1%	385,352	Sports Authority, PetsMart, Winn-Dixie Marketplace, American Signature Furniture, Walmart, Lowe's Home Improvement
51.	Westland Park Plaza	FL	Orange Park (Jacksonville)	Fee	32.2	%(4)(6)	Built 1989	96.8%	163,254	Burlington Coat Factory, LA Fitness, USA Discounters(7), The Guitar Center(8)
52.	White Oaks Plaza	IL	Springfield	Fee	100.0%		Built 1986	97.2%	387,911	T.J. Maxx, Office Max, Kohl's, Toys 'R Us/Babies 'R Us, Country Market
53.	Whitehall Mall	PA	Whitehall	Fee	38.0	%(2)(6)	Acquired 2003	93.8%	605,833	Sears, Kohl's, Bed Bath & Beyond, Gold's Gym, Buy Buy Baby, Raymour & Flanigan Furniture, Michaels
54.	Wolf Ranch	TX	Georgetown (Austin)	Fee	100.0%		Built 2005	99.3%	627,804	Kohl's, Target, Michaels, Best Buy, Office Depot, PetsMart, T.J. Maxx, DSW, Ross Dress for Less
	Total Strip Center Square Footage								16,596,427

	Total Portfolio Square Footage(5)								53,031,587

FOOTNOTES:

(1)
Direct and indirect interests in some joint venture properties are subject to preferences on distributions and/or capital allocation in favor of other partners.

(2)
Malls — Executed leases for all company-owned GLA in mall stores, excluding majors and anchors. Strip centers — Executed leases for all company-owned GLA (or total center GLA).

(3)
SpinCo receives substantially all the economic benefit of the property due to a preference or advance.

(4)
Outside partner receives substantially all of the economic benefit and/or capital allocation due to a partner preference.

(5)
Includes office space of 243,387 square feet including the following centers with more than 20,000 square feet of office space:

Clay Terrace — 75,118 sq. ft.

Oak Court Mall — 126,775 sq. ft.

River Oaks — 41,494 sq. ft.

(6)
Denotes joint venture property.

(7)
Indicates vacant anchor space(s).

(8)
Indicates anchor or major that is currently under development.

(9)
Indicates vacant anchor owned by another company, but we still collect rent and/or fees under an agreement.

(10)
Date listed is the expiration date of the last renewal option available under the ground lease.

Debt Information
(as of September 30, 2013)

								Indebtedness ($ in thousands)
		Legal Ownership		Maturity Date		Interest Rate
	Property Name						Type	Total	Our Share
	Malls
1.	Anderson Mall	100.0%		12/01/22		4.61%	Fixed	$20,547	$20,547
2.	Port Charlotte Town Center	80.0%		11/01/20		5.30%	Fixed	46,595	37,276
3.	Valle Vista Mall	100.0%		05/10/17		5.35%	Fixed	40,000	40,000
4.	Towne West Square	100.0%		06/01/21		5.61%	Fixed	49,538	49,538
5.	Brunswick Square	100.0%		08/11/14		5.65%	Fixed	77,062	77,062
6.	Mesa Mall	100.0%		06/01/16		5.79%	Fixed	87,250	87,250
7.	Rushmore Mall	100.0%		06/01/16		5.79%	Fixed	94,000	94,000
8.	Southern Hills Mall	100.0%		06/01/16		5.79%	Fixed	101,500	101,500
9.	Chesapeake Square	75.0%		08/01/14		5.84%	Fixed	65,666	49,250
10.	West Ridge Mall	100.0%		07/01/14		5.89%	Fixed	65,049	65,049
11.	Seminole Towne Center	45.0	%(5)	05/06/21		5.97%	Fixed	58,348	7,585
12.	Sunland Park Mall	100.0%		01/01/26		8.63%	Fixed	28,686	28,686
	Strip Centers
1.	North Ridge Shopping Center	100.0%		12/01/22		3.41%	Fixed	12,500	12,500
2.	Mall of Georgia Crossing	100.0%		10/06/22		4.28%	Fixed	24,631	24,631
3.	Henderson Square	75.9%		04/01/16		4.43%	Fixed	13,385	10,162
4.	Gaitway Plaza	32.2	%(5)	07/01/15	(2)	4.60%	Fixed	13,900	—
5.	Plaza at Buckland Hills, The	41.3	%(5)	07/01/15		4.60%	Fixed	24,800	—
6.	Village Park Plaza	35.7	%(5)	07/01/15		4.60%	Fixed	29,850	3,582
7.	West Town Corners	32.2	%(5)	07/01/15	(2)	4.60%	Fixed	18,800	—
8.	Clay Terrace	50.0	%(5)	10/01/15		5.08%	Fixed	115,000	57,500
9.	Indian River Commons	50.0	%(5)	11/01/14		5.21%	Fixed	9,110	4,555
10.	DeKalb Plaza	84.1%		01/01/15		5.28%	Fixed	2,416	2,030
11.	Palms Crossing	100.0%		08/01/21	(3)	5.49%	Fixed	37,356	37,356
12.	Shops at Arbor Walk, The	100.0%		08/01/21	(3)	5.49%	Fixed	42,220	42,220
13.	Concord Mills Marketplace	100.0%		02/01/14		5.76%	Fixed	12,275	12,275
14.	Whitehall Mall	38.0	%(5)	11/01/18		7.00%	Fixed	10,718	4,068
15.	Forest Plaza	100.0%		10/10/19	(1)	7.50%	Fixed	17,821	17,821
16.	Lakeline Plaza	100.0%		10/10/19	(1)	7.50%	Fixed	16,695	16,695
17.	Muncie Towne Plaza	100.0%		10/10/19	(1)	7.50%	Fixed	6,941	6,941
18.	White Oaks Plaza	100.0%		10/10/19	(1)	7.50%	Fixed	13,882	13,882
19.	Lake View Plaza	100.0%		12/31/14		8.00%	Fixed	15,520	15,520
20.	Bloomingdale Court	100.0%		11/01/15		8.15%	Fixed	25,268	25,268

	Total Secured Indebtedness							$1,197,329	$964,749	(4)

	Consolidated Indebtedness							$916,803
	Premiums and (Discounts), net							1,240

	Consolidated Indebtedness, net (as reported in the combined financial statements)							$918,043

Debt Information
(as of September 30, 2013)

            The following listing represents unencumbed assets of our mall and strip center portfolio.

	Unencumbered Malls	Legal Ownership
1.	Bowie Town Center	100.0%
2.	Boynton Beach Mall	100.0%
3.	Charlottesville Fashion Square	100.0%
4.	Chautauqua Mall	100.0%
5.	Cottonwood Mall	100.0%
6.	Edison Mall	100.0%
7.	Forest Mall	100.0%
8.	Great Lakes Mall	100.0%
9.	Gulf View Square	100.0%
10.	Irving Mall	100.0%
11.	Jefferson Valley Mall	100.0%
12.	Knoxville Center	100.0%
13.	Lima Mall	100.0%
14.	Lincolnwood Town Center	100.0%
15.	Lindale Mall	100.0%
16.	Longview Mall	100.0%
17.	Maplewood Mall	100.0%
18.	Markland Mall	100.0%
19.	Melbourne Square	100.0%
20.	Muncie Mall	100.0%
21.	Northlake Mall	100.0%
22.	Northwoods Mall	100.0%
23.	Oak Court Mall	100.0%
24.	Orange Park Mall	100.0%
25.	Paddock Mall	100.0%
26.	Richmond Town Square	100.0%
27.	River Oaks Center	100.0%
28.	Rolling Oaks Mall	100.0%
29.	Southern Park Mall	100.0%
30.	Town Center at Aurora	100.0%
31.	Virginia Center Commons	100.0%
32.	Westminster Mall	100.0%

	Unencumbered Strip Centers	Legal Ownership
1.	Bowie Town Center Strip	100.0%
2.	Charles Towne Square	100.0%
3.	Chesapeake Center	100.0%
4.	Countryside Plaza	100.0%
5.	Dare Centre	100.0%
6.	Empire East	100.0%
7.	Fairfax Court	41.3	%(5)
8.	Gateway Centers	100.0%
9.	Greenwood Plus	100.0%
10.	Highland Lakes Center	100.0%
11.	Keystone Shoppes	100.0%
12.	Lake Plaza	100.0%
13.	Lima Center	100.0%

Debt Information
(as of September 30, 2013)

	Unencumbered Strip Centers	Legal Ownership
14.	Lincoln Crossing	100.0%
15.	MacGregor Village	100.0%
16.	Markland Plaza	100.0%
17.	Martinsville Plaza	100.0%
18.	Matteson Plaza	100.0%
19.	New Castle Plaza	100.0%
20.	Northwood Plaza	100.0%
21.	Richardson Square	100.0%
22.	Rockaway Commons	100.0%
23.	Rockaway Town Plaza	100.0%
24.	Royal Eagle Plaza	42.0	%(5)
25.	Shops at North East Mall, The	100.0%
26.	St. Charles Towne Plaza	100.0%
27.	Tippecanoe Plaza	100.0%
28.	University Center	100.0%
29.	University Town Plaza	100.0%
30.	Washington Plaza	100.0%
31.	Waterford Lakes Town Center	100.0%
32.	West Ridge Plaza	100.0%
33.	Westland Park Plaza	32.2	%(5)
34.	Wolf Ranch	100.0%

FOOTNOTES:

(1)
These four properties are secured by cross-collateralized and cross-defaulted mortgages.

(2)
These two properties are secured by cross-collateralized and cross-defaulted mortgages.

(3)
These two properties are secured by cross-collateralized and cross-defaulted mortgages.

(4)
Our share of total indebtedness includes a pro rata share of the mortgage debt on joint venture properties.

(5)
Denotes unconsolidated joint venture property.

 Our Tenants and Anchors

            As of September 30, 2013, the top ten inline tenants and top ten anchors in our malls and the top ten tenants in our strip centers were as follows:

Top Mall Inline Store Tenants (based on percentage of total base minimum rent)

Tenant	Number of Stores	Square Feet	Percent of Total Sq. Ft. in Portfolio	Percent of Total Base Minimum Rent(1)
Foot Locker, Inc.	107	432,780	0.8%	2.5%
L Brands, Inc.	90	437,457	0.8%	2.4%
Sterling Jewelers, Inc.	54	86,467	0.2%	1.7%
Zale Corporation	79	70,130	0.1%	1.5%
Luxottica Group SPA	65	166,494	0.3%	1.2%
Genesco, Inc.	92	132,629	0.3%	1.2%
American Eagle Outfitters, Inc.	38	209,963	0.4%	1.1%
The Finish Line, Inc.	36	204,646	0.4%	1.1%
Express, Inc.	26	198,915	0.4%	0.9%
Ascena Retail Group, Inc.	47	237,154	0.4%	0.9%

Top Mall Anchors (based on total square footage of our properties)(2)

Anchor	Number of Stores	Square Feet	Percent of Total Sq. Ft. in Portfolio	Percent of Total Base Minimum Rent(1)
Sears Holdings Corporation	39	5,604,640	10.6%	0.6%
J.C. Penney Co., Inc.	36	4,578,675	8.6%	1.3%
Macy's Inc.	29	4,808,590	9.1%	0.6%
Dillard's, Inc.	26	3,609,498	6.8%	0.2%
The Bon-Ton Stores, Inc.	10	860,433	1.6%	0.8%
Belk, Inc.	6	594,935	1.1%	0.1%
Burlington Coat Fctry Whse,Inc	5	410,380	0.8%	0.5%
Kohl's Corporation	5	392,505	0.7%	0.3%
Target Corporation	5	605,577	1.1%	0.0%
Dick's Sporting Goods, Inc.	4	194,330	0.4%	0.4%

Top Strip Center Tenants (based on percentage of total base minimum rent)

Tenant	Number of Stores	Square Feet	Percent of Total Sq. Ft. in Portfolio	Percent of Total Base Minimum Rent(1)
Best Buy Co., Inc.	16	652,571	1.2%	1.6%
Kohl's Corporation	8	734,886	1.4%	1.0%
TJX Companies, Inc.	14	452,107	0.9%	0.9%
Ascena Retail Group Inc.	40	208,173	0.4%	0.8%
Ulta Salon Cosmetics and Fragrances	15	167,185	0.3%	0.8%
Bed Bath & Beyond	11	325,265	0.6%	0.7%
Regal Entertainment Group	2	158,025	0.3%	0.6%
Jo-Ann Stores Inc.	8	240,513	0.5%	0.6%
PetsMart, Inc.	9	207,302	0.4%	0.6%
Ross Stores, Inc.	9	270,068	0.5%	0.5%

(1)
Total base minimum rent represents 2012 consolidated and joint venture combined base rental revenues.

(2)
Includes space leased and owned by anchors in the mall portfolio.

 Lease Expirations(1)

            Set forth below is information about lease expirations for our portfolio:

Year	Number of Leases Expiring	Square Feet	Avg. Base Minimum Rent PSF at 9/30/13	Percentage of Gross Annual Rental Revenues(2)
Mall Inline Stores and Freestanding
Month To Month Leases	79	245,311	$18.75	1.0%
2013 (10/1/13 - 12/31/13)	52	93,829	$29.08	0.6%
2014	524	1,461,413	$23.98	7.5%
2015	547	1,489,386	$25.50	8.1%
2016	497	1,527,792	$24.72	8.0%
2017	350	1,123,939	$26.29	6.3%
2018	285	754,811	$31.91	5.1%
2019	175	607,834	$27.63	3.6%
2020	90	295,634	$26.59	1.7%
2021	102	422,600	$22.13	2.0%
2022	127	494,095	$24.45	2.6%
2023	130	537,700	$24.58	2.8%
2024 and Thereafter	89	474,576	$17.17	1.7%
Mall Anchors
2013 (10/1/13 - 12/31/13)	—	—	$—	—
2014	8	764,483	$3.98	0.6%
2015	11	1,109,453	$2.90	0.7%
2016	12	1,332,483	$3.87	1.1%
2017	8	902,843	$2.58	0.5%
2018	9	910,013	$3.93	0.8%
2019	4	486,720	$3.27	0.3%
2020	3	347,964	$2.40	0.2%
2021	4	322,532	$5.28	0.4%
2022	—	—	$—	—
2023	4	270,093	$7.20	0.4%
2024 and Thereafter	5	362,532	$5.26	0.4%
Strip Center Tenants(3)
Month to Month Leases	31	94,180	$13.76	0.3%
2013 (10/1/13 - 12/31/13)	16	44,111	$20.59	0.2%
2014	144	805,953	$12.92	2.2%
2015	235	1,592,177	$15.76	5.3%
2016	193	1,471,187	$13.54	4.2%
2017	149	1,263,011	$12.77	3.4%
2018	114	1,327,571	$12.15	3.4%
2019	53	769,588	$13.03	2.1%
2020	39	632,124	$14.54	2.0%
2021	27	592,336	$8.32	1.0%
2022	35	570,179	$10.90	1.3%
2023	51	655,219	$12.69	1.8%
2024 and Thereafter	46	526,838	$13.07	1.5%

(1)
Does not consider the impact of renewal options that may be contained in leases.

(2)
Gross annual rental revenue represent 2012 consolidated and joint venture combined base rental revenue for the portfolio.

(3)
Includes all company owned stores for strip center properties.

 Financing

            Upon completion of the separation, we expect to assume our share of approximately $965 million of existing secured property-level indebtedness related to certain of our properties, based on principal balances at September 30, 2013, and to incur at least $1.0 billion of new indebtedness. Also, to provide additional liquidity following the separation, we anticipate arranging a revolving credit facility.

            Our ownership interests in real property are materially important as a whole; however, as described above, we do not own any individual materially important property based on book value or gross revenue for 2012 and therefore do not present a description of our title to, or other interest in, our properties and the nature and amount of our mortgages in such properties.

            We look at several metrics to assess overall leverage levels, including debt to total asset value and total debt to NOI ratios. We expect that we may, from time to time, re-evaluate our strategy with respect to leverage in light of the current economic conditions; relative costs of debt and equity capital; market values of its properties; acquisition, development, and expansion opportunities; and other factors, including meeting the taxable income distribution requirement for REITs under the Code in the event we have taxable income without receipt of cash sufficient to enable us to meet such distribution requirements. Our preference is to obtain fixed rate, long-term debt for our properties.

Competition

            Our direct competitors include other publicly-traded retail and mall development and operating companies, retail real estate companies, commercial property developers and other owners of retail real estate that engage in similar businesses. Within our property portfolio, we compete for retail tenants and the nature and extent of the competition we face varies from property to property. With respect to specific alternative retail property types, we have faced increased competition over the last several years from both lifestyle malls and power centers, in addition to other strip centers and malls.

            We believe the principal factors that retailers consider in making their leasing decisions include:

  •
  Consumer demographics;

  •
  Quality, design and location of properties;

  •
  Total number and geographic distribution of properties;

  •
  Diversity of retailers and anchor tenants;

  •
  Management and operational expertise; and

  •
  Rental rates.

            In addition, because our revenue potential is linked to the success of our retailers, we indirectly share exposure to the same competitive factors that our retail tenants experience in their respective markets when trying to attract individual shoppers. These dynamics include general competition from other malls, including outlet malls and other discount shopping malls, as well as competition with discount shopping clubs, catalog companies, Internet sales and telemarketing.

Seasonality

            The strip center and smaller enclosed mall business is, to some extent, seasonal in nature with tenants typically achieving the highest levels of sales during the fourth quarter due to the holiday season, which generally results in higher percentage rent income in the fourth quarter. Additionally, shopping malls achieve a substantial portion of their specialty (temporary retailer) rents during the holiday season. Thus, occupancy levels and revenue production are generally the highest in the fourth quarter of each year. Results of operations realized in any one quarter may not be indicative of the results likely to be experienced over the course of our fiscal year.

Employees

            Following the separation, we expect to have approximately            employees.

 Insurance

            SPG will maintain insurance coverage for SpinCo's properties for a period of time after the separation and distribution that will continue at least through 2014. This will include coverage with third party carriers who provide a portion of the coverage for specific layers of potential losses including commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties. The initial portion of coverage not provided by third party carriers is either insured through SPG's wholly owned captive insurance companies or other financial arrangements controlled by SPG. A third party carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through SPG's captive insurance entities also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations. SPG also currently maintains insurance coverage against acts of terrorism on all of SpinCo's properties in the United States on an "all risk" basis. The current federal laws which provide this coverage are expected to operate through 2014. There are some types of losses, including lease and other contract claims, which generally are not insured. In the opinion of our management, our properties will be adequately insured upon completion of the separation and distribution.

            At such time as SpinCo ceases to be covered under the SPG insurance arrangements, SpinCo will obtain comprehensive replacement insurance coverage for matters for which it believes coverage is warranted, in each case with limits of liability that SpinCo deems adequate. SpinCo will select policy specifications and insured limits which it believes to be appropriate given the relative risk of loss, the cost of the coverage and industry practice.

Legal Proceedings

            We are involved from time to time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters, and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Environmental Matters

            Under various federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on such real estate. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of remediation or removal of such substances may be substantial and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with our ownership and operation of our properties, we may be potentially liable for such costs. The operations of current and former tenants at our properties have involved, or may have involved, the use of hazardous materials or generated hazardous wastes. The release of such hazardous materials and wastes could result in our incurring liabilities to remediate any resulting contamination if the responsible party is unable or unwilling to do so. In addition, many of our properties are located in urban areas, and are therefore exposed to the risk of contamination originating from other sources. While a property owner generally is not responsible for remediating contamination that has migrated onsite from an offsite source, the contaminant's presence can have adverse effects on operations and re-development of our properties.

            Most of our properties have been subject, at some time, to environmental assessments that are intended to evaluate the environmental condition of our property and surrounding properties. These environmental assessments generally have included a historical review, a public records review, a visual inspection of the site and surrounding properties, a visual screening for the presence of asbestos-containing materials, polychlorinated biphenyls and underground storage tanks and the preparation and issuance of a written report. They have not, however, included any sampling or subsurface investigations. Soil and/or groundwater testing is conducted at our properties, when necessary, to further investigate any issues raised by the initial assessment that could reasonably be expected to pose a material concern to the property or result in us incurring material environmental liabilities. In each case where the environmental assessments have identified conditions requiring remedial actions required by law, former management has either taken or scheduled the recommended action.

            None of the environmental assessments conducted by us at the properties have revealed any environmental liability that we believe would have a material adverse effect on our overall business, financial condition or results of operations. Nevertheless, it is possible that these assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware.

Other Policies

            The following is a discussion of our Investment Policies and Financing Policies. One or more of these Policies may be amended or rescinded from time to time without a shareholder vote.

  Investment Policies

            We are in the business of owning and operating strip centers and malls across the United States and while we emphasize these real estate investments, we may also invest in equity or debt securities of other entities engaged in real estate activities or securities of other issuers. However, any of these investments would be subject to the percentage ownership limitations and gross income tests necessary for REIT qualification. These REIT limitations mean that we cannot make an investment that would cause our real estate assets to be less than 75% of our total assets. We must also derive at least 75% of our gross income directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property," dividends from other REITs and, in certain circumstances, interest from certain types of temporary investments. In addition, we must also derive at least 95% of our gross income from such real property investments, and from dividends, interest and gains from the sale or dispositions of stock or securities or from other combinations of the foregoing.

            Subject to REIT limitations, we may invest in the securities of other issuers in connection with acquisitions of indirect interests in real estate. Such an investment would normally be in the form of general or limited partnership or membership interests in special purpose partnerships and limited liability companies that own one or more properties. We may, in the future, acquire all or substantially all of the securities or assets of other REITs, management companies or similar entities where such investments would be consistent with our investment policies.

  Financing Policies

            Because our REIT qualification requires us to distribute at least 90% of our taxable income, we expect to access the capital markets to raise the funds necessary to finance operations, acquisitions, development and redevelopment opportunities, and to refinance maturing debt. We expect that we will have to comply with customary covenants contained in any financing agreements that could limit our ratio of debt to total assets or market value. We expect to obtain an investment grade rating, but we cannot assure you that we will be able to do so.

            If our board of directors determines to seek additional capital, we may raise such capital by offering equity or debt securities, creating joint ventures with existing ownership interests in properties, entering into joint venture arrangements for new development projects, retaining cash flows or a combination of these methods. If the board of directors determines to raise equity capital, it may, without shareholder approval, issue additional shares of common stock or other capital stock. The board of directors may issue a number of shares up to the amount of our authorized capital in any manner and on such terms and for such consideration as it deems appropriate. Such securities may be senior to the outstanding classes of common stock. Such securities also may include additional classes of preferred stock, which may be convertible into common stock. Existing shareholders have no preemptive right to purchase shares in any subsequent offering of our securities. Any such offering could dilute a shareholder's investment in us.

            We expect most future borrowings would be made through SpinCo L.P. or its subsidiaries. We might, however, incur borrowings that would be reloaned to SpinCo L.P. Borrowings may be in the form of bank borrowings, publicly and privately placed debt instruments, or purchase money obligations to the sellers of properties. Any such indebtedness may be secured or unsecured. Any such indebtedness may also have full or limited recourse to the borrower or be cross-collateralized with other debt, or may be fully or partially guaranteed by SpinCo L.P. Although we may borrow to fund the payment of dividends, we currently have no expectation that we will regularly do so.

            We may also finance acquisitions through the issuance of common shares or preferred shares, the issuance of additional units of partnership interest in SpinCo L.P., the issuance of preferred units of SpinCo L.P., the issuance of other securities including unsecured notes and mortgage debt, draws on our credit facilities or sale or exchange of ownership interests in properties.

            SpinCo L.P. may also issue units to transferors of properties or other partnership interests which may permit the transferor to defer gain recognition for tax purposes.

            We do not have a policy limiting the number or amount of mortgages that may be placed on any particular property. Mortgage financing instruments, however, usually limit additional indebtedness on such properties. Additionally, unsecured credit facilities, unsecured note indentures and other contracts may limit our ability to borrow and contain limits on the amount of secured indebtedness we may incur.

            Typically, we will invest in or form special purpose entities to assist us in obtaining secured permanent financing at attractive terms. Permanent financing may be structured as a mortgage loan on a single property, or on a group of properties, and will generally require us to provide a mortgage lien on the property or properties in favor of an institutional third party, as a joint venture with a third party, or as a securitized financing. For securitized financings, we may create special purpose entities to own the properties. These special purpose entities, which are common in the real estate industry, are intended to be structured so that they would not be consolidated in a bankruptcy proceeding involving a parent company. We will decide upon the structure of the financing based upon the best terms then available to us and whether the proposed financing is consistent with our other business objectives. For accounting purposes, we will include the outstanding securitized debt of special purpose entities owning consolidated properties as part of our consolidated indebtedness.

  Conflicts of Interest Policies

            Following the distribution, we expect to have policies designed to reduce or eliminate potential conflicts of interest. We expect to adopt governance principles governing our affairs and those of the board of directors, as well as written charters for each of the standing committees of the board of directors.

            Our Governance Principles will provide that directors who hold a significant financial interest or a directorial, managerial, employment, consulting or other position with SPG, will not be required to recuse himself or herself from any SpinCo board discussion of, and/or refrain from voting on, any matter that may involve or affect the relationship between SpinCo and SPG unless the lead director of SpinCo shall determine, on a case-by-case basis, that such recusal and/or refrainment will be appropriate. If the lead director owns such a financial interest or holds such a position in SPG, such determination shall be made by a majority of the directors who do not own a significant financial interest in, or hold a directorial, managerial, employment, consulting or other position, in SPG. In addition, our Governance Principles will provide that if any of our directors who is also a director, officer or employee of SPG acquires knowledge of a corporate opportunity or is otherwise offered a corporate opportunity (provided that this knowledge was not acquired solely in such person's capacity as a director of our company and such person acts in good faith), then to the fullest extent permitted by law, such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us if SPG, or their affiliates, pursues or acquires the corporate opportunity, or if such person did not present the corporate opportunity to us.

            In addition, we expect to have a Code of Business Conduct and Ethics, which will apply to all of our officers, directors, and employees. At least a majority of the members of our board of directors, nominating and governance committee, audit committee and compensation committee must qualify as independent under the listing standards for            companies. Any transaction between us and any officer, director, or 5% shareholder must be approved pursuant to the related party transaction policy we expect to adopt.

 MANAGEMENT

Executive Officers Following the Separation

            We are in the process of identifying the individuals who will serve as our executive officers following the separation. These executive officers will be appointed prior to the distribution, and we will include information concerning them in an amendment to this information statement.

Board of Directors Following the Separation

            Under Indiana law, the business and affairs of SpinCo will be managed under the direction of its board of directors. SpinCo's amended and restated articles of incorporation and bylaws will provide that the number of directors may be fixed by the board from time to time. We currently expect that, upon the consummation of the separation, our board of directors will consist of             members, a substantial majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the            .

            The following table sets forth information with respect to those persons who are expected to serve on SpinCo's board of directors following the completion of the separation. The nominees will be presented to SpinCo's sole shareholder, SPG, for election prior to the separation. SpinCo may name and present additional nominees for election prior to the separation.

Name	Age	Title
Richard S. Sokolov	63	Chairman
David Simon	52	Director

            Set forth below is biographical information about the expected directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide to SpinCo's board of directors.

            Richard S. Sokolov.    Mr. Sokolov has been a director of SpinCo since December 17, 2013. He has been a director of Simon Property Group, Inc. and has served as the Chief Operations Officer of Simon Property Group, Inc. since 1996, immediately after its acquisition of DeBartolo Realty Corporation. Mr. Sokolov had served as chief executive officer and president of DeBartolo Realty Corporation and senior vice president development and general counsel of its predecessor operations for a number of years. Mr. Sokolov serves as a trustee and a member of the Executive Committee of the International Council of Shopping Centers, the leading industry organization for retail real estate companies.

            David Simon.    Mr. Simon has been a director of SpinCo since December 17, 2013. He has been a director of Simon Property Group, Inc. or its predecessor since 1993, and has served as its Chairman of the Board since 2007 and its Chief Executive Officer since 1995. Prior to that time, he was president of Simon Property Group, Inc.'s predecessor from 1993 to 1996. From 1988 to 1990, Mr. Simon was Vice President of Wasserstein Perella & Company, and from 1985 to 1988, he was an Associate at First Boston Corp. He is the son of the late Melvin Simon and the nephew of Herbert Simon. He serves as President of the Supervisory Board of Directors of Klépierre, S.A.

            At the time of the separation, SpinCo expects that its board of directors will consist of the directors set forth above. Commencing with the first annual meeting of shareholders following the separation, directors will be elected at the annual meeting of shareholders and thereafter will serve until the next annual meeting of shareholders. At any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the shareholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election.

  Director Independence

            A majority of SpinCo's board of directors will at all times be comprised of directors who are "independent" as defined by the rules of the            and the Governance Principles that will be adopted by the board Our board of directors is expected to establish categorical standards to assist it in making its determination of director independence. The Governance and Nominating Committee will annually review all commercial and charitable relationships between the company and the directors and present its findings and recommendations to the board of directors, which will make a final determination regarding the independence of the directors. For relationships not covered by the standards described above, the determination of whether a director would be independent or not shall be made by the directors who satisfy those standards.

Committees of the Board of Directors

            Effective upon the completion of the separation, SpinCo's board of directors will have the following three standing committees: a Governance and Nominating Committee, an Audit Committee, and a Compensation Committee.

            Governance and Nominating Committee.                ,             and            are expected to the members of the board's Governance and Nominating Committee. Each of the members of the Governance and Nominating Committee will be independent, as defined by the rules of the            , Section 10A(m)(3) of the Securities Exchange Act of 1934, the rules and regulations of the SEC, and in accordance with the company's Governance Principles. The Governance and Nominating Committee will be appointed by the board of directors of SpinCo to (i) develop and recommend a set of corporate governance guidelines or principles, (ii) periodically review compensation policies and practices for independent members of the board, (iii) assist the board of directors in identifying, screening and recommending directors for nomination by the board for election as members of the board, (iv) make recommendations to the board regarding the acceptance of resignations tendered by incumbent directors, (v) retain and terminate any search firm to be used to identify director candidates, and (vi) engage in any other activity permitted by the Governance and Nominating Committee Charter. The Governance and Nominating Committee will consist of no fewer than three members. In addition, this committee will meet at least two times annually, or more frequently as circumstances may dictate.

            Audit Committee.                ,             and            are expected to the members of the board's Audit Committee. Each of the members of the Audit Committee will be independent, as defined by the rules of the            , Section 10A(m)(3) of the Securities Exchange Act of 1934, the rules and regulations of the SEC, and in accordance with the company's Governance Principles. The Audit Committee shall be appointed by the board of directors to (i) monitor the integrity of the financial statements of the company, (ii) determine the independent auditor's qualifications and independence, (iii) review the performance of the company's internal audit function and independent auditors, (iv) oversee the compliance by the company with legal and regulatory requirements, and (v) engage in any other activity permitted by the Audit Committee Charter. The Audit Committee shall consist of no fewer than three members, and at least one member of the Audit Committee must qualify as a "financial expert" as defined by the SEC. In addition, this committee will meet as often as it determines, but not less frequently than quarterly.

            Compensation Committee.                ,             and            are expected to the members of the board's Compensation Committee. Each of the members of the Compensation Committee will be independent, as defined by the rules of the            , Section 10A(m)(3) of the Securities Exchange Act of 1934, the rules and regulations of the SEC, and in accordance with the company's Governance Principles. The Compensation Committee will be appointed by the board of directors of SpinCo to (i) periodically review, and make necessary changes to, SpinCo's compensation philosophy, (ii) review and approve the compensation structure for SpinCo's executive officers, (iii) make recommendations to the board of directors regarding all equity-based plans and other compensation arrangements which require approval by SpinCo's shareholders, (iv) approve and authorize SpinCo to enter into any employment agreements, severance arrangements, change in control agreements or provisions, or other compensation-related agreements, in each case as with officers of SpinCo, and (v) engage in any other activity permitted by the Compensation Committee Charter. The Compensation Committee shall consist of no fewer than three members. In addition, this committee will meet at least two times annually, or more frequently as circumstances may dictate.

Compensation Committee Interlocks and Insider Participation

            During the company's fiscal year ended December 31, 2012, SpinCo was not an independent company, and did not have a Compensation Committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as SpinCo's named executive officers were made by SPG, as described in the section of this information statement captioned "Compensation Discussion and Analysis."

 Corporate Governance

  Shareholder Recommendations for Director Nominees

            SpinCo's amended and restated bylaws will contain provisions that address the process by which a shareholder may nominate an individual to stand for election to the board of directors. SpinCo expects that the board of directors will adopt a policy concerning the evaluation of shareholder recommendations of board candidates by the Governance and Nominating Committee.

  Governance Principles

            The board of directors is expected to adopt a set of Governance Principles in connection with the separation to assist the board in guiding SpinCo's governance practices. These practices will be regularly re-evaluated by the Governance and Nominating Committee in light of changing circumstances in order to continue serving SpinCo's best interests and the best interests of its shareholders.

  Communicating with the Board of Directors

            SpinCo's Governance Principles will include procedures by which shareholders and other interested parties may communicate with SpinCo's board of directors, or one or more specific members thereof, by writing a letter to the board, c/o the Secretary. The Secretary will regularly forward to the addressee all letters other than mass mailings, advertisements, and other materials not relevant to SpinCo's business.

  Director Qualification Standards

            SpinCo's Governance Principles will provide that the Governance and Nominating Committee is responsible for reviewing, with SpinCo's board of directors, the appropriate skills and characteristics required of board members in the context of the makeup of the board of directors and developing criteria for identifying and evaluating board candidates.

            The process that this committee will use to identify a nominee to serve as a member of the board of directors will depend on the qualities being sought. Board members should have backgrounds that, when combined provide a portfolio of experience and knowledge, will serve SpinCo's governance and strategic needs. In the process of identifying nominees to serve as a member of the board of directors, the Governance and Nominating Committee will consider the board's diversity of ethnicity, gender, and geography and assess the effectiveness of the process in achieving that diversity. The company will strive to have a board of directors representing diverse experiences and backgrounds, as well as areas that are relevant to the company's business activities. The committee will also consider the individual's independence, judgment, integrity, and ability to commit sufficient time and attention to the activities of the board, as well as the absence of any potential conflicts with SpinCo's interests. Candidates should demonstrate experience and ability that is relevant to the board of directors' oversight role with respect to SpinCo's business and affairs.

            The Governance and Nominating Committee will consider the criteria described above in the context of an assessment of the perceived needs of the board of directors as a whole and seek to achieve diversity of occupational and personal backgrounds on the board. The board will be responsible for selecting candidates for election as directors based on the recommendation of the Governance and Nominating Committee.

  Lead Independent Director

            The lead independent director will facilitate communication with the board of directors and will preside over regularly conducted executive sessions of the independent directors or sessions where the chairman of the board is not present. It will be the role of the lead director to review and approve matters, such as agenda items, schedule sufficiency, and, where appropriate, information provided to other board members. The lead independent director will be chosen by and from the independent members of the board of directors, and will serve as the liaison between the independent directors and the senior management team; however, all directors will be encouraged to consult with the chairman on each of the above topics as well.

                        is expected to be named SpinCo's lead independent director. The lead independent director, and each of the other directors, will be expected to communicate regularly with the chairman and chief executive officer regarding appropriate agenda topics and other board related matters. The lead independent director will preside at all meetings of the board of directors at which the chairman is not present, has the authority to call meetings of the independent directors and, if requested by major shareholders and subject to applicable legal restrictions, must ensure that he or she is available for consultation and direct communication.

  Policies on Business Ethics

            In connection with the separation, SpinCo will adopt a Code of Business Conduct and Ethics (the "code of conduct") that requires all its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. All directors, officers, and employees of SpinCo will be required to read, understand, and abide by the requirements of the code of conduct.

            The code of conduct will be accessible on SpinCo's website on the investor relations page. Any amendment to, or waiver from, a provision of the code of conduct may be granted only by an employee's immediate supervisor and only after advance notice to, and consultation with, the general counsel, or in those instances required by the code of conduct, the chief executive officer. Waivers involving any of the company's executive officers or directors may be made only by the Audit Committee of SpinCo's board of directors, and all waivers granted to executive officers and directors will be disclosed to SpinCo's shareholders. The general counsel of SpinCo, who will be responsible for oversees, administering, and monitoring the code of conduct, will report to the chief executive officer with respect to all matters relating to the code of conduct.

  Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

            In accordance with the Sarbanes-Oxley Act of 2002, SpinCo expects that its Audit Committee will adopt procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

 COMPENSATION DISCUSSION AND ANALYSIS

            We are in the process of identifying the persons who will be our executive officers following the separation. The persons who we expect will be our named executive officers as of the separation will be included in a subsequent amendment to this information statement. For purposes of this Compensation Discussion and Analysis, we refer to them collectively as our "named executive officers."

            As noted above, SpinCo is currently part of SPG and not an independent company and the compensation committee of the SpinCo board of directors (the "SpinCo Compensation Committee") has not yet been formed. Once it is formed, executive compensation decisions following the separation will be made by the SpinCo Compensation Committee.

            We have not yet established our executive compensation philosophy, nor have we determined the material elements of the compensation of the individuals who will be our named executive officers. Prior to the separation, the SpinCo Compensation Committee will establish compensation arrangements for executive officers of SpinCo going forward.

            This Compensation Discussion and Analysis has two main parts:

  •
  Effects of Separation on Outstanding Equity-Based Compensation Awards: This section discusses the effect of the separation on outstanding compensation awards for our named executive officers.

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  SpinCo Compensation Programs: This section discusses the anticipated executive compensation programs at SpinCo.

Effects of the Separation on Outstanding SPG Equity-Based Compensation Awards

            We are in the process of determining how existing awards granted to our employees under SPG's equity compensation plans will be treated following the separation. Information regarding the effect of the separation on outstanding SPG equity-based compensation awards will be included in subsequent amendments to this information statement.

SpinCo Compensation Programs

            It is expected that, prior to the completion of the separation, SpinCo will adopt an equity compensation plan. The terms of this plan will be described in subsequent amendments to this information statement.

            Information regarding SpinCo's other compensation programs will be included in subsequent amendments to this information statement.

 CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions

            On an annual basis, each director and executive officer will be obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or officer, or any member of his or her immediate family, has an interest. The Audit Committee must review and approve or ratify all related person transactions in which any executive officer, director, director nominee or more than 5% shareholder of the company, or any of their immediate family members, has a direct or indirect material interest. Pursuant to the Charter of the Audit Committee, the Audit Committee may not approve a related person transaction unless (i) it is consistent with our best interests and (ii) where applicable, the terms of such transaction are at least as favorable to us as could be obtained from an unrelated third party.

            This process will be included in the Audit Committee's written charter, which will be available on the corporate governance section of SpinCo's investor relations website:             . This website will be operational as of            , 2014.

Agreements with SPG

            Following the separation, SpinCo and SPG will operate separately, each as an independent public company. SpinCo and SPG have entered into a separation agreement and will enter into other agreements prior to the separation that will effectuate the separation, provide a framework for SpinCo's relationship with SPG after the separation and provide for the allocation between SpinCo and SPG of SPG's assets, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after SpinCo's separation from SPG, such as property management agreements, a transition services agreement, a tax matters agreement and an employee matters agreement. The forms of the agreements listed above have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

            The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, "distribution date" refers to the date on which SPG distributes SpinCo's common shares to the holders of SPG common stock.

The Separation Agreement

            The following discussion summarizes the material provisions of the separation agreement that has been entered into between SpinCo and SPG (which we refer to as the "separation agreement"). The separation agreement sets forth, among other things, SpinCo's agreements with SPG regarding the principal transactions necessary to separate SpinCo from SPG. It also sets forth other agreements that govern certain aspects of SpinCo's relationship with SPG after the distribution date.

  Transfer of Assets and Assumption of Liabilities

            The separation agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of SpinCo and SPG as part of the separation of SPG into two companies, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement provides, among other things, that subject to the terms and conditions contained therein:

  •
  Certain assets related to the SpinCo business, referred to as the "SpinCo Assets," will be transferred to SpinCo or one of SpinCo's subsidiaries, including:

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  Real property, including GLA and office space;

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  Contracts (or portions thereof) that relate to the SpinCo business;

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  Equity interests of certain SPG subsidiaries that hold assets and liabilities related to the SpinCo business;

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  Information related to the SpinCo Assets, the SpinCo Liabilities, or the SpinCo business;

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  Rights and assets expressly allocated to SpinCo or one of SpinCo's subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation; and

    •
    Other assets that are included in the SpinCo pro forma balance sheet which appear in the section entitled "Unaudited Pro Forma Combined Financial Statements."

  •
  Certain liabilities related to the SpinCo business or the SpinCo Assets, referred to as the "SpinCo Liabilities," will be retained by or transferred to SpinCo or one of SpinCo's subsidiaries, including:

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  Liabilities arising out of actions, inactions, events, omissions, conditions, facts, or circumstances occurring or existing prior to the completion of the separation to the extent related to the SpinCo business or the SpinCo Assets;

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  Liabilities for claims made by third parties, or directors, officers, employees, agents of SPG or SpinCo or their subsidiaries or affiliates against either SPG or SpinCo or any of their respective subsidiaries to the extent relating to, arising out of, or resulting from the SpinCo business or the SpinCo Assets;

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  Liabilities and obligations expressly allocated to SpinCo or one of SpinCo's subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;

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  Liabilities relating to the credit facility or other financing arrangements that SpinCo or its subsidiaries will enter into in connection with the separation;

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  Liabilities relating to litigation that solely or primarily relates to the SpinCo business, the SpinCo Assets, or the SpinCo Liabilities; and

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  Other liabilities that are included in the SpinCo pro forma balance sheet which appear in the section entitled "Unaudited Pro Forma Combined Financial Statements."

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  All of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the SpinCo Assets and SpinCo Liabilities (such assets and liabilities, other than the SpinCo Assets and the SpinCo Liabilities, referred to as the "SPG Assets" and "SPG Liabilities," respectively) will be retained by or transferred to SPG or one of its subsidiaries; and

  •
  Certain mixed contracts will be assigned, in part, to SpinCo or its applicable subsidiaries or will be appropriately amended.

            Except as expressly set forth in the separation agreement or any ancillary agreement, neither SpinCo nor SPG will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either SpinCo or SPG, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

            Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to SPG or SpinCo, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, SPG or SpinCo, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse SPG or SpinCo, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

  The Distribution

            The separation agreement also governs the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, SPG will distribute to its shareholders that hold

SPG common stock as of the record date all of the issued and outstanding shares of SpinCo's common shares on a pro rata basis. Shareholders will receive cash in lieu of any fractional shares.

  Conditions to the Distribution

            The separation agreement provides that the distribution is subject to the satisfaction (or waiver by SPG) of certain conditions. These conditions are described under "The Separation — Conditions to the Distribution." SPG has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date, the distribution date and the distribution ratio.

  Purchase and Marketing Rights for Strip Centers

            The separation agreement will provide that, if SPG is unable to obtain any third-party consents required to transfer any property to SpinCo in connection with the separation, SPG will make available to SpinCo the rights SPG may have to purchase any such property under applicable agreements with third parties. However, there can be no assurance that SpinCo will be able to exercise such purchase rights on terms that SpinCo determines to be reasonable.

  Claims

            In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

  Releases

            The separation agreement provides that SpinCo and its affiliates will release and discharge SPG and its affiliates from all liabilities assumed by SpinCo as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to SpinCo's business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. SPG and its affiliates will release and discharge SpinCo and its affiliates from all liabilities retained by SPG and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

            These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, property management agreements, transition services agreement, tax matters agreement, employee matters agreement, and certain other agreements executed in connection with the separation.

  Indemnification

            In the separation agreement, SpinCo agrees to indemnify, defend and hold harmless SPG, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

  •
  The SpinCo Liabilities;

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  The failure of SpinCo or any of its subsidiaries to pay, perform or otherwise promptly discharge any of the SpinCo Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

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  The conduct of any business, operation or activity by SpinCo or any of its affiliates from and after the distribution;

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  Any breach by SpinCo or any of its subsidiaries of the separation agreement or any of the ancillary agreements; and

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  Any untrue statement or alleged untrue statement of a material fact in the registration statement or this information statement.

            SPG agrees to indemnify, defend and hold harmless SpinCo, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

  •
  The SPG Liabilities;

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  The failure of SPG or any of its subsidiaries, other than SpinCo, to pay, perform or otherwise promptly discharge any of the SPG Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;

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  The conduct of any business, operation or activity by SPG or any of its affiliates from and after the distribution (other than the conduct of business, operations or activities for the benefit of SpinCo pursuant to an ancillary agreement);

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  Any breach by SPG or any of its subsidiaries, other than SpinCo, of the separation agreement or any of the ancillary agreements; and

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  Any untrue statement or alleged untrue statement of a material fact made explicitly in SpinCo's name in the registration statement or this information statement.

            The separation agreement also establishes procedures with respect to claims subject to indemnification and related matters.

  Legal Matters

            Subject to certain specified exceptions, each party to the separation agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business, including liabilities for any claims or legal proceedings related to products that had been part of its business but were discontinued prior to the distribution, as well as assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters.

  Insurance

            The separation agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims. In addition, the separation agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies.

  Further Assurances

            In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both SpinCo and SPG agree in the separation agreement to use commercially reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

  Transition Committee

            The separation agreement provides that prior to the completion of the separation, SpinCo and SPG will establish a transition committee that will consist of an equal number of members from SpinCo and SPG. The transition committee will be responsible for monitoring and managing all matters related to the separation and all other transactions contemplated by the separation agreement or any ancillary agreement. The transition committee will have the power to establish various subcommittees from time to time as it deems appropriate or as may be described in the ancillary agreements.

  Dispute Resolution

            The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between SpinCo and SPG related to the separation or distribution and that are unable to be resolved by the transition committee. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of SpinCo and SPG. If such efforts are not successful, either SpinCo or SPG may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the separation agreement.

  Expenses

            Except as expressly set forth in the separation agreement or in any ancillary agreement, SPG will be responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by SPG and SpinCo, all such costs and expenses incurred in connection with the separation after the distribution will be paid by the party incurring such cost and expense.

  Other Matters

            Other matters governed by the separation agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

  Termination

            The separation agreement provides that it may be terminated and the separation may be modified or abandoned at any time prior to the distribution date in the sole discretion of SPG without the approval of any person, including SpinCo's shareholders or SPG's shareholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated except by an agreement in writing signed by both SPG and SpinCo.

  Amendments

            No provision of the separation agreement may be amended or modified except by a written instrument signed by both SPG and SpinCo.

Property Management Agreements

            In connection with the separation, we will enter into property management agreements with one or more subsidiaries of SPG, pursuant to which SPG will continue to provide certain services to us under the direction of our executive management team. The property management agreements will provide for an initial term of 2 years with automatic one year renewals.

            Pursuant to the terms of the property management agreements, SPG will manage, lease, maintain and operate the mall properties. SPG will be responsible for negotiating new and renewal leases with tenants, marketing the malls through advertisements and other promotional activities, billing tenants for rent and all other charges, paying the salaries of all its employees responsible for management of SpinCo's malls, making such repairs as approved in the budgets and maintenance and payment of any taxes or fees. In exchange, SpinCo will pay annual fixed rate property management fees to SPG in the amount of 3.5% of base minimum and percentage rents and additional amounts for leasing and development fees. We will also reimburse SPG for certain costs and expenses, including the cost of on-site employees. SPG will also be paid separate fees for its leasing, re-leasing and development services at each of SpinCo's malls. We may terminate the property management agreements in the case of a material breach, bankruptcy, dissolution, liquidation or other termination of SPG, change of control of Simon Property Group L.P., a default under any mortgage loan documents encumbering any mall properties or the sale or disposition of the underlying mall property. Either party may terminate each property management agreement without cause on or after the two year anniversary of the execution of such agreement upon 180 days prior written notice.

            Neither party may assign any agreement to a third party. Any amendment to the agreements requires the approval of both parties.

            We may also enter into one or more property management agreements pursuant to which we will provide management services to SPG on a temporary basis with respect to certain strip center properties that are in the process of being sold by SPG and that are therefore not expected to be transferred to SpinCo in connection with the separation.

Transition Services Agreement

            SpinCo and SPG will enter into a transition services agreement prior to the distribution pursuant to which SPG and its subsidiaries will provide to SpinCo, on an interim, transitional basis, various services. The services to be provided include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support, and other administrative services. The anticipated charges for such services are generally intended to allow the servicing party to recover all out-of-pocket costs and expenses and a predetermined profit equal to a mark-up of such out-of-pocket expenses.

            As part of the transition services agreement, SpinCo and SPG will enter into a lease prior to the distribution, pursuant to which SpinCo will lease from SPG a portion of SPG's current headquarters located at 225 West Washington Street, Indianapolis, Indiana 46204. Rent payments will generally be adjusted each year of the lease to reflect increase or decreases in operating and maintenance expenses and other factors.

            The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to 2 years following the distribution date, with the option for a one-year extension. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to the shorter of 180 days or half of the original service period. Services can only be terminated at a month-end. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated. Either party may terminate the agreement upon a change-in-control of the other party. A termination of the transition services agreement or any particular services thereunder will not affect the property management agreements.

            SpinCo anticipates that it will generally be in a position to complete the transition away from those services (except for certain information technology-related and collections services) on or before two years following the distribution date.

            Subject to certain exceptions, the liability of each party under the transition services agreement for the services it provides will generally be limited to the aggregate profits it receives in connection with the provision of such services during the twelve-month period prior to a claim. The transition services agreements also provide that the provider of a service shall not be liable to the recipient of such service for any special, indirect, incidental, consequential or punitive damages.

Tax Matters Agreement

            SpinCo and SPG will enter into a tax matters agreement prior to the distribution which will generally govern SPG's and SpinCo's respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, tax returns, tax elections, tax contests and certain other tax matters.

            In addition, the tax matters agreement will impose certain restrictions on SpinCo and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on SPG or SpinCo that arise from the failure of the distribution, together with certain related transactions, to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party's respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement.

 Employee Matters Agreement

            SpinCo and SPG will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.

            The employee matters agreement will govern SPG's and SpinCo's compensation and employee benefit obligations relating to current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The employee matters agreement will provide for treatment of outstanding SPG equity awards. The employee matters agreement will provide that, following the distribution, SpinCo's active employees generally will no longer participate in benefit plans sponsored or maintained by SPG and will commence participation in SpinCo's benefit plans, which are expected to be similar to the existing SPG benefit plans. In addition, the employee matters agreement may provide that each of the parties will be responsible for their respective current employee benefit and compensation plans for such current employees and will allocate liabilities relating to former employees between the two companies.

            The employee matters agreement also may set forth the general principles relating to employee matters, including with respect to the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers' compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits. The employee matters agreement may also address certain special circumstances, including employees who will transfer to their eventual permanent employer on a delayed basis because they will continue to provide services to either SPG or SpinCo during a transition period following the distribution.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

            Before the separation, all of the outstanding shares of SpinCo's common shares will be owned beneficially and of record by SPG. Following the distribution, SpinCo expects to have outstanding an aggregate of approximately             million shares of common equity based upon approximately              billion SpinCo common shares outstanding on                    , 2014, excluding treasury shares and assuming no exercise of SPG options, and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

            The following table reports the number of SpinCo common shares beneficially owned, immediately following the completion of the separation calculated as if the record date for the distribution was                    , based upon the distribution of            SpinCo common share(s) for one share of SPG stock, by the holders listed below (directly or indirectly through its subsidiaries), all of whom would beneficially own more than 5% of SpinCo's outstanding common equity. Unless otherwise indicated in the footnotes, shares are owned directly and the indicated person has sole voting and investment power.

Shares
Name and Address	Number of Shares	%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355
Melvin Simon & Associates, Inc., et al. 225 West Washington Street Indianapolis, IN 46204
Cohen & Steers, Inc., et al. 280 Park Avenue, 10th Floor New York, NY 10017
BlackRock Inc. 40 East 52nd Street New York, NY 10022
State Street Corporation and Subsidiaries State Street Financial Center One Lincoln Street Boston, MA 02111

Security Ownership of Directors

            The following table sets forth information, immediately following the completion of the separation calculated as of                    , 2014, based upon the distribution of one SpinCo common share for each share(s) of SPG common stock, regarding (1) each expected director of SpinCo and (2) all of SpinCo's expected directors as a group. The number of units includes earned and fully vested performance-based LTIP units which are convertible at the option of the holder into units on a one-for-one basis. Unless otherwise indicated in the footnotes to the table, shares or units are owned directly and the indicated person has sole voting and investment power.

	Shares and Units Beneficially Owned		Units Beneficially Owned
Name	Number	Percent	Number	Percent	Additional Information
David Simon
Richard S. Sokolov
All directors and executive officers as a group (2 people)

 THE SEPARATION

Background

            On December 13, 2013, SPG announced that it intended to separate its strip centers and smaller enclosed malls from SPG's other businesses. The separation will be effectuated by means of a pro rata distribution of all of the common shares of SpinCo, which was formed to hold the assets and liabilities associated with the strip center and smaller enclosed mall business.

            On                    , 2014, the SPG board of directors approved the distribution of all of the issued and outstanding SpinCo common shares on the basis of      SpinCo common share(s) for one share of SPG common stock held as of the close of business on the record date of                    , 2014. Following the distribution, SPG and SpinCo will be two independent, publicly held companies.

            On                    , 2014, the distribution date, each SPG shareholder will receive            share(s) of SpinCo's common shares for each SPG common stock held at the close of business on the record date, as described below. SPG shareholders will receive cash in lieu of any fractional SpinCo common shares which they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your SPG common stock or take any other action to receive your shares of SpinCo's common shares in the distribution. The distribution of SpinCo's common shares as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, please refer to this section under "— Conditions to the Distribution."

Reasons for the Separation

            The SPG board of directors believes that separating the SpinCo business and assets from the remainder of SPG's business and assets is in the best interests of SPG and its shareholders for a number of reasons, including the following:

  •
  Establish SpinCo as a separate company with a greater ability to focus on and grow its business.  SpinCo will have a different business strategy, asset base, equity currency and management focus compared to SPG. The separation will enable SpinCo to focus on its own operations and respond more effectively to the unique requirements of and opportunities within its business. SpinCo may pursue value creating investment opportunities that did not fit within SPG's differing business strategy. For example, SpinCo's physical assets will generally be smaller than those of SPG. As of September 30, 2013, the average asset size for SpinCo was 590,000 square feet compared to 1,090,000 square feet for SPG. In addition, SpinCo's asset base is generally located in smaller markets and trade areas serving a more localized customer base than SPG's market area reach, and includes community, or strip, shopping centers which will not be part of SPG's asset base. SpinCo will have the flexibility to implement strategic initiatives aligned with its business plan and prioritize investment spending and capital allocation accordingly. SPG believes that this will lead to operational efficiencies and has the potential to enhance the value and profitability of SpinCo's properties.

  •
  Create a company with the balance sheet strength and equity currency to grow through development, re-development and acquisitions.  Under SPG's prior ownership, our properties benefited from management's efforts to maintain and enhance their market position, but incremental efforts, including significant capital allocation, to maximize the market position of these properties were often not pursued given large-scale opportunities that were alternatively available to SPG and which better matched its business strategy in its larger malls, Mills and Premium Outlets. As a result of the separation, SpinCo will have direct access to the capital markets and a strong capital structure tailored to its strategic goals and will be better positioned to respond to growth opportunities appropriate for our asset base. For example, the separation will provide SpinCo with its own equity currency to advance its business strategy through acquisitions, selective new developments and re-developments.

  •
  Dedicated and experienced management team to implement and execute on SpinCo's growth strategy.  SpinCo will have a dedicated executive management team focused on the performance of SpinCo's assets and value-creation opportunities. Separating the SpinCo portfolio from the remainder of SPG's businesses, and providing an experienced executive management team and other key personnel to operate SpinCo's business, will result in SpinCo's assets receiving the executive management focus and attention required for these assets to realize their potential. SPG's business strategy is concentrated on larger retail centers which require significant amounts of financial capital and management attention due to their large-scale, complex nature. Accordingly, SPG management could not dedicate as much time and attention to our properties as we expect our properties to receive from our dedicated executive management team, which will be entirely focused on our company and its assets.

  •
  Enhance investor transparency and better highlight the attributes of both companies.  The separation will enable potential investors and the financial community to evaluate SPG and SpinCo separately and assess the merits, performance and future prospects of their respective businesses.

            SPG's board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

  •
  Impact on operating synergies.  SpinCo may experience a loss of operating and/or other synergies, which may result in increased expenses and/or decreased revenues, due to its separation from SPG's larger portfolio.

  •
  Increased significance of certain costs and liabilities.  Certain costs and liabilities that were less significant to SPG as a whole will be more significant for SpinCo as a stand-alone company.

  •
  One-time costs of the separation.  SpinCo will incur costs in connection with the transition to being a stand-alone public company that may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to SpinCo, costs related to establishing a new brand identity in the marketplace, and costs to separate information systems.

  •
  Inability to realize anticipated benefits of the separation.  SpinCo may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) following the separation, SpinCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of SPG; and (ii) following the separation, SpinCo's business will be less diversified than SPG's business prior to the separation.

  •
  Disruptions to the business as a result of the separation.  The energy and focus required to complete the separation could require substantial time and attention from the management teams of SPG and SpinCo, thereby distracting them from the management and operations of their respective businesses.

            SPG's board of directors concluded that the potential benefits of the separation outweighed these factors. For more information, please refer to the sections entitled "The Separation — Reasons for the Separation" and "Risk Factors" included elsewhere in this information statement.

Formation of a New Company Prior to SpinCo's Distribution

            Prior to or concurrently with the separation and distribution, SPG will engage in certain restructuring transactions that are designed to consolidate the ownership of a portfolio of interests in the strip centers and smaller enclosed malls currently owned directly or indirectly by Simon Property Group, L.P. into our operating partnership, facilitate the separation and distribution and provide us with our initial capital.

            In connection with the separation and distribution, the following transactions have occurred or are expected to occur concurrently with or prior to completion of the separation and distribution:

  •
  SPG SpinCo Subsidiary Inc. was formed as an Indiana corporation on December 13, 2013.

  •
  Our operating partnership, which we refer to as SpinCo L.P., was formed as an Indiana limited partnership on January 17, 2014.

  •
  Pursuant to the terms of the separation agreement, the interests in the properties (including interests in entities holding properties) currently held by Simon Property Group, L.P. will be contributed or otherwise transferred to our operating partnership, SpinCo L.P.

  •
  In connection with the contribution or other transfer of properties described above, it is expected that SpinCo L.P. will assume at least $965 million of existing secured property-level indebtedness related to certain of our properties.

  •
  Following the transactions described above and certain related transactions, all of the common units in SpinCo L.P. will be owned by partners of Simon Property Group, L.P. (including SPG) immediately prior to such transactions.

  •
  Pursuant to the terms of the separation agreement, SPG will contribute or otherwise transfer to us all of its common units in SpinCo L.P., as well as interests in the remaining properties (including interests in entities holding such properties) in exchange for our common shares.

  •
  Pursuant to the separation agreement, SPG will distribute 100% of our common shares on a pro rata basis to SPG's shareholders as of the record date.

  •
  In addition to the separation agreement, we will enter into property management agreements, a transition services agreement, a tax matters agreement and an employee matters agreement.

            Upon completion of the separation and distribution, we expect to have approximately $2 billion of total debt outstanding, comprised of approximately $1.5 billion of secured debt and $500 million of unsecured debt. In general, we intend to own our properties and conduct substantially all of our business through our operating partnership and its subsidiaries.

            At the effective time of the distribution, SpinCo will own a percentage of the outstanding common units of SpinCo L.P. that is equal to the percentage of outstanding common units of Simon Property Group, L.P. owned by SPG, immediately before the contribution of the common units of SpinCo L.P. to us, with the remaining common units of SpinCo L.P. being owned by the limited partners who are also limited partners of Simon Property Group, L.P at such time. At the effective time of the distribution, limited partners (other than SPG) of Simon Property Group, L.P. immediately prior to such contribution will own the same percentage of outstanding common units of SpinCo L.P. that they own in Simon Property Group, L.P. The common units in SpinCo L.P. will be convertible by their holders for cash or, at our option, for unregistered SpinCo common shares on a one-for-one basis subject to the terms and conditions of the partnership agreement of our operating partnership.

When and How You Will Receive the Distribution

            With the assistance of Computer Shareowner Services, SpinCo expects to distribute SpinCo common shares on                    , 2014, the distribution date, to all holders of outstanding SPG common stock as of the close of business on                    , 2014, the record date. Computer Shareowner Services, which currently serves as the transfer agent and registrar for SPG's common shares, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for SpinCo common shares.

            If you own SPG common stock as of the close of business on the record date, SpinCo's common shares that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computer Shareowner Services will then mail you a direct registration account statement that reflects your SpinCo common shares. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. If you own SPG common stock through the SPG dividend reinvestment plan, the SpinCo shares you receive will be distributed to a new SpinCo dividend reinvestment plan account that will be created for you. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. Following the distribution, however, you may request the delivery of physical share certificates for your SpinCo shares. If you sell SPG common stock in the "regular-way" market up to and including the distribution date, you will be selling your right to receive SpinCo common shares in the distribution.

            Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your SPG common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of SpinCo's common shares that have been registered in book-entry form in your name.

            Most SPG shareholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your SPG common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the SpinCo common shares that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in "street name," please contact your bank or brokerage firm.

            Following the distribution, you may request that physical share certificates be sent to you, at any time and without charge, by contacting Computer Shareowner Services by telephone at (800) 454-9768, on the Internet at

www.computershare.com/investor or by sending a written request to Computer Shareowner Services. P.O. Box 43006, Providence, RI 02940-3006.

Transferability of Shares You Receive

            SpinCo common shares distributed to holders in connection with the distribution will be transferable without registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for shares received by persons who may be deemed to be SpinCo affiliates. Persons who may be deemed to be SpinCo affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with SpinCo, which may include certain SpinCo executive officers, directors or principal shareholders. Securities held by SpinCo affiliates will be subject to resale restrictions under the Securities Act. SpinCo affiliates will be permitted to sell SpinCo common shares only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

The Number of SpinCo Common Shares You Will Receive

            For each SPG common stock that you own at the close of business on                    , 2014, the record date, you will receive             SpinCo common share(s) on the distribution date. SPG will not distribute any fractional SpinCo common shares to its shareholders. Instead, if you are a registered holder, Computer Shareowner Services will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by SPG or SpinCo, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either SPG or SpinCo. Neither SpinCo nor SPG will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

            The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. Please refer to "The Separation — Material U.S. Federal Income Tax Consequences of the Distribution" for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for SPG common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. SpinCo estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your SPG common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Distribution

            After its separation from SPG, SpinCo will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on                    , 2014, the record date for the distribution, and will reflect any exercise of SPG options between the date the SPG board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding SPG common stock or any rights of SPG's shareholders. SPG will not distribute any fractional SpinCo common shares.

            SpinCo has entered into a separation agreement with SPG and will enter into other agreements with SPG before the distribution to effect the separation and provide a framework for SpinCo's relationship with SPG after the separation. These agreements will provide for the allocation between SPG and SpinCo of SPG's assets, liabilities and obligations (including intellectual property, and tax-related assets and liabilities) attributable to periods prior to SpinCo's separation from SPG and will govern the relationship between SPG and SpinCo after the separation. For a more detailed description of these agreements, please refer to "Certain Relationships and Related Person Transactions."

 Market for SpinCo Common Shares

            There is currently no public trading market for SpinCo's common shares. SpinCo has applied to list its common shares on the             under the symbol "        ." SpinCo has not and will not set the initial price of its common shares. The initial price will be established by the public markets.

            SpinCo cannot predict the price at which its common shares will trade after the distribution. In fact, the combined trading prices, after the separation, of the SpinCo common shares that each SPG shareholder will receive in the distribution and the SPG common stock held at the record date may not equal the "regular-way" trading price of an SPG stock immediately prior to the separation. The price at which SpinCo common shares trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for SpinCo common shares will be determined in the public markets and may be influenced by many factors. Please refer to "Risk Factors — Risks Related to Our Common Shares."

Trading Between the Record Date and Distribution Date

            Beginning on or shortly before the record date and continuing up to and including through the distribution date, SPG expects that there will be two markets in SPG common stock: a "regular-way" market and an "ex-distribution" market. SPG common stock that trade on the "regular-way" market will trade with an entitlement to SpinCo common shares distributed pursuant to the separation. SPG common stock that trade on the "ex-distribution" market will trade without an entitlement to SpinCo common shares distributed pursuant to the distribution. Therefore, if you sell SPG common stock in the "regular-way" market up to and including through the distribution date, you will be selling your right to receive SpinCo common shares in the distribution. If you own SPG common stock at the close of business on the record date and sell those shares on the "ex-distribution" market up to and including through the distribution date, you will receive the SpinCo common shares that you are entitled to receive pursuant to your ownership as of the record date of the SPG common stock.

            Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, SpinCo expects that there will be a "when-issued" market in its common shares. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for SpinCo common shares that will be distributed to holders of SPG common stock on the distribution date. If you owned SPG common stock at the close of business on the record date, you would be entitled to SpinCo common shares distributed pursuant to the distribution. You may trade this entitlement to SpinCo common shares, without the SPG common stock you own, on the "when-issued" market. On the first trading day following the distribution date, "when-issued" trading with respect to SpinCo common shares will end, and "regular-way" trading will begin.

Conditions to the Distribution

            SpinCo has announced that the distribution will be effective at 12:01 a.m. Eastern time, on                    , 2014, which is the distribution date, provided that the following conditions shall have been satisfied (or waived by SPG in its sole discretion):

  •
  The incurrence of at least $1.0 billion of new indebtedness by SpinCo L.P. and subsidiaries of Simon Property Group, L.P., which subsidiaries are expected to be contributed to SpinCo L.P. as part of the separation;

  •
  The determination by SPG in its sole discretion that following the separation it will have no liability or obligation whatsoever with respect to such new indebtedness;

  •
  The receipt of the opinion of counsel, satisfactory to the SPG board of directors, to the effect that the distribution, together with certain related transactions, will qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

  •
  The transfer of assets and liabilities to SpinCo in accordance with the separation agreement has been completed, other than assets and liabilities intended to transfer after the distribution;

  •
  The SEC declaring effective SpinCo's registration statement on Form 10, of which this information statement forms a part, and the mailing of this information statement to SPG shareholders;

  •
  All actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

  •
  The transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

  •
  No order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

  •
  The SpinCo common shares to be distributed shall have been accepted for listing on the            subject to official notice of distribution; and

  •
  No event or development shall have occurred or exist that, in the judgment of SPG's board of directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

            SPG will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date and the distribution ratio. SPG does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the SPG board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the SPG board of directors determines that any modifications by SPG materially change the material terms of the distribution, SPG will notify SPG shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

Material U.S. Federal Income Tax Consequences of the Distribution

            The following is a discussion of material U.S. federal income tax consequences of the distribution of our common shares to "U.S. Holders" (as defined below) of SPG common shares. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position to the contrary to any of the tax consequences described below. This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation documents and as described in this information statement. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences, and it does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular investment or tax circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold our common shares, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their our common shares as part of a "hedge," "straddle," "conversion," "synthetic security," "integrated investment" or "constructive sale transaction," individuals who receive our common shares upon the exercise of employee stock options or otherwise as compensation, holders who are subject to alternative minimum tax or any holders who actually or constructively own more than 5% of SPG common stock). This discussion does not address the U.S. federal income tax consequences to investors who do not hold their SPG common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

            If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds SPG common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the distribution.

            For purposes of this discussion a "U.S. Holder" is any holder of SPG common stock that is, for U.S. federal income tax purposes:

  •
  An individual who is a citizen or resident of the United States;

  •
  A corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

  •
  An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  A trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

            THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

            SPG has not and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes and there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions are taxable. It is a condition to the distribution that SPG receive an opinion of Wachtell, Lipton, Rosen & Katz, satisfactory to the SPG board of directors, to the effect that the distribution, together with certain related transaction, will qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of Wachtell, Lipton, Rosen & Katz will be based and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of SPG and SpinCo (including those relating to the past and future conduct of SPG and SpinCo). If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if SPG or SpinCo breach any of their respective covenants in the separation documents, the opinion of Wachtell, Lipton, Rosen & Katz may be invalid and the conclusions reached therein could be jeopardized. The opinion of Wachtell, Lipton, Rosen & Katz will not be binding on the IRS or the courts.

            Notwithstanding receipt by SPG of the opinion of Wachtell, Lipton, Rosen & Katz, the IRS could assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, SPG, SpinCo and SPG shareholders could be subject to significant U.S. federal income tax liability. Please refer to "Material U.S. Federal Income Tax Consequences if the Distribution is Taxable" below.

  Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction That is Generally Tax Free under Sections 355 and 368(a)(1)(D) of the Code.

            Assuming that the distribution, together with certain related transactions, qualifies as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution are as follows: (i) the distribution will generally not result in any taxable income, gain or loss to SPG; (ii) no gain or loss will generally be recognized by (and no amount will be included in the income of) U.S. Holders of SPG common stock upon their receipt of SpinCo common stock in the distribution, except with respect to any cash received in lieu of fractional shares of SpinCo common stock (as described below); (iii) the aggregate tax basis of the SPG common stock and the SpinCo common stock received in the distribution (including any fractional share interest in SpinCo common stock for which cash is received) in the hands of each U.S. Holder of SPG common stock after the distribution will equal the aggregate basis of SPG common stock held by the U.S. Holder immediately before the distribution, allocated between the SPG common stock and the SpinCo common stock (including any fractional share interest in SpinCo common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of the SpinCo common stock received by each U.S. Holder of SPG common stock in the distribution (including any fractional share interest in SpinCo common stock for which cash is received) will generally include the holding period at the time of the distribution for the SPG common stock with respect to which the distribution is made, provided that SPG common stock is held as a capital asset on the date of the distribution. A U.S. Holder who receives cash in lieu of a fractional share of SpinCo common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. Holder's adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss in the U.S. Holder's holding period for its SPG common stock exceeds one year at the time of the distribution.

            U.S. Treasury regulations also generally provide that if a U.S. Holder of SPG common stock holds different blocks of SPG common stock (generally shares of SPG common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of SPG common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the SpinCo common stock received in the distribution in respect of such block of SPG common stock and such block of SPG common stock, in proportion to their respective fair market values, and the holding period of the SpinCo common stock received in the distribution in respect of such block of SPG common stock will generally include the holding period of such block of SPG common stock, provided that such block of SPG common stock was held as a capital asset on the date of the distribution. If a U.S. Holder of SPG common stock is not able to identify which particular shares of SpinCo common stock are received in the distribution with respect to a particular block of SPG common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of SpinCo common stock are received in the distribution in respect of a particular block of SPG common stock, provided that such designation is consistent with the terms of the distribution. Holders of SPG common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

  Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.

            As discussed above, SPG has not and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes. Notwithstanding receipt by SPG of the opinion of Wachtell, Lipton, Rosen & Katz described above, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and SPG, SpinCo and SPG shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of SPG or SpinCo, could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, SpinCo may recognize taxable gain or may be required to indemnify SPG for taxes (and certain related losses) resulting from the distribution not qualifying as tax-free.

            If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, SPG would recognize taxable gain as if it had sold the SpinCo common stock in a taxable sale for its fair market value and SPG shareholders who receive SpinCo common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. In addition, even if the distribution were to otherwise qualify as tax-free under Section 355 of the Code, it may result in taxable gain at the entity level under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in SPG or SpinCo. For this purpose, any acquisitions of SPG stock or of SpinCo shares within the period beginning two years before the separation and ending two years after the separation are presumed to be part of such a plan, although SPG or SpinCo may be able to rebut that presumption.

            In connection with the distribution, SPG and SpinCo will enter into a tax matters agreement pursuant to which SpinCo will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax matters agreement, if the distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the distribution by SPG or SpinCo, the party responsible for such failure will be responsible for all taxes imposed on SPG or SpinCo to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of SpinCo shares or assets or any of SpinCo's representations, statements or undertakings being incorrect, incomplete or breached, SpinCo will be responsible for all entity-level taxes imposed as a result of such acquisition or breach. For a discussion of the tax matters agreement, please refer to "Certain Relationships and Related Person Transactions — The Tax Matters Agreement." SpinCo's indemnification obligations to SPG under the tax matters agreement will not be limited in amount or subject to any cap. If SpinCo is required to pay any entity-level taxes or indemnify SPG and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, SpinCo may be subject to substantial liabilities.

  Backup Withholding and Information Reporting.

            Payments of cash to U.S. Holders of SPG common stock in lieu of fractional shares of SpinCo common stock may be subject to information reporting and backup withholding (currently at a rate of 28%), unless such U.S. Holder delivers a properly completed IRS Form W-9, providing such U.S. Holder's correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder's U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

            U.S. Treasury regulations require certain U.S. Holders who receive shares of SpinCo common stock in the distribution to attach to such U.S. Holder's U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

            THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

 DESCRIPTION OF MATERIAL INDEBTEDNESS

            Upon completion of the separation, we expect to assume our share of approximately $965 million of existing secured property-level indebtedness related to certain of our properties, based on principal balances at September 30, 2013, and to incur at least $1.0 billion of new indebtedness. Also, to provide additional liquidity following the separation, we anticipate arranging a revolving credit facility.

            We expect such indebtedness will include customary covenants for comparable commercial borrowers and bear customary events of default, such as nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross-payment default and cross-acceleration (in each case, to indebtedness in excess of a threshold amount); and a change of control.

 DESCRIPTION OF SPINCO'S CAPITAL STOCK

            SpinCo's articles of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of SpinCo's capital stock that will be contained in the amended and restated articles of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the amended and restated articles of incorporation or of the bylaws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Indiana law) for complete information on SpinCo's capital stock as of the time of the distribution. The amended and restated articles of incorporation and bylaws to be in effect at the time of the distribution will be included as exhibits to SpinCo's registration statement on Form 10, of which this information statement forms a part.

General

            SpinCo's authorized capital stock consists of             million common shares, par value $            per share, and             preferred shares, par value $            per share, of which all of the preferred shares are undesignated. SpinCo's board of directors may establish the rights and preferences of the preferred shares from time to time. Immediately following the distribution, SpinCo expects that approximately             million of its common shares will be issued and outstanding and that no preferred shares will be issued and outstanding.

Common Shares

            Each holder of SpinCo common shares will be entitled to one vote for each share on all matters to be voted upon by the common shareholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred shares, holders of SpinCo common shares will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of SpinCo, holders of its common shares would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred shares.

            Holders of SpinCo common shares will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common shares. After the distribution, all outstanding SpinCo common shares will be fully paid and non-assessable. The rights, preferences and privileges of the holders of SpinCo common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred equity that SpinCo may designate and issue in the future.

Preferred Shares

            Under the terms of SpinCo's amended and restated articles of incorporation, its board of directors will be authorized, subject to limitations prescribed by the Indiana Business Corporation Law, or the "IBCL," and by its amended and restated articles of incorporation, to issue up to            shares of preferred equity in one or more series without further action by the holders of its common shares. SpinCo's board of directors will have the discretion, subject to limitations prescribed by the IBCL and by SpinCo's amended and restated articles of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares.

            We believe that the power of our board of directors, without shareholder approval, to amend our articles to increase the aggregate number of shares of our preferred equity and to classify or reclassify unissued shares of our preferred shares and thereafter to issue such classified or reclassified shares of preferred equity provides us with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series will be available for issuance without further action by our shareholders, unless shareholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue an additional class or series of preferred equity that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our shareholders or shareholders believe that such transaction or change of control may be in their best interests.

 Restrictions on Ownership and Transfer

            Our articles contain certain restrictions on the number of shares of capital stock that individual shareholders may own. Certain requirements must be met for us to maintain our status as a REIT, including the following:

  •
  Not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of a taxable year other than the first year; and

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  Our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

            In part because we currently believe it is essential for us to maintain our status as a REIT, the provisions of our articles with respect to Excess Shares contain restrictions on the acquisition of our capital stock intended to ensure compliance with these requirements.

            Our articles provide that, subject to certain specified exceptions, no shareholder may own, or be deemed to own by virtue of the attribution rules of the Code, more than the ownership limit. The ownership limit is equal to 8%, or 18% in the case of members of the Simon family and related persons, of any class of capital stock. The board of directors may exempt a person from the ownership limit if the board of directors receives a ruling from the IRS or an opinion of tax counsel that such ownership will not jeopardize our status as a REIT.

            Anyone acquiring shares in excess of the ownership limit will lose control over the power to dispose of the shares, will not receive dividends declared and will not be able to vote the shares. In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limit, the transfer or other event will be deemed void with respect to that number of shares that would be owned by the transferee in excess of the ownership limit. The intended transferee of the excess shares will acquire no rights in those shares. Those shares will automatically be converted into Excess Shares according to rules set forth in the articles.

            Upon a purported transfer or other event that results in Excess Shares, the Excess Shares will be deemed to have been transferred to a trustee to be held in trust for the exclusive benefit of a qualifying charitable organization designated by us. The Excess Shares will be issued and outstanding equity entitled to dividends equal to any dividends which are declared and paid on the shares from which they were converted. Any dividend or distribution paid prior to our discovery that shares have been converted into Excess Shares is to be repaid upon demand. The recipient of the dividend will be personally liable to the trust. Any dividend or distribution declared but unpaid will be rescinded as void with respect to the shares in question, and will automatically be deemed to have been declared and paid with respect to the Excess Shares into which the shares were converted. The Excess Shares will also be entitled to the same voting rights granted to the shares from which they were converted. Any voting rights exercised prior to our discovery that shares were converted to Excess Shares will be rescinded and recast as determined by the trustee.

            While Excess Shares are held in trust, an interest in that trust may be transferred by the purported transferee, or other purported holder with respect to the Excess Shares, only to a person whose ownership of the shares of stock would not violate the ownership limit. Upon such transfer, the Excess Shares will be automatically exchanged for the same number of shares of the same type and class as the shares for which the Excess Shares were originally exchanged.

            Our articles contain provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Shares may not receive in return for such a transfer an amount that reflects any appreciation in the shares for which the Excess Shares were exchanged during the period that the Excess Shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid over to the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Shares may be deemed, at our option, to have acted as an agent on behalf of the trust in acquiring or holding the Excess Shares and to hold the Excess Shares on behalf of the trust.

            Our articles further provide that we may purchase, for a period of 90 days during the time the Excess Shares are held by the trustee in trust, all or any portion of the Excess Shares from the original transferee-shareholder at the lesser of the following:

  •
  The price paid for the shares by the purported transferee, or if no notice of such purchase price is given, at a price to be determined by the board of directors, in its sole discretion, but no lower than the lowest market price of such shares at any time prior to the date we exercise our purchase option; and

  •
  The closing market price for the shares on the date we exercise our option to purchase.

            The 90-day period begins on the date of the violative transfer or other event if the original transferee-shareholder gives notice to us of the transfer or, if no notice is given, the date the board of directors determines that a violative transfer or other event has occurred.

            Our articles further provide that in the event of a purported issuance or transfer that would, if effective, result in us being beneficially owned by fewer than 100 persons, such issuance or transfer would be deemed null and void, and the intended transferee would acquire no rights to the shares.

            All certificates representing shares of any class of our shares bear a legend referring to the restrictions described above.

            All persons who own, directly or by virtue of the attribution rules of the Code, more than 5%, or such other percentage as may be required by the Code or Treasury regulations promulgated thereunder, of the outstanding shares must file an affidavit with us containing the information specified in the articles before January 30 of each year. In addition, each shareholder shall, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the articles or the Code applicable to a REIT.

            The Excess Shares provision will not be removed automatically even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our board of directors.

Anti-Takeover Effects of Various Provisions of Indiana Law and SpinCo's Amended and Restated Articles of Incorporation and Bylaws

            Provisions of the IBCL and SpinCo's amended and restated articles of incorporation and bylaws could make it more difficult to acquire SpinCo by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its board of directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with SpinCo's board of directors. SpinCo believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

            Control Share Acquisitions.    Under Chapter 42 of the IBCL, an acquiring person or group who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters' rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

            Under the IBCL, "control shares" are shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

  •
  One-fifth or more but less than one-third;

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  One-third or more but less than a majority; or

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  A majority or more.

            A "control share acquisition" means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

            An "issuing public corporation" means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.

            The provisions described above do not apply if, before a control share acquisition is made, the corporation's amended and restated articles of incorporation or bylaws, including a Bylaw adopted by the corporation's board of directors, provide that they do not apply.

            Our amended and restated bylaws provide that these provisions of Chapter 42 do not apply to us.

            Certain Business Combinations.    Chapter 43 of the IBCL restricts the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, then the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified "fair price" criteria.

            For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

            The definition of "beneficial owner" for purposes of Chapter 43 means a person who, directly or indirectly, owns the subject shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any "derivative instrument" that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.

            The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their amended and restated articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our amended and restated articles of incorporation do not exclude us from Chapter 43.

Annual Election of Directors

            Under Section 23-1-33-6(c) of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must have a classified board of directors unless the corporation adopts a bylaw expressly electing not to be governed by this provision by 30 days after the corporation's voting shares are registered under Section 12 of the Exchange Act. SpinCo's amended and restated bylaws will provide that its board of directors will not be classified. Commencing with the first annual meeting of shareholders following the separation, directors will be elected at the annual meeting of shareholders and thereafter will serve until the next annual meeting of shareholders. SpinCo's board of directors may amend the bylaws in the future to elect to have a classified board structure.

            At any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the shareholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election.

 Removal of Directors

            SpinCo's amended and restated articles of incorporation and bylaws will provide that its shareholders may only remove its directors for cause with the affirmative vote of the holders of at least two-thirds of the outstanding shares of SpinCo voting shares. In addition, under Section 23-1-33-8(a) of the IBCL a director may be removed, with or without cause, by the affirmative vote of a majority of the directors then in office.

Amendments to Amended and Restated Articles of Incorporation

            SpinCo's amended and restated articles of incorporation will provide that the affirmative vote of the holders of at least two-thirds of SpinCo's outstanding voting shares is required to amend certain provisions relating to the removal of directors, the calling of special meetings of shareholders and director and officer indemnification.

Amendments to Bylaws

            Under Section 23-1-39-1 of the IBCL, only the board of directors can amend the bylaws, and shareholders do not have the right to amend the bylaws unless the articles of incorporation provide otherwise. SpinCo's amended and restated articles of incorporation provide that the bylaws may be amended by SpinCo's board of directors or by the affirmative vote of the holders of at least two-thirds of SpinCo's outstanding voting shares, except that amendments to certain provisions relating to the removal of directors, calling special meetings of shareholders and director and officer indemnification may only be made by approval of both the board of directors and the affirmative vote of the holders of at least two-thirds of SpinCo's outstanding voting shares.

Size of Board and Vacancies

            SpinCo's amended and restated bylaws will provide that the number of directors on its board of directors will be fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors, or the death, resignation, retirement, disqualification, removal from office or other cause, will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on SpinCo's board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Shareholder Meetings

            SpinCo's amended and restated articles of incorporation will provide that only the chairman of SpinCo's board of directors, its chief executive officer or its board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of SpinCo shareholders. Shareholders may not call special shareholder meetings.

            Business that may be transacted at special shareholder meetings is limited to business stated in SpinCo's notice of the meeting; shareholders may not submit business proposals for consideration at, or nominate persons for election as directors at, special shareholder meetings.

Shareholder Action by Unanimous Written Consent

            Under Section 23-1-29-4(a) of the IBCL, shareholders may act without a meeting only by unanimous written consent.

Requirements for Advance Notification of Shareholder Nominations and Proposals

            SpinCo's amended and restated bylaws will establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors. These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of shareholder proposals if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.

 No Cumulative Voting

            The IBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the company's amended and restated articles of incorporation provides otherwise. SpinCo's amended and restated articles of incorporation will not provide for cumulative voting.

Undesignated Preferred Shares

            The authority that SpinCo's board of directors will possess to issue preferred shares could potentially be used to discourage attempts by third parties to obtain control of SpinCo through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. SpinCo's board of directors may be able to issue preferred shares with voting or conversion rights that, if exercised, could adversely affect the voting power of the holders of SpinCo's common equity.

Exclusive Forum

            Our amended and restated articles of incorporation will provide that the state and U.S. federal courts located in the State of Indiana will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our shareholders, creditors or other constituents, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the IBCL or our amended and restated articles of incorporation or bylaws or any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine.

Directors' Duties and Liability

            Under Chapter 35 of the IBCL, directors are required to discharge their duties in good faith, with the care that an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner that the directors reasonably believe to be in the best interest of the corporation. Under the IBCL, a director is not liable for any action taken as a director, or any failure to act, regardless of the nature of the alleged breach of duty (including alleged breaches of the duty of care, the duty of loyalty, and the duty of good faith) unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. This exculpation from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

Indemnification

            Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith, and in the case of official action, they reasonably believed the conduct was in the corporation's best interests, and in all other cases, they reasonably believed the action taken was not against the best interests of the corporation, and in the case of criminal proceedings they either had reasonable cause to believe the action was lawful or there was no reasonable cause to believe the action was unlawful. Chapter 37 of the IBCL also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the amended and restated articles of incorporation of the corporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37 of the IBCL states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under the amended and restated articles of incorporation, bylaws or resolutions of the board of directors or shareholders.

            Our amended and restated articles of incorporation and bylaws provide for indemnification, to the fullest extent permitted by the IBCL, of our directors, officers and employees against liability and reasonable expenses that may be incurred by them in connection with proceedings in which they are made a party by reason of their relationship to the company.

 Consideration of Effects on Other Constituents

            Chapter 35 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board of directors, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Chapter 35 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under Chapter 35.

Authorized but Unissued Shares

            SpinCo's authorized but unissued common and preferred shares will be available for future issuance without your approval. SpinCo may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued common and preferred shares could render more difficult, or discourage, an attempt to obtain control of SpinCo by means of a proxy contest, tender offer, merger or otherwise.

Listing

            SpinCo has applied to have its common shares listed on the            under the symbol "            ."

Sale of Unregistered Securities

            In the past three years, SpinCo has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.

            In connection with its incorporation, on December 17, 2013, SpinCo issued 100 common shares, par value $0.0001 per share, to SPG pursuant to Section 4(2) of the Securities Act. We did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

            After the distribution, the distribution agent, transfer agent and registrar for SpinCo's common shares will be Computer Shareowner Services. For questions relating to the transfer or mechanics of the share distribution, you should contact:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
(800) 454-9768
www.computershare.com/investor

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

            The following is a summary of material U.S. federal income tax consequences of the investment in our common shares. For purposes of this section under the heading "Material U.S. Federal Income Tax Consequences," references to "SpinCo," "we," "our," and "us" generally mean only SpinCo and its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to "tenants" are to persons who are treated as lessees of real property for purposes of the REIT requirements, including, in general, persons who are referred to as "customers" elsewhere in this information statement. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position to the contrary to any of the tax consequences described below. This summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences relevant to us or an investment in our common shares, and it does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of its particular investment or tax circumstances or to investors subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold our common shares, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their our common shares as part of a "hedge," "straddle," "conversion," "synthetic security," "integrated investment" or "constructive sale transaction," individuals who receive our common shares upon the exercise of employee stock options or otherwise as compensation, and shareholders who are subject to alternative minimum tax). Finally, this summary does not address the U.S. federal income tax consequences to investors who will not hold our common shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

            The U.S. federal income tax treatment of holders of our common shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of holding our common shares will depend on the shareholder's particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common shares.

            We intend to elect to be taxed as a REIT under Sections 856 through 859 of the Code, from and after the taxable year that includes the distribution. We believe that we will be organized, and we expect to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

                      has acted as our Special Tax Advisor in connection with our formation and election to be taxed as a REIT. In connection with this transaction, we expect to receive an opinion of the Special Tax Advisor to the effect that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year that includes the distribution. It must be emphasized that the opinion of the Special Tax Advisor is based on various assumptions relating to our organization and operation, and are conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we will qualify to be taxed as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by the Special Tax Advisor or by us that we will qualify to be taxed as a REIT for any particular year. The opinion of the Special Tax Advisor is expressed as of the date issued. The Special Tax Advisor will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of advisors are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

            Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of share ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by the Special Tax Advisor. Our ability to qualify to be taxed as a REIT also requires that we satisfy certain tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of SpinCo

Taxation of REITs in General

            As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "— Requirements for Qualification — General." While we intend to operate so that we qualify and continue to qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. Please refer to "— Failure to Qualify."

            Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the "double taxation" at the corporate and shareholder levels that generally results from an investment in a C corporation. A "C corporation" is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when the income is distributed. In general, the income that we generate is taxed only at the shareholder level upon a distribution of dividends to our shareholders.

            Currently, most U.S. shareholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. Presently, the highest marginal non-corporate U.S. federal income tax rate applicable to ordinary income is 39.6%. Please refer to "— Taxation of Shareholders — Taxation of Taxable U.S. Shareholders — Distributions."

            Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our shareholders, subject to special rules for certain items such as the capital gains that we recognize. Please refer to "— Taxation of Shareholders — Taxation of Taxable U.S. Shareholders — Distributions."

            If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

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  We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains;

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  We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses;

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  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. Please refer to "— Prohibited Transactions" and "— Foreclosure Property" below;

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  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%);

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  If we fail to satisfy the 75% gross income test and/or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income;

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  If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the nonqualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure;

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  If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level;

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  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's shareholders, as described below in "— Requirements for Qualification — General";

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  A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm's-length terms;

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  If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation; and

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  The earnings of our TRSs will generally be subject to U.S. federal corporate income tax.

            In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification — General

            The Code defines a REIT as a corporation, trust or association:

  (1)
  That is managed by one or more trustees or directors;

  (2)
  The beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  That would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

  (4)
  That is neither a financial institution nor an insurance company subject to specific provisions of the Code;

  (5)
  The beneficial ownership of which is held by 100 or more persons;

  (6)
  In which, during the last half of each taxable year, not more than 50% in value of the outstanding equity is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified tax-exempt entities); and

  (7)
  That meets other tests described below, including with respect to the nature of its income and assets.

            The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation's initial tax year as a REIT (which, in our case, will be the taxable year that includes the distribution). Our articles will provide restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirements described in condition (6) above, we will be treated as having met this requirement.

            To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

            In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

  Ownership of Partnership Interests

            If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership's assets, and to earn our proportionate share of the partnership's income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership's assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership's assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

            If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take otherwise corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below.

  Disregarded Subsidiaries

            If we own a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary's assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

            In the event that a disregarded subsidiary of ours ceases to be wholly owned — for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours — the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as a either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirements the REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. Please refer to "— Asset Tests" and "— Income Tests."

  Taxable REIT Subsidiaries

            In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to our shareholders.

            We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the shares issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

            The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We intend that all of our transactions with our TRS, if any, will be conducted on an arm's-length basis.

Income Tests

            In order to qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," discharge of indebtedness and certain hedging transactions, generally must be derived from "rents from real property," gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs, and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of equity or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

  Rents from Real Property

            Rents we receive from a tenant will qualify as "rents from real property" for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

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  The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term "rents from real property" solely because it is based on a fixed-percentage or percentages of receipts or sales;

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  Neither we nor an actual or constructive owner of 10% or more of our shares actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of shares entitled to vote or 10% or more of the total value of all classes of shares of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of "rents from real property" as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a "controlled TRS" is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled TRS" is a TRS in which the parent REIT owns equity possessing more than 50% of the voting power or more than 50% of the total value of the outstanding shares of such TRS;

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  Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as "rents from real property"; and

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  We generally are not permitted to operate or manage our properties or to furnish or render services to our tenants, subject to a 1% de minimis exception and except as further provided below. We are permitted, however, to perform directly certain services that are 'usually or customarily rendered' in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue, or a TRS that is wholly or partially owned by us, to provide both customary and non-customary property management or services to our tenants without causing the rent that we receive from those tenants to fail to qualify as "rents from real property." Any amounts that we receive from a TRS with respect to the TRS's provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

  Interest Income

            Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  Dividend Income

            We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

  Fee Income

            Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

  Hedging Transactions

            Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry "real estate assets" (as described below under "— Asset Tests"), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Certain items of income or gain attributable to hedges of foreign currency fluctuations with respect to income that satisfies the REIT gross income requirements may also be excluded from the 95% and 75% gross income tests. Most likely, income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

  Failure to Satisfy the Gross Income Tests

            If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

            At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, debt or equity instruments purchased with new capital. For this purpose, real estate assets include interests in real property and shares of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

            Second, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets.

            Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to "straight debt" having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

            Fourth, the aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of our total assets.

            Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although shares of another REIT are qualifying assets for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as "securities" for purposes of the 10% asset test, as explained below).

            Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute "straight debt," which term generally excludes, among other things, securities having contingency features. A security does not qualify as "straight debt" where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer's outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership's income is of a nature that it would satisfy the 75% gross income test described above under "— Income Tests." In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT's proportionate interest in the equity and certain debt securities issued by that partnership.

            No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

            However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if we (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partially caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

            In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT's total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

            Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

            In order to qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to: (i) the sum of (a) 90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid; and (b) 90% of our after tax net income, if any, from foreclosure property (as described below); minus (ii) the excess of the sum of specified items of non-cash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

            We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by our shareholders in the year in which paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of equity within a particular class and (ii) in accordance with any preferences among different classes of equity as set forth in our organizational documents.

            To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our shareholders would then increase the adjusted basis of their shares by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

            To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our shareholders of any distributions that are actually made. Please refer to "— Taxation of Shareholders — Taxation of Taxable U.S. Shareholders — Distributions."

            If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

            We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including our shares) in order to meet the distribution requirements, while preserving our cash.

            If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

            For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

Prohibited Transactions

            Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

            We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transactions.

Derivatives and Hedging Transactions

            We may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction and (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into hedging transactions that are not described in the preceding clauses (i) or (ii), the income from these transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

            Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

            Any re-determined rents, re-determined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, re-determined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, and re-determined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's-length negotiations or if the interest payments were at a commercially reasonable rate. Rents that we receive will not constitute re-determined rents if they qualify for certain safe harbor provisions contained in the Code.

Failure to Qualify

            If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in "— Income Tests" and "— Asset Tests."

            If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to shareholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to shareholders would be taxable as regular corporate dividends. Such dividends paid to U.S. shareholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributes may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

            The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our shares applicable to taxable U.S. shareholders. A "U.S. shareholder" is any holder of our common shares that is, for U.S. federal income tax purposes:

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  An individual who is a citizen or resident of the United States;

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  A corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

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  An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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  A trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

            If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common equity, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

  Distributions

            So long as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. shareholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends will generally be taken into account by such shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal income tax rate) for qualified dividends received by most U.S. shareholders that are individuals, trusts and estates from taxable C corporations. Such shareholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

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  Income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

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  Dividends received by the REIT from TRSs or other taxable C corporations; or

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  Income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

            Distributions that we designate as capital gain dividends will generally be taxed to our U.S. shareholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder that receives such distribution has held its shares. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. shareholders as having received, solely for tax purposes, our undistributed capital gains, and the shareholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. Please refer to "Taxation of SpinCo — Annual Distribution Requirements." Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders that are individuals, trusts and estates, and 35% in the case of U.S. shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of certain previously claimed depreciation deductions.

            Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the shareholder's shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the shareholder's shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares, the shareholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

            To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Please refer to "Taxation of SpinCo — Annual Distribution Requirements." Such losses, however, are not passed through to shareholders and do not offset income of shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of shareholders to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

  Dispositions of Our Shares

            If a U.S. shareholder sells or disposes of our shares, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the shareholder's adjusted tax basis in the shares. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our shares will be subject to a maximum U.S. federal income tax rate of 20% if the shares are held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the shares are held for one year or less. Gains recognized by shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a U.S. shareholder upon the disposition of our shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the shareholder as long-term capital gain.

            If a U.S. shareholder recognizes a loss upon a subsequent disposition of our shares or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards "tax shelters," are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our shares or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

  Passive Activity Losses and Investment Interest Limitations

            Distributions that we make and gains arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as passive activity income. As a result, shareholder will not be able to apply any "passive losses" against income or gain relating to our shares. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Shareholders

            The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our shares applicable to non-U.S. shareholders. A "non-U.S. shareholder" is any holder of our common equity other than a partnership or U.S. shareholder.

  Ordinary Dividends

            The portion of dividends received by non-U.S. shareholders that (i) is payable out of our earnings and profits, (ii) is not attributable to capital gains that we recognize and (iii) is not effectively connected with a U.S. trade or business of the non-U.S. shareholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty.

            In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where the dividend income from a non-U.S. shareholder's investment in our shares is, or is treated as, effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. shareholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by an applicable income tax treaty) in the case of a non-U.S. shareholder that is a corporation.

  Non-Dividend Distributions

            Unless our shares constitute a U.S. real property interest ("USRPI"), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our shares constitute a USRPI, as described below, distributions that we make in excess of the sum of (i) the shareholder's proportionate share of our earnings and profits, plus (ii) the shareholder's basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder's share of our earnings and profits.

  Capital Gain Dividends

            Under FIRPTA, a distribution that we make to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USPRI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. Please refer to above under "— Ordinary Dividends," for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by an applicable income tax treaty) in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by an applicable income tax treaty), or (ii) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains. We expect that a significant portion of our assets will be USRPIs.

            A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (please refer to — "Ordinary Dividends"), if (i) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the recipient non-U.S. shareholder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common shares will be "regularly traded" on an established securities exchange.

  Dispositions of Our Shares

            Unless our shares constitute a USRPI, a sale of our shares by a non-U.S. shareholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, our shares will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs.

            Even if the foregoing 50% test is met, however, our shares will not constitute a USRPI if we are a "domestically controlled qualified investment entity." A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. shareholders at all times during a specified testing period. As described above, our articles contains restrictions designed to protect our status as a "domestically controlled qualified investment entity," and we believe that we will be and will remain a domestically controlled qualified investment entity, and that a sale of our shares should not be subject to taxation under FIRPTA. However, no assurance can be given that we will be or will remain a domestically controlled qualified investment entity.

            In the event that we are not a domestically controlled qualified investment entity, but our shares are "regularly traded," as defined by applicable Treasury regulations, on an established securities market, a non-U.S. shareholder's sale of our common equity nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. shareholder held 5% or less of our outstanding common equity at any time during a prescribed testing period. We expect that our common equity will be regularly traded on an established securities market.

            If gain on the sale of our shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

            Gain from the sale of our shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (i) if the non-U.S. shareholder's investment in our shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by an applicable income tax treaty), or (ii) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our shares (subject to the 5% exception applicable to "regularly traded" shares described above), a non-U.S. shareholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. shareholder (a) disposes of our common equity within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other shares of our common equity within 30 days after such ex-dividend date.

            Non-U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our shares.

Taxation of Tax-Exempt Shareholders

            Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income ("UBTI"). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt shareholder has not held our shares as "debt financed property" within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (ii) our shares are not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our shares generally should not give rise to UBTI to a tax-exempt shareholder.

            Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that we make as UBTI.

            In certain circumstances, a pension trust that owns more than 10% of our shares could be required to treat a percentage of any dividends received from us as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (i) we are required to "look through" one or more of our pension trust shareholders in order to satisfy the REIT "closely-held" test and (ii) either (a) one pension trust owns more than 25% of the value of our shares or (b) one or more pension trusts, each individually holding more than 10% of the value of our shares, collectively own more than 50% of the value of our shares. Certain restrictions on ownership and transfer of our shares generally should prevent a tax-exempt entity from owning more than 10% of the value of our shares and generally should prevent us from becoming a pension-held REIT.

            Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our shares.

 Other Tax Considerations

Legislative or Other Actions Affecting REITs

            The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common equity.

Medicare 3.8% Tax on Investment Income

            For taxable years beginning after December 31, 2012, certain U.S. shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common equity.

Foreign Account Tax Compliance Act

            Legislation enacted in 2010 and Treasury regulations and other official guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, on gross proceeds from the sale of, our common equity held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to accounts and shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which our common equity is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common equity held by an investor that is a non-financial non-U.S. entity which does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to shareholders in respect of any amounts withheld. Non-U.S. shareholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common equity.

State, Local and Foreign Taxes

            We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our shares.

 SHARES ELIGIBLE FOR FUTURE SALE

General

            Prior to the separation, there has been no market for our common shares. Therefore, future sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices.

            Upon completion of the separation, we will have            shares of common equity outstanding and            shares of common equity reserved for issuance upon redemption of common units ("redemption shares"). In addition, we will have reserved for issuance to directors, executive officers and other SPG employees who provide services to us under our 2013 Equity Compensation Plan an aggregate of            shares of our common equity and will have reserved for issuance to SPG under the SPG Equity Incentive Plan an aggregate of            shares of common equity, in each case that, if and when such shares are issued, may be subject in whole or in part to vesting requirements or the lapsing of restrictions.

            The SpinCo common shares distributed to SPG shareholders will be freely transferable, except for shares received by persons who may be deemed to be SpinCo "affiliates" under the Securities Act. Persons who may be deemed to be affiliates of SpinCo after the separation generally include individuals or entities that control, are controlled by or are under common control with SpinCo and may include directors and certain officers or principal shareholders of SpinCo. SpinCo affiliates will be permitted to sell their SpinCo common shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.

Redemption/Exchange Rights

            Pursuant to the partnership agreement of our operating partnership, persons that own the common units will have the right to redeem their units. When a limited partner exercises this right with respect to common units, the partnership must redeem the common units for cash or, at our option, unregistered common shares, on a one-for-one basis subject to the terms and conditions of the partnership agreement. These redemption rights generally may be exercised by the limited partners at any time after one year following the issuance of the common units. Please refer to "Partnership Agreement — Redemption Rights." Any amendment to the partnership agreement that would affect these redemption rights would require our consent as general partner and the consent of all limited partners adversely affected.

Rule 144

            Any "restricted" securities under the meaning of Rule 144 of the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.

            In general, under Rule 144 as currently in effect, if six months have elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the holder of such restricted shares can sell such shares; provided that the number of shares sold by such person within any three-month period cannot exceed the greater of 1% of the total number of shares of our common equity then outstanding or the average weekly trading volume of our common equity on the            during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

            Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Grants Under Our Equity Compensation Plan

            It is expected that, prior to the completion of the separation, SpinCo will adopt an equity compensation plan, which will be described in subsequent amendments to this information statement.

 PARTNERSHIP AGREEMENT

            The summary of the partnership agreement of SPG SpinCo Subsidiary Limited Partnership ("SpinCo L.P.") is qualified in its entirety by reference to the full text of the applicable agreement, which is incorporated by reference into this information statement.

            SpinCo L.P., our operating partnership, will be an Indiana limited partnership. SpinCo is the sole general partner of this partnership. Upon completion of the separation, we will own, through wholly owned subsidiaries, approximately        % of the partnership interests in our operating partnership, and the remaining approximately        % will be held by existing limited partners of Simon Property Group L.P. In the future, we may issue additional interests in SpinCo L.P. or any of our other operating partnerships to third parties.

Management

            Pursuant to the partnership agreement of SpinCo L.P., we, as the sole managing member of the general partner, generally have full, exclusive and complete responsibility and discretion in the management, operation and control of the partnership, including the ability to cause the partnership to enter into certain major transactions, including acquisitions, developments and dispositions of properties, borrowings and refinancings of existing indebtedness. No limited partner may take part in the operation, management or control of the business of our operating partnership by virtue of being a holder of limited partnership units.

            Our subsidiary may not be removed as general partner of the partnership. Upon the bankruptcy or dissolution of the general partner, the general partner shall be deemed to be removed automatically.

            The limited partners of our operating partnership have agreed that in the event of a conflict in the fiduciary duties owed (i) by us to our shareholders and (ii) by us, as general partner of our operating partnership, to those limited partners, we may act in the best interests of our shareholders without violating our fiduciary duties to the limited partners of our operating partnership or being liable for any resulting breach of our duties to the limited partners.

Transferability of Interests

            General Partner.    The partnership agreement provides that we may not transfer our interest as a general partner (including by sale, disposition, merger or consolidation) without the consent of the limited partners.

            Limited Partner.    The partnership agreement prohibits the sale, assignment, transfer, pledge or disposition of all or any portion of the limited partnership units without our consent, which we may give or withhold in our sole discretion. The partnership agreement contains other restrictions on transfer if, among other things, that transfer (i) would cause us to fail to comply with the REIT rules under the Code or (ii) would cause our operating partnership to become a publicly traded partnership under the Code.

Capital Contributions

            The partnership agreement provides that if the partnership requires additional funds at any time in excess of funds available to the partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the partnership. Under the partnership agreement, we will be obligated to contribute the proceeds of any offering of shares as additional capital to our operating partnership. Our operating partnership is authorized to cause the partnership to issue partnership interests for less than fair market value if we conclude in good faith that such issuance is in both the partnership's and our best interests.

            The partnership agreement provides that we may make additional capital contributions, including properties, to the partnership in exchange for additional partnership units. If we contribute additional capital to the partnership and receive additional partnership interests for such capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of such additional capital contributions and the value of the partnership at the time of such contributions. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital to the partnership and receive additional partnership interests for such capital contribution, the capital accounts of the partners will be adjusted upward or downward to reflect any unrealized gain or loss attributable to our properties as if there were an actual sale of such properties at the fair market value thereof. Limited partners have no preemptive right to make additional capital contributions.

            The operating partnership could also issue preferred partnership interests in connection with the acquisitions of property or otherwise. Any such preferred partnership interests have priority over common partnership interests with respect to distributions from the partnership, including the partnership interests that our wholly owned subsidiaries own.

Redemption Rights

            Under the partnership agreement, SpinCo L.P. will be required to redeem units held by us only when we have redeemed our common shares.

Conversion Rights

            Limited partners will have the right under the partnership agreement to exchange their units for SpinCo common shares or cash as selected by the general partner.

Operations

            The partnership agreement requires the partnership to be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to minimize any excise tax liability imposed by the Code and to ensure that the partnership will not be classified as a "publicly-traded partnership" taxable as a corporation under Section 7704 of the Code.

            In addition to the administrative and operating costs and expenses incurred by the partnership, the partnership will pay all of our administrative costs and expenses. These expenses will be treated as expenses of the partnership and will generally include all expenses relating to our continuity of existence, all expenses relating to offerings and registration of securities, all expenses associated with the preparation and filing of any of our periodic reports under federal, state or local laws or regulations, all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body and all of our other operating or administrative costs incurred in the ordinary course of its business on behalf of the partnership.

Distributions

            The partnership agreement provides that the partnership will make cash distributions in amounts and at such times as determined by us in our sole discretion, to us and other limited partners in accordance with the respective percentage interests of the partners in the partnership.

            Upon liquidation of the partnership, after payment of, or adequate provisions for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with the respective positive capital account balances of the partners.

Allocations

            Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally are allocated to us and the other limited partners in accordance with the respective percentage interests of the partners in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder.

Amendments

            The provisions of the Partnership Agreement may not be amended, modified or supplemented without the written consent of all partners which the general partner reasonably determines to be adversely affected, subject to certain exceptions.

 Exculpation and Indemnification of the General Partner

            The partnership agreement of our operating partnership provides that neither the general partner nor any of its directors and officers will be liable to the partnership or to any of its partners as a result of errors in judgment or mistakes of fact or law or of any act or omission, if the general partner acted in good faith.

            In addition, the partnership agreement requires our operating partnership to indemnify and hold the general partner and its directors, officers and any other person it designates, harmless from and against any and all claims arising from operations of our operating partnership in which any such indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that the act or omission of the indemnitee was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, the indemnitee actually received an improper personal benefit in money, property or services or in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

            No indemnitee may subject any partner of our operating partnership to personal liability with respect to this indemnification obligation as this indemnification obligation will be satisfied solely out of the assets of the partnership.

Term

            The partnership shall continue until December 31, 2096, unless dissolved upon (i) the general partner's bankruptcy or dissolution or withdrawal (unless the limited partners elect to continue the partnership), (ii) the sale or other disposition of all or substantially all of the assets of the partnership, (iii) an election by us in our capacity as the sole owner of the general partner or (iv) dissolution required by operation of law.

 WHERE YOU CAN FIND MORE INFORMATION

            SpinCo has filed a registration statement on Form 10 with the SEC with respect to the SpinCo common shares being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to SpinCo and its common shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

            As a result of the distribution, SpinCo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

            SpinCo intends to furnish holders of its common shares with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

            You should rely only on the information contained in this information statement or to which this information statement has referred you. SpinCo has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

 INDEX TO FINANCIAL STATEMENTS

Page Number
SPG SpinCo Subsidiary Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 17, 2013	F-3
SPG Businesses
Combined Financial Statements
Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-5
Combined Balance Sheets as of December 31, 2012 and 2011	F-6
Combined Statements of Operations for the years ended December 31, 2012, 2011 and 2010	F-7
Combined Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-8
Combined Statements of Equity for the years ended December 31, 2012, 2011 and 2010	F-9
Notes to Combined Financial Statements	F-10
Schedule III — Real Estate and Accumulated Depreciation	F-23
Unaudited Combined Financial Statements
Combined Balance Sheets as of September 30, 2013 and December 31, 2012	F-27
Combined Statements of Operations for the nine months ended September 30, 2013 and 2012	F-28
Combined Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	F-29
Notes to Combined Financial Statements	F-30

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Simon Property Group, Inc.:

            We have audited the accompanying balance sheet of SPG SpinCo Subsidiary Inc. as of December 17, 2013 (capitalization). The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

            We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

            In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of SPG SpinCo Subsidiary Inc. at December 17, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Indianapolis, Indiana
December 24, 2013

SPG SpinCo Subsidiary Inc.

BALANCE SHEET AS OF DECEMBER 17, 2013 (capitalization)

ASSETS
Cash	$1,000

SHAREHOLDER'S EQUITY
Common stock ($0.0001 par value, 850,000,000 shares authorized, 100 issued and outstanding)	$1,000

See notes to balance sheet.

SPG SpinCo Subsidiary Inc.

NOTES TO BALANCE SHEET

AS OF DECEMBER 17, 2013 (capitalization)

1. ORGANIZATION

            SPG SpinCo Subsidiary Inc. ("SpinCo" or the "Company") was incorporated as an Indiana corporation on December 13, 2013 (capitalized on December 17, 2013), for purposes of holding the strip center business and smaller enclosed malls of Simon Property Group, Inc. ("SPG"). The Company has no material assets or any operations. The Company's sole shareholder is SPG, a self-administered and self-managed, publicly registered, real estate trust, formed in Delaware and headquartered in Indianapolis, Indiana.

2. BASIS OF PRESENTATION

            The Company's balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Operations, Changes in Shareholder's Equity and of Cash Flows have not been presented because this entity has had no activity.

3. SHAREHOLDER'S EQUITY

            The Company has been capitalized with the issuance of 100 shares of common stock ($0.0001 par value per share) for a total of $1,000.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Simon Property Group, Inc.:

            We have audited the accompanying combined balance sheets of SPG Businesses as of December 31, 2012 and 2011, and the related combined statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audit also included the combined financial statement schedule listed in the Index to Financial Statements on Page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

            We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of SPG Businesses at December 31, 2012 and 2011, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Indianapolis, Indiana
December 24, 2013

SPG Businesses
Combined Balance Sheets
(Dollars in thousands)

	December 31, 2012	December 31, 2011
ASSETS:
Investment properties at cost	$4,664,028	$4,592,008
Less — accumulated depreciation	1,802,322	1,687,291

	2,861,706	2,904,717
Cash and cash equivalents	30,986	22,611
Tenant receivables and accrued revenue, net	59,336	61,690
Investment in unconsolidated entities, at equity	3,775	4,061
Deferred costs and other assets	104,387	112,561

Total assets	$3,060,190	$3,105,640

LIABILITIES:
Mortgages	$926,159	$1,014,852
Accounts payable, accrued expenses, intangibles, and deferred revenues	157,929	133,201
Cash distributions and losses in partnerships and joint ventures, at equity	39,227	41,776
Other liabilities	14,297	5,851

Total liabilities	1,137,612	1,195,680

EQUITY:
SPG equity	1,921,597	1,909,059
Noncontrolling interests	981	901

Total equity	1,922,578	1,909,960

Total liabilities and equity	$3,060,190	$3,105,640

The accompanying notes are an integral part of these statements.

SPG Businesses
Combined Statements of Operations
(Dollars in thousands)

	For the Year Ended December 31,
	2012	2011	2010
REVENUE:
Minimum rent	$416,824	$384,512	$382,871
Overage rent	8,047	5,892	5,390
Tenant reimbursements	181,011	171,895	173,159
Other income	11,960	9,188	10,572

Total revenue	617,842	571,487	571,992

EXPENSES:
Property operating	105,580	98,019	96,952
Depreciation and amortization	187,162	153,906	153,205
Real estate taxes	75,321	70,210	68,479
Repairs and maintenance	21,891	22,595	23,196
Advertising and promotion	8,889	8,749	9,725
Provision for credit losses	1,899	752	1,099
Other	4,847	4,741	4,775

Total operating expenses	405,589	358,972	357,431

OPERATING INCOME	212,253	212,515	214,561
Interest expense	(58,844)	(55,326)	(63,601)
Income and other taxes	(165)	(157)	(119)
Income (loss) from unconsolidated entities	1,110	(91)	(464)

NET INCOME	154,354	156,941	150,377
Net income attributable to noncontrolling interests	259	344	387

NET INCOME ATTRIBUTABLE TO SPG	$154,095	$156,597	$149,990

The accompanying notes are an integral part of these statements.

SPG Businesses
Combined Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$154,354	$156,941	$150,377
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	187,479	154,471	153,700
Provision for credit losses	1,899	752	1,099
Straight-line rent	(687)	(65)	621
Equity in (income) loss of unconsolidated entities	(1,110)	91	464
Distributions of income from unconsolidated entities	2,558	129	694
Changes in assets and liabilities —
Tenant receivables and accrued revenue, net	1,176	(4,240)	3,084
Deferred costs and other assets	(13,086)	(14,050)	(15,041)
Acounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	15,451	836	1,623

Net cash provided by operating activities	348,034	294,865	296,621

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net	(77,538)	(82,537)	(30,221)
Investments in unconsolidated entities	(5,109)	(1,434)	(1,640)
Distributions of capital from unconsolidated entities	1,399	2,093	2,840

Net cash used in investing activities	(81,248)	(81,878)	(29,021)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in SPG investment, net	(157,285)	68,579	(249,517)
Distributions to noncontrolling interest holders in properties	(179)	(245)	(585)
Proceeds from issuance of debt, net of transaction costs	57,866	145,784	47,508
Repayments of debt	(158,813)	(424,192)	(63,545)

Net cash used in financing activities	(258,411)	(210,074)	(266,139)

INCREASE IN CASH AND CASH EQUIVALENTS	8,375	2,913	1,461
CASH AND CASH EQUIVALENTS, beginning of period	22,611	19,698	18,237

CASH AND CASH EQUIVALENTS, end of period	$30,986	$22,611	$19,698

The accompanying notes are an integral part of these statements.

SPG Businesses
Combined Statements of Equity
(Dollars in thousands)

	SPG Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2009	$1,674,927	$1,633	$1,676,560
Net Income	149,989	387	150,376
Distributions to noncontrolling interest holders in properties	—	(585)	(585)
Distributions to SPG, net	(249,517)	—	(249,517)

Balance at December 31, 2010	$1,575,399	$1,435	$1,576,834

Net Income	156,597	344	156,941
Distributions to noncontrolling interest holders in properties and other	—	(878)	(878)
Contributions from SPG, net	177,063	—	177,063

Balance at December 31, 2011	$1,909,059	$901	$1,909,960

Net Income	154,095	259	154,354
Distributions to noncontrolling interest holders in properties	—	(179)	(179)
Distributions to SPG, net	(141,557)	—	(141,557)

Balance at December 31, 2012	$1,921,597	$981	$1,922,578

The accompanying notes are an integral part of these statements.

SPG Businesses

Notes to Combined Financial Statements

(Dollars in thousands, except where indicated as in millions or billions)

1. Organization

            SPG SpinCo Subsidiary Inc. ("SpinCo") is a newly formed Indiana corporation that was created to hold the strip center business and smaller enclosed malls of Simon Property Group, Inc. ("SPG") and its subsidiaries. SpinCo is currently a wholly owned subsidiary of SPG. Prior to or concurrently with the separation, SPG will engage in certain formation transactions that are designed to consolidate the ownership of its interests in 98 properties ("SPG Businesses") and distribute such interests to SpinCo and its operating partnership, SPG SpinCo Subsidiary L.P. ("SpinCo L.P."). Pursuant to the separation agreement, SPG will distribute 100% of the common shares of SpinCo on a pro rata basis to SPG's shareholders as of the record date. Unless the context otherwise requires, references to "we", "us" and "our" refer to SPG Businesses after giving effect to the transfer of assets and liabilities from SPG. In addition, SPG Businesses are currently operated as subsidiaries of SPG, which operates as a real estate investment trust ("REIT"). SpinCo is expected to operate as a REIT subsequent to the separation and distribution.

            At the time of the separation and distribution, SpinCo will own a percentage of the outstanding common units of SpinCo L.P. that is equal to the percentage of outstanding common units of Simon Property Group, L.P. owned by Simon Property Group, Inc., with the remaining common units of SpinCo L.P. being owned by several limited partners who are also limited partners of Simon Property Group, L.P. At the effective time of the distribution, limited partners of Simon Property Group, L.P. will own the same percentage of outstanding common units of SpinCo L.P. that they own in Simon Property Group, L.P. The common units in SpinCo L.P. will be redeemable by their holders for cash or, at SpinCo's option, for SpinCo common shares on a one-for-one basis. The accompanying combined financial statements reflect Simon Property Group, L.P.'s interests in the SPG Businesses.

            To date, we have not conducted any business as a separate company and have no material assets or liabilities. The operations of the business to be transferred to SpinCo by SPG are presented as if the transferred business was our business for all historical periods described and at the carrying value of such assets and liabilities reflected in SPG's books and records.

            SpinCo will enter into agreements with SPG which will provide for various services to be provided to SpinCo by SPG, including accounting, asset management, development, human resources, information technology, leasing, legal, marketing, public reporting and tax. The charges for the services will be estimated based on an hourly or per transaction fee arrangement and pass-through of out-of-pocket costs.

            Our assets are expected to consist of interests in 44 malls with approximately 36.4 million square feet of gross leasable space and 54 strip centers with approximately 16.6 million square feet of gross leasable space. One of these strip centers was under development at December 31, 2012 and subsequently opened during the third quarter of 2013. In addition to the above properties, the combined historical financial statements include interests in three strip centers held within a joint venture portfolio of properties which were sold during the first quarter of 2013 as well as one additional strip center which is expected to be disposed of prior to the distribution. Our ownership interests in these properties are combined under accounting principles generally accepted in the United States of America ("GAAP").

            We derive our revenues primarily from retail tenant leases, including fixed minimum rent leases, overage and percentage rent leases based on tenants' sales volumes, offering property operating services to our tenants and others, including energy, waste handling and facility services, and reimbursements from tenants for certain recoverable expenditures such as property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

            We seek to enhance the performance of our properties and increase our revenues by, among other things, securing leases of anchor tenant spaces, re-developing or renovating existing properties to increase the leasable square footage, and increasing the productivity of occupied locations through aesthetic upgrades, re-merchandising and/or changes to the retail use of the space.

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

2. Basis of Presentation and Combination

            The accompanying combined financial statements include the accounts of SPG Businesses presented on a combined basis as the ownership interests are currently under common control and ownership of SPG. All significant intercompany balances and transactions have been eliminated.

            Our combined financial statements are derived from the books and records of SPG and were carved-out from SPG at a carrying value reflective of such historical cost in such SPG records. Our historical financial results reflect charges for certain corporate costs and we believe such charges are reasonable; however, such results do not necessarily reflect what our expenses would have been had we been operating as a separate stand-alone public company. These charges are further discussed in Note 9. Costs of the services that were charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us. The historical combined financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company. For joint venture or mortgaged properties, SPG has a standard management agreement for management, leasing and development activities provided to the properties. Management fees are based upon a percentage of revenues. For any wholly owned property that does not have a management agreement, SPG allocates the proportion of the underlying costs of management, leasing and development, in a manner that is materially consistent with the percentage of revenue-based management fees and/or upon the actual volume of leasing and development activity occurring at the property.

            These combined financial statements reflect the consolidation of properties that are wholly owned or properties in which we own less than a 100% interest but that we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us.

            We also consolidate a variable interest entity, or VIE, when we are determined to be the primary beneficiary. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements. There have been no changes during 2012 in previous conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During 2012, we did not provide financial or other support to a previously identified VIE that we were not previously contractually obligated to provide.

            Investments in partnerships and joint ventures represent our noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement and cash contributions and distributions, if applicable. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences. We separately report investments in joint ventures for which accumulated distributions have exceeded investments in and our share of net income from the joint ventures within cash distributions and losses in partnerships and joint ventures, at equity in the combined balance sheets. The net equity of certain joint ventures is less than zero because of financing or operating distributions that are usually greater than net income, as net income includes non-cash charges for depreciation and amortization.

            As of December 31, 2012, the combined financial statements reflect the consolidation of 83 wholly owned properties and four additional properties that are less than wholly owned, but which we control or for which we are the primary beneficiary. We account for our interests in the remaining 15 properties, or the joint venture properties, using the equity method of accounting, as we have determined we have significant influence over their operations. We

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

2. Basis of Presentation and Combination (Continued)

manage the day-to-day operations of the joint venture properties, but have determined that our partner or partners have substantive participating rights with respect to the assets and operations of these joint venture properties.

3. Summary of Significant Accounting Policies

  Cash and Cash Equivalents

            We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents generally consist of commercial paper, bankers acceptances, repurchase agreements, and money market deposits or securities. Financial instruments that potentially subject us to concentrations of credit risk include our cash and cash equivalents and our trade accounts receivable. We place our cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits.

  Investment Properties

            We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred during construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extends the useful life, increases capacity, or improves the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,
	2012	2011	2010
Capitalized interest	$442	$472	$15

            We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We amortize tenant allowances and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

            We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in a property's cash flows, ending occupancy or total sales per square foot. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using unobservable data such as operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments, including investments in unconsolidated entities, if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments is other-than-temporary. Changes in economic and operating conditions that occur subsequent to our review of recoverability of investment property and other investments could impact the assumptions

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

  Investments in Unconsolidated Entities

            Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio of properties. We held joint venture ownership interests in 15 properties as of December 31, 2012 and 2011.

            Certain of our joint venture properties are subject to various rights of first refusal, buy-sell provisions, put and call rights, or other sale or marketing rights for partners which are customary in real estate joint venture agreements and the industry. We and our partners in these joint ventures may initiate these provisions (subject to any applicable lock up or similar restrictions), which may result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest from our partner.

  Purchase Accounting Allocation

            We allocate the purchase price of acquisitions and any excess investment in unconsolidated entities to the various components of the acquisition based upon the fair value of each component which may be derived from various observable or unobservable inputs and assumptions. Also, we may utilize third party valuation specialists. These components typically include buildings, land and intangibles related to in-place leases and we estimate:

  •
  the fair value of land and related improvements and buildings on an as-if-vacant basis,

  •
  the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues,

  •
  the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions, and

  •
  the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

            Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related intangibles.

  Fair Value Measurements

            Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

            Note 6 includes a discussion of the fair value of debt measured using Level 2 inputs. Notes 3 and 4 include a discussion of the fair values recorded in purchase accounting and impairment, using Level 2 and Level 3 inputs. Level 3 inputs to our purchase accounting and impairment include our estimations of net operating results of the property, capitalization rates and discount rates.

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

  Use of Estimates

            We prepared the accompanying combined financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

  Per Share Data

            Presentation of earnings per share information is not applicable as all our common shares, since the date of our formation are owned, directly or indirectly by SPG.

  Segment Disclosure

            Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including malls and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of, and in many cases, the same tenants.

  Deferred Costs and Other Assets

            Deferred costs and other assets include the following as of December 31:

	2012	2011
Deferred financing and lease costs, net	$46,225	$44,441
In-place lease intangibles, net	32,467	43,480
Acquired above market lease intangibles, net	8,833	10,114
Mortgage and other escrow deposits	11,841	11,630
Prepaids, notes receivable and other assets, net	5,021	2,896

	$104,387	$112,561

  Deferred Financing and Lease Costs

            Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist of fees charged by SPG for salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. Details of these deferred costs as of December 31 are as follows:

	2012	2011
Deferred financing and lease costs	$89,887	$87,404
Accumulated amortization	(43,662)	(42,963)

Deferred financing and lease costs, net	$46,225	$44,441

            We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs is a component of depreciation and amortization

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

expense. We amortize debt premiums and discounts, which are included in mortgages, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. The accompanying combined statements of operations include amortization as follows:

	For the Year Ended December 31,
	2012	2011	2010
Amortization of deferred financing costs	$1,231	$1,260	$1,251
Amortization of debt premiums, net of discounts	(1,361)	(708)	(770)
Amortization of deferred leasing costs	10,247	9,699	9,378

  Intangibles

            The average life of in-place lease intangibles is approximately 5.3 years, is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the combined statements of operations. The fair market value of above and below market leases is amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles is approximately 6.6 years. The unamortized amount of below market leases is included in accounts payable, accrued expenses, intangibles and deferred revenues in the combined balance sheets and was $12.9 million and $0.1 million as of December 31, 2012 and 2011, respectively. The amount of amortization of above and below market leases, net for the years ended December 31, 2012, 2011, and 2010 was $448, $13, and $14, respectively. If a lease is terminated prior to the original lease termination, any remaining unamortized intangible is written off to earnings. Details of intangible assets as of December 31, 2012 are as follows.

	2012	2011
In-place lease intangibles	$43,645	$43,480
Accumulated amortization	(11,178)	—

In-place lease intangibles, net	$32,467	$43,480

Acquired above market lease intangibles	$10,114	$10,114
Accumulated amortization	(1,281)	—

Acquired above market lease intangibles, net	$8,833	$10,114

            Estimated future amortization and the increasing (decreasing) effect on minimum rents for our above and below market leases as of December 31, 2012 are as follows:

	Below Market Leases	Above Market Leases	Impact to Minimum Rent, Net
2013	$2,101	$(1,281)	$820
2014	2,101	(1,281)	820
2015	1,921	(1,281)	640
2016	1,916	(1,281)	635
2017	1,117	(742)	375
Thereafter	3,695	(2,967)	728

	$12,851	$(8,833)	$4,018

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

  Revenue Recognition

            We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. A large number of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed the applicable sales threshold. We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.

            We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance, or CAM, real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. As of December 31, 2012 the vast majority of our mall leases receive a fixed payment from the tenant for the CAM component which is recorded as revenue when earned. When not reimbursed by the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

  Allowance for Credit Losses

            We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Accounts are written off when they are deemed to be no longer collectible. Presented below is the activity in the allowance for credit losses during the following years:

	For the Year Ended December 31,
	2012	2011	2010
Balance, beginning of period	$3,154	$3,870	$7,144
Acquisitions	14	61	—
Provision for credit losses	1,899	752	1,099
Accounts written off, net of recoveries	(1,353)	(1,529)	(4,373)

Balance, end of period	$3,714	$3,154	$3,870

  Income and Other Taxes

            The properties in the combined financial statements are owned directly or indirectly by partnerships, limited liability partnerships or limited liability companies and as a result, the allocated share of income or loss for each period is included in the income tax returns of the partners. Accordingly, no accounting for income taxes is required in the combined financial statements.

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

            SPG Businesses have historically operated under SPG's REIT structure. Subsequent to the transfer of the properties to SpinCo and the distribution of SpinCo's common shares to the SPG shareholders, we expect to operate as a REIT under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require the entity to distribute at least 90% of taxable income to its owners and meet certain other asset and income tests as well as other requirements. As a REIT, we would generally not be liable for federal corporate income taxes as long as we continue to distribute in excess of 100% of taxable income. As we operated under SPG's REIT structure, there is no provision for federal income taxes for these entities in the accompanying combined financial statements. If we were to fail to qualify as a REIT, we would be subject to tax at regular corporate rates for the years in which we failed to qualify. If we were to lose REIT status, we could not elect to be taxed as a REIT for four years unless failure to qualify was due to reasonable cause and certain other conditions were satisfied.

            We are also subject to certain other taxes, including state and local taxes and franchise taxes which are included in income and other taxes in the combined statements of operations.

4. Real Estate Acquisitions

            Acquisition activity for the periods presented is highlighted as follows:

  2012 Acquisition

            On March 22, 2012, SPG acquired a controlling interest in Concord Mills Marketplace, a previously unconsolidated property, and recorded its acquisition of the interest using the acquisition method of accounting. Results of operations of this property have been included in the combined results from the date of SPG's acquisition of its 100% interest in this property. Tangible and intangible assets and liabilities were established based on their estimated fair values at the date of acquisition. We amortize these amounts over the estimated life of the related depreciable components of investment property, typically no greater than 40 years, the terms of the applicable leases and the applicable debt maturity. The table below summarizes our final purchase price allocation to the amounts of assets acquired and liabilities assumed as a result of the acquisition.

Investment properties	$29,978
Tenant Receivables and accrued revenue, net	36
Deferred costs and other assets (including intangibles)	784

Total Assets	$30,798

Mortgages and other indebtedness, including premiums	$12,981
Accounts payable, accrued expenses, intangibles and other	1,473

Total Liabilities	$14,454

  2011 Acquisitions

            On December 31, 2011, SPG and its former joint venture partner dissolved a venture in which SPG had a 50% interest and distributed a portfolio of twelve properties previously held within the venture to SPG and its joint venture partner. As a result, as of the date of the distribution, SPG had a 100% interest in six of the properties previously held by the 50% owned joint venture. Five of these properties will be transferred to us in connection with our separation from SPG. Accordingly, the wholly owned properties are treated as an acquisition in the Combined Financial Statements from December 31, 2011, the date of SPG's acquisition of its 100% interest in these properties. Prior to the 2011 distribution, the properties are not included in the SPG Businesses Combined Financial Statements as SPG's

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

4. Real Estate Acquisitions (Continued)

investment was in the entire joint venture portfolio and as such, SPG did not have a separated interest in each of these properties. Such legal interest in the dissolved joint venture is not being contributed to us.

            The distribution resulted in a remeasurement of the distributed assets to estimated fair value. Tangible and intangible assets and liabilities were established based on their estimated fair values at the date of acquisition. We amortize these amounts over the estimated life of the related depreciable components of investment property, typically no greater than 40 years, the terms of the applicable leases and the applicable debt maturity. The table below summarizes our final purchase price allocations to the amounts of assets acquired and liabilities assumed as a result of the acquisitions.

Investment properties	$356,927
Tenant Receivables and accrued revenue, net	4,529
Deferred costs and other assets (including intangibles)	53,594

Total Assets	$415,050

Mortgages and other indebtedness, including premiums	$284,727
Accounts payable, accrued expenses and intangibles	21,619
Other Liabilities	853

Total Liabilities	$307,199

5. Investment Properties

            Investment properties consist of the following as of December 31:

	2012	2011
Land	$662,108	$643,470
Buildings and improvements	3,938,634	3,883,560

Total land, buildings and improvements	4,600,742	4,527,030
Furniture, fixtures and equipment	63,286	64,978

Investment properties at cost	4,664,028	4,592,008
Less — accumulated depreciation	1,802,322	1,687,291

Investment properties at cost, net	$2,861,706	$2,904,717

Construction in progress included above	$48,707	$30,294

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

6. Indebtedness

            Our mortgage indebtedness consists of the following as of December 31:

	2012	2011
Fixed-Rate Debt:
Mortgages, including $1,591 and $2,758 net premiums, respectively. Weighted average interest and maturity of 5.89% and 4.8 years at December 31, 2012. Weighted average interest and maturity of 6.07% and 5.0 years at December 31, 2011.	$926,159	$985,590

Total Fixed-Rate Debt	926,159	985,590
Variable-Rate Debt:
Mortgages, at face value. Weighted average interest and maturity of 3.30% and 3.0 years at December 31, 2011.	—	29,262

Total Variable-Rate Debt	—	29,262

Total Mortgage Indebtedness	$926,159	$1,014,852

            General.    At December 31, 2012, certain of our subsidiaries were the borrowers under 24 non-recourse mortgage notes secured by mortgages on 24 properties, including two separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of six properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt instruments contain financial and other non-financial covenants which are specific to the properties which serve as collateral for that debt. Our existing non-recourse mortgage notes generally prohibit our subsidiaries that are borrowers thereunder from incurring additional indebtedness, subject to certain customary and limited exceptions. In addition, certain or these instruments limit the ability of the applicable borrower's parent entity from incurrent mezzanine indebtedness unless certain conditions are satisfied, including compliance with maximum loan to value ratio and minimum debt service coverage ratio tests. Further, under certain of these existing agreements, if certain cash flow levels in respect of the applicable mortgaged property (as described in the applicable agreement) are not maintained for at least two consecutive quarters, the lender could accelerate the debt and enforce its right against its collateral. If the borrower fails to comply with these covenants, the lender could accelerate the debt and enforce its right against their collateral. At December 31, 2012, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually, or giving effect to applicable cross-default provisions in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

  Mortgage Debt

            Total mortgage indebtedness was $926.2 million and $1.0 billion at December 31, 2012 and 2011, respectively. During 2012, we repaid $114.2 million in mortgage loans with a weighted average interest rate of 5.64%, unencumbering seven properties, and had $25.0 million in new borrowings.

            As further discussed in Note 4, on March 22, 2012, SPG acquired a controlling interest in a previously unconsolidated property and recorded its acquisition of the interest using the acquisition method of accounting. The associated mortgage debt, including the fair value premium, was $13.0 million.

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

6. Indebtedness (Continued)

            Scheduled principal repayments on indebtedness as of December 31, 2012 are as follows:

2013	$10,794
2014	241,412
2015	33,824
2016	302,477
2017	47,641
Thereafter	288,420

Total principal maturities	924,568
Net unamortized debt premium	1,591

Total mortgages	$926,159

            Cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,
	2012	2011	2010
Cash paid for interest	$58,753	$56,088	$63,116

  Fair Value of Debt

            The carrying value of our variable-rate mortgages approximates their fair values. We estimate the fair values of fixed-rate mortgages using cash flows discounted at current borrowing rates. The book value of our fixed-rate mortgages was $926.2 million and $985.6 million as of December 31, 2012 and 2011, respectively. The fair values of these financial instruments and the related discount rate assumptions as of December 31 are summarized as follows:

	2012	2011
Fair value of fixed-rate mortgages	$1,014,405	$1,081,009
Weighted average discount rates assumed in calculation of fair value for fixed-rate mortgages	3.33%	3.60%

7. Rentals under Operating Leases

            Future minimum rentals to be received under non-cancelable operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume, as of December 31, 2012 are as follows:

2013	$338,239
2014	299,260
2015	242,988
2016	191,112
2017	141,764
Thereafter	356,247

$1,569,610

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

8. Commitments and Contingencies

  Litigation

            We are involved from time-to-time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters, and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

  Lease Commitments

            As of December 31, 2012, a total of six properties are subject to ground leases. The termination dates of these ground leases range from 2016 to 2076. These ground leases generally require us to make fixed annual rental payments, or a fixed annual rental plus a percentage rent component based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense, which is included in other expense, as follows:

	For the Year Ended December 31,
	2012	2011	2010
Ground lease expense	$2,903	$2,850	$2,862

            Future minimum lease payments due under these ground leases for years ending December 31, excluding applicable extension options, are as follows:

2013	$1,624
2014	1,624
2015	2,550
2016	2,550
2017	2,526
Thereafter	94,818

$105,692

  Concentration of Credit Risk

            Our properties rely heavily upon anchor or major tenants to attract customers; however, these retailers do not constitute a material portion of our financial results. Additionally, many anchor retailers in the mall properties own their spaces further reducing their contribution to our operating results. All operations are within the United States and no customer or tenant accounts for 5% or more of our combined revenues.

9. Related Party Transactions

            As described in Note 1, the accompanying combined financial statements present the operations of SPG Businesses as carved-out from the financial statements of SPG. Transactions between the properties have been eliminated in the combined presentation. A fee for certain centralized SPG costs incurred for activities such as common costs for management and other services, national advertising and promotion programs, consulting, accounting, legal, marketing and management information systems have been made to the properties in the combined financial statements. In addition, certain commercial general liability and property damage insurance is provided to the properties by an indirect subsidiary of SPG. Amounts charged to expense for common costs, services, and other as well as insurance premiums are included in property operating costs in the combined statements of operations. Charges for

SPG Businesses

Notes to Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

9. Related Party Transactions (Continued)

each of the periods presented for properties which are consolidated in the SPG Businesses portfolio are as included below.

	For the Year Ended December 31,
	2012	2011	2010
Common costs, services and other	$16,605	$14,967	$14,630
Insurance premiums	9,313	8,681	8,825
Advertising and promotional programs	1,303	1,373	1,571

            Leasing and development fees charged by SPG are capitalized by the property. For the years ended December 31, 2012, 2011 and 2010, these charges were $12,092, $11,766 and $10,139, respectively.

            Leasing and development fees charged to unconsolidated properties were $826, $121 and $256 for the years ended December 31, 2012, 2011 and 2010, respectively. Amounts charged to unconsolidated properties within the SPG Businesses portfolio as included below:

	For the Year Ended December 31,
	2012	2011	2010
Property management costs, services and other	$4,838	$4,886	$4,700
Insurance premiums	260	171	163
Advertising and promotional programs	80	79	85

            At December 31, 2012 and 2011, $7,811 and $7,821, respectively, were payable to SPG and its affiliates and are included in accounts payable, accrued expenses, intangibles, and deferred revenue in the accompanying combined balance sheets.

SCHEDULE III

SPG Businesses
Real Estate and Accumulated Depreciation
December 31, 2012
(Dollars in thousands)

					Cost Capitalized Subsequent to Acquisition		Gross Amounts At Which Carried At Close of Period
			Initial Cost
											Date of Construction or Acquisition
Name	Location	Encumbrances (3)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total (1)	Accumulated Depreciation (2)
Malls
Anderson Mall	Anderson, SC	$20,849	$1,712	$15,227	$851	$20,545	$2,563	$35,772	$38,335	$16,772	1972
Bowie Town Center	Bowie (Washington, D.C.), MD	—	2,479	60,322	235	7,133	2,714	67,455	70,169	28,031	2001
Boynton Beach Mall	Boynton Beach (Miami), FL	—	22,240	78,804	4,666	27,431	26,906	106,235	133,141	48,423	1985
Brunswick Square	East Brunswick (New York), NJ	78,189	8,436	55,838	—	32,327	8,436	88,165	96,601	44,428	1973
Charlottesville Fashion Square	Charlottesville, VA	—	—	54,738	—	18,530	—	73,268	73,268	31,308	1997
Chautauqua Mall	Lakewood, NY	—	3,116	9,641	—	16,082	3,116	25,723	28,839	13,469	1971
Chesapeake Square	Chesapeake (Virginia Beach), VA	66,502	11,534	70,461	—	19,273	11,534	89,734	101,268	49,251	1989
Cottonwood Mall	Albuquerque, NM	—	10,122	69,958	—	6,704	10,122	76,662	86,784	39,731	1996
Edison Mall	Fort Myers, FL	—	11,529	107,350	—	31,240	11,529	138,590	150,119	56,765	1997
Forest Mall	Fond Du Lac, WI	—	721	4,491	—	8,864	721	13,355	14,076	8,885	1973
Great Lakes Mall	Mentor (Cleveland), OH	—	12,302	100,362	—	22,491	12,302	122,853	135,155	54,179	1961
Gulf View Square	Port Richey (Tampa), FL	—	13,690	39,991	1,688	17,882	15,378	57,873	73,251	28,468	1980
Irving Mall	Irving (Dallas), TX	—	6,737	17,479	2,533	39,951	9,270	57,430	66,700	35,859	1971
Jefferson Valley Mall	Yorktown Heights (New York), NY	—	4,868	30,304	—	26,948	4,868	57,252	62,120	34,350	1983
Knoxville Center	Knoxville, TN	—	5,006	21,617	3,712	32,740	8,718	54,357	63,075	33,102	1984
Lima Mall	Lima, OH	—	7,659	35,338	—	13,126	7,659	48,464	56,123	24,387	1965
Lincolnwood Town Center	Lincolnwood (Chicago), IL	—	7,834	63,480	—	7,609	7,834	71,089	78,923	42,987	1990
Lindale Mall	Cedar Rapids, IA	—	14,106	58,286	—	1,213	14,106	59,499	73,605	3,091	1998
Longview Mall	Longview, TX	—	259	3,567	124	8,762	383	12,329	12,712	7,001	1978
Maplewood Mall	St. Paul (Minneapolis), MN	—	17,119	80,758	—	23,994	17,119	104,752	121,871	34,363	2002
Markland Mall	Kokomo, IN	—	—	7,568	—	16,355	—	23,923	23,923	12,193	1968
Melbourne Square	Melbourne, FL	—	15,762	55,891	4,160	28,565	19,922	84,456	104,378	36,439	1982
Mesa Mall	Grand Junction, CO	87,250	12,784	80,639	—	479	12,784	81,118	93,902	4,330	1998
Muncie Mall	Muncie, IN	—	172	5,776	52	27,587	224	33,363	33,587	19,415	1970
Northlake Mall	Atlanta, GA	—	33,400	98,035	—	3,694	33,400	101,729	135,129	67,719	1998
Northwoods Mall	Peoria, IL	—	1,185	12,779	2,164	38,570	3,349	51,349	54,698	31,587	1983
Oak Court Mall	Memphis, TN	—	15,673	57,304	—	9,622	15,673	66,926	82,599	33,577	1997
Orange Park Mall	Orange Park (Jacksonville), FL	—	12,998	65,121	—	41,605	12,998	106,726	119,724	51,597	1994
Paddock Mall	Ocala, FL	—	11,198	39,727	—	21,179	11,198	60,906	72,104	24,616	1980
Port Charlotte Town Center	Port Charlotte, FL	47,074	5,471	58,570	—	15,535	5,471	74,105	79,576	37,559	1989

SCHEDULE III

SPG Businesses
Real Estate and Accumulated Depreciation
December 31, 2012
(Dollars in thousands)

					Cost Capitalized Subsequent to Acquisition		Gross Amounts At Which Carried At Close of Period
			Initial Cost
											Date of Construction or Acquisition
Name	Location	Encumbrances (3)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total (1)	Accumulated Depreciation (2)
Richmond Town Square	Richmond Heights (Cleveland), OH	—	2,600	12,112	—	55,979	2,600	68,091	70,691	49,129	1966
River Oaks Center	Calumet City (Chicago), IL	—	30,560	101,224	—	12,187	30,560	113,411	143,971	52,256	1997
Rolling Oaks Mall	San Antonio, TX	—	1,929	38,609	—	13,768	1,929	52,377	54,306	30,420	1988
Rushmore Mall	Rapid City, SD	94,000	18,839	67,364	—	662	18,839	68,026	86,865	4,410	1998
Southern Hills Mall	Sioux City, IA	101,500	15,025	75,984	—	483	15,025	76,467	91,492	4,204	1998
Southern Park Mall	Youngstown, OH	—	16,982	77,767	97	26,514	17,079	104,281	121,360	49,986	1970
Sunland Park Mall	El Paso, TX	29,626	2,896	28,900	—	9,462	2,896	38,362	41,258	24,744	1988
Town Center at Aurora	Aurora (Denver), CO	—	9,959	56,832	6	57,375	9,965	114,207	124,172	54,298	1998
Towne West Square	Wichita, KS	49,998	972	21,203	61	13,061	1,033	34,264	35,297	22,329	1980
Valle Vista Mall	Harlingen, TX	40,000	1,398	17,159	329	20,701	1,727	37,860	39,587	22,531	1983
Virginia Center Commons	Glen Allen, VA	—	9,764	50,547	4,149	14,528	13,913	65,075	78,988	27,445	1991
West Ridge Mall	Topeka, KS	65,778	5,453	34,148	1,168	23,810	6,621	57,958	64,579	31,399	1988
Westminster Mall	Westminster (Los Angeles), CA	—	43,464	84,709	—	34,387	43,464	119,096	162,560	47,449	1998
Strip Centers
Bloomingdale Court	Bloomingdale (Chicago), IL	25,562	8,422	26,184	—	12,718	8,422	38,902	47,324	20,772	1987
Bowie Town Center Strip	Bowie (Washington, D.C.), MD	—	231	4,722	—	37	231	4,759	4,990	1,881	2001
Charles Towne Square	Charleston, SC	—	—	1,768	370	10,636	370	12,404	12,774	9,008	1976
Chesapeake Center	Chesapeake (Virginia Beach), VA	—	4,410	11,241	—	—	4,410	11,241	15,651	7,126	1989
Concord Mills Marketplace	Concord (Charlotte), NC	12,492	8,261	21,717	—	—	8,261	21,717	29,978	703	2007
Countryside Plaza	Countryside (Chicago), IL	—	332	8,507	2,554	9,898	2,886	18,405	21,291	9,558	1977
Dare Centre	Kill Devil Hills, NC	—	—	5,702	—	336	—	6,038	6,038	1,801	2004
DeKalb Plaza	King of Prussia (Philadelphia), PA	2,530	1,955	3,405	—	1,182	1,955	4,587	6,542	2,284	2003
Empire East	Sioux Falls, SD	—	3,350	10,552	—	1,151	3,350	11,703	15,053	451	1998
Forest Plaza	Rockford, IL	18,074	4,132	16,818	453	12,329	4,585	29,147	33,732	13,292	1985
Gateway Centers	Austin, TX	—	24,549	81,437	—	11,282	24,549	92,719	117,268	31,549	2004
Greenwood Plus	Greenwood (Indianapolis), IN	—	1,129	1,792	—	4,568	1,129	6,360	7,489	3,488	1979
Henderson Square	King of Prussia (Philadelphia), PA	13,632	4,223	15,124	—	838	4,223	15,962	20,185	4,341	2003
Highland Lakes Center	Orlando, FL	—	7,138	25,284	—	2,118	7,138	27,402	34,540	20,064	1991
Keystone Shoppes	Indianapolis, IN	—	—	4,232	2,118	1,317	2,118	5,549	7,667	2,309	1997
Lake Plaza	Waukegan (Chicago), IL	—	2,487	6,420	—	1,173	2,487	7,593	10,080	4,271	1986
Lake View Plaza	Orland Park (Chicago), IL	15,618	4,702	17,543	—	13,211	4,702	30,754	35,456	16,390	1986

SCHEDULE III

SPG Businesses
Real Estate and Accumulated Depreciation
December 31, 2012
(Dollars in thousands)

					Cost Capitalized Subsequent to Acquisition		Gross Amounts At Which Carried At Close of Period
			Initial Cost
											Date of Construction or Acquisition
Name	Location	Encumbrances (3)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total (1)	Accumulated Depreciation (2)
Lakeline Plaza	Cedar Park (Austin), TX	16,933	5,822	30,875	—	8,913	5,822	39,788	45,610	17,475	1998
Lima Center	Lima, OH	—	1,781	5,151	—	7,850	1,781	13,001	14,782	6,334	1978
Lincoln Crossing	O'Fallon (St. Louis), IL	—	674	2,192	—	845	674	3,037	3,711	1,558	1990
MacGregor Village	Cary, NC	—	502	8,897	—	320	502	9,217	9,719	2,264	2004
Mall of Georgia Crossing	Buford (Atlanta), GA	24,934	9,506	32,892	—	960	9,506	33,852	43,358	15,014	2004
Markland Plaza	Kokomo, IN	—	206	738	—	6,180	206	6,918	7,124	3,649	1974
Martinsville Plaza	Martinsville, VA	—	—	584	—	461	—	1,045	1,045	818	1967
Matteson Plaza	Matteson (Chicago), IL	—	1,771	9,737	—	3,577	1,771	13,314	15,085	7,640	1988
Muncie Towne Plaza	Muncie, IN	7,039	267	10,509	87	1,836	354	12,345	12,699	5,712	1998
New Castle Plaza	New Castle, IN	—	128	1,621	—	1,511	128	3,132	3,260	1,749	1966
North Ridge Shopping Center	Raleigh, NC	12,500	385	12,838	—	1,075	385	13,913	14,298	3,388	2004
Northwood Plaza	Fort Wayne, IN	—	148	1,414	—	1,990	148	3,404	3,552	2,192	1974
Palms Crossing	McAllen, TX	37,747	13,496	45,925	—	9,252	13,496	55,177	68,673	13,279	2006
Richardson Square	Richardson (Dallas), TX	—	6,285	—	990	15,137	7,275	15,137	22,412	2,601	1977
Rockaway Commons	Rockaway (New York), NJ	—	5,149	26,435	—	8,289	5,149	34,724	39,873	10,859	1998
Rockaway Town Plaza	Rockaway (New York), NJ	—	—	18,698	2,227	3,086	2,227	21,784	24,011	5,377	2004
Shops at Arbor Walk, The	Austin, TX	42,662	930	42,546	—	4,871	930	47,417	48,347	10,709	2005
Shops at North East Mall, The	Hurst (Dallas), TX	—	12,541	28,058	402	4,889	12,943	32,947	45,890	17,475	1999
St. Charles Towne Plaza	Waldorf (Washington, D.C.), MD	—	8,377	18,993	—	3,952	8,377	22,945	31,322	12,341	1987
Tippecanoe Plaza	Lafayette, IN	—	—	745	234	5,231	234	5,976	6,210	3,639	1974
University Center	Mishawaka, IN	—	2,119	8,365	—	1,954	2,119	10,319	12,438	8,398	1980
Washington Plaza	Indianapolis, IN	—	805	1,833	—	1,220	805	3,053	3,858	2,615	1976
Waterford Lakes Town Center	Orlando, FL	—	8,679	72,836	—	15,723	8,679	88,559	97,238	43,632	1999
West Ridge Plaza	Topeka, KS	—	1,376	4,560	—	2,380	1,376	6,940	8,316	3,571	1988
White Oaks Plaza	Springfield, IL	14,078	3,169	14,267	—	4,140	3,169	18,407	21,576	8,916	1986
Wolf Ranch Town Center	Georgetown (Austin), TX	—	21,403	51,547	—	10,847	21,403	62,394	83,797	16,969	2004
Development Projects
Fairfield Town Center	Houston, TX	—	9,876	3,373	—	—	9,876	3,373	13,249	—
University Town Plaza	Pensacola, FL	—	6,009	16,341	—	—	6,009	16,341	22,350	—

		$924,568	$626,678	$2,860,398	$35,430	$1,078,236	$662,108	$3,938,634	$4,600,742	$1,751,944

 Notes to Schedule III as of December 31, 2012

(Dollars in thousands)

(1) Reconciliation of Real Estate Properties:

            The changes in real estate assets for the years ended December 31, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
Balance, beginning of year	$4,527,030	$4,112,189	$4,090,159
Acquisitions	29,978	356,928	0
Improvements	93,477	80,833	36,189
Disposals *	(49,743)	(22,920)	(14,159)

Balance, close of year	$4,600,742	$4,527,030	$4,112,189

*
Primarily represents fully depreciated assets which have been disposed.

            The unaudited aggregate cost of real estate assets for federal income tax purposes as of December 31, 2012 was $4,306,222.

(2) Reconciliation of Accumulated Depreciation:

            The changes in accumulated depreciation and amortization for the years ended December 31, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
Balance, beginning of year	$1,636,927	$1,520,744	$1,398,599
Depreciation expense	159,763	138,249	138,666
Disposals	(44,746)	(22,066)	(16,521)

Balance, close of year	$1,751,944	$1,636,927	$1,520,744

            Depreciation of our investment in buildings and improvements reflected in the combined statements of operations is calculated over the estimated original lives of the assets as noted below.

  •
  Buildings and Improvements — typically 10-40 years for the structure, 15 years for landscaping and parking lot, and 10 years for HVAC equipment.

  •
  Tenant Allowances and Improvements — shorter of lease term or useful life.

(3)
Encumbrances represent face amount of mortgage debt and exclude any premiums or discounts.

SPG Businesses
Unaudited Combined Balance Sheets
(Dollars in thousands)

	September 30, 2013	December 31, 2012
ASSETS:
Investment properties at cost	$4,704,288	$4,664,028
Less — accumulated depreciation	1,909,632	1,802,322

	2,794,656	2,861,706
Cash and cash equivalents	43,167	30,986
Tenant receivables and accrued revenue, net	58,080	59,336
Investment in unconsolidated entities, at equity	3,666	3,775
Deferred costs and other assets	91,643	104,387

Total assets	$2,991,212	$3,060,190

LIABILITIES:
Mortgages	$918,043	$926,159
Accounts payable, accrued expenses, intangibles, and deferred revenues	145,131	157,929
Cash distributions and losses in partnerships and joint ventures, at equity	39,611	39,227
Other liabilities	3,975	14,297

Total liabilities	1,106,760	1,137,612

EQUITY:
SPG equity	1,883,553	1,921,597
Noncontrolling interests	899	981

Total equity	1,884,452	1,922,578

Total liabilities and equity	$2,991,212	$3,060,190

The accompanying notes are an integral part of these statements.

SPG Businesses
Unaudited Combined Statements of Operations
(Dollars in thousands)

	For the Nine Months Ended September 30,
	2013	2012
REVENUE:
Minimum rent	$309,187	$307,247
Overage rent	4,813	4,826
Tenant reimbursements	137,334	135,156
Other income	6,168	6,479

Total revenue	457,502	453,708

EXPENSES:
Property operating	77,059	78,635
Depreciation and amortization	135,729	135,726
Real estate taxes	57,811	57,240
Repairs and maintenance	15,685	15,033
Advertising and promotion	6,110	6,413
Provision for credit losses	294	971
Other	3,529	3,503

Total operating expenses	296,217	297,521

OPERATING INCOME	161,285	156,187
Interest expense	(41,247)	(44,818)
Income and other taxes	(170)	(252)
Income from unconsolidated entities	958	852
Gain on sale of interests in properties	14,152	—

NET INCOME	134,978	111,969
Net income attributable to noncontrolling interests	179	204

NET INCOME ATTRIBUTABLE TO SPG	$134,799	$111,765

The accompanying notes are an integral part of these statements.

SPG Businesses
Unaudited Combined Statements of Cash Flows
(Dollars in thousands)

	For the Nine Months Ended September 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$134,978	$111,969
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	136,918	136,188
Gain on sale of interests in properties	(14,152)	—
Provision for credit losses	294	971
Straight-line rent	76	(607)
Equity in income of unconsolidated entities	(958)	(852)
Distributions of income from unconsolidated entities	1,114	2,057
Changes in assets and liabilities —
Tenant receivables and accrued revenue, net	886	4,422
Deferred costs and other assets	(213)	(545)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	(15,948)	(4,306)

Net cash provided by operating activities	242,995	249,297

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net	(64,435)	(50,720)
Investments in unconsolidated entities	(1,956)	(3,433)
Distributions of capital from unconsolidated entities	3,274	338

Net cash used in investing activities	(63,117)	(53,815)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in SPG investment, net	(159,673)	(95,178)
Distributions to noncontrolling interest holders in properties	(261)	(83)
Proceeds from issuance of debt, net of transaction costs	—	45,549
Repayments of debt	(7,763)	(140,761)

Net cash used in financing activities	(167,697)	(190,473)

INCREASE IN CASH AND CASH EQUIVALENTS	12,181	5,009
CASH AND CASH EQUIVALENTS, beginning of period	30,986	22,611

CASH AND CASH EQUIVALENTS, end of period	$43,167	$27,620

The accompanying notes are an integral part of these statements.

SPG Businesses

Notes to Unaudited Combined Financial Statements

(Dollars in thousands, except where indicated as in millions or billions)

1. Organization

            SPG SpinCo Subsidiary Inc. ("SpinCo") is a newly formed Indiana corporation that was created to hold the strip center business and smaller enclosed malls of Simon Property Group, Inc. ("SPG") and its subsidiaries. SpinCo is currently a wholly owned subsidiary of SPG. Prior to or concurrently with the separation, SPG will engage in certain formation transactions that are designed to consolidate the ownership of its interests in 98 properties ("SPG Businesses") and distribute such interests to SpinCo and its operating partnership, SPG SpinCo Subsidiary L.P. ("SpinCo L.P."). Pursuant to the separation agreement, SPG will distribute 100% of the common shares of SpinCo on a pro rata basis to SPG's shareholders as of the record date. Unless the context otherwise requires, references to "we", "us" and "our" refer to SPG Businesses after giving effect to the transfer of assets and liabilities from SPG. In addition, SPG Businesses are currently operated as subsidiaries of SPG, which operates as a REIT. SpinCo is expected to operate as a REIT subsequent to the separation and distribution.

            At the time of the separation and distribution, SpinCo will own a percentage of the outstanding common units of SpinCo L.P. that is equal to the percentage of outstanding common units of Simon Property Group, L.P. owned by Simon Property Group, Inc., with the remaining common units of SpinCo L.P. being owned by several limited partners who are also limited partners of Simon Property Group, L.P. At the effective time of the distribution, limited partners of Simon Property Group, L.P. will own the same percentage of outstanding common units of SpinCo L.P. that they own in Simon Property Group, L.P. The common units in SpinCo L.P. will be redeemable by their holders for cash or, at SpinCo's option, for SpinCo common shares on a one-for-one basis. The accompanying combined financial statements reflect Simon Property Group, L.P.'s interests in the SPG Businesses.

            To date, we have not conducted any business as a separate company and have no material assets or liabilities. The operations of the business to be transferred to SpinCo by SPG are presented as if the transferred business was our business for all historical periods described and at the carrying value of such assets and liabilities reflected in SPG's books and records.

            SpinCo will enter into agreements with SPG which will provide for various services to be provided to SpinCo by SPG, including accounting, asset management, development, human resources, information technology, leasing, legal, marketing, public reporting and tax. The charges for the services will be estimated based on an hourly or per transaction fee arrangement and pass-through of out-of-pocket costs.

            Our assets are expected to consist of interests in 44 malls with approximately 36.4 million square feet of gross leasable space and 54 strip centers with approximately 16.6 million square feet of gross leasable space. One of these strip centers was under development at December 31, 2012 and subsequently opened during the third quarter of 2013. In addition to the above properties, the combined historical financial statements include interests in three strip centers held within a joint venture portfolio of properties which were sold during the first quarter of 2013 as well as one additional strip center which is expected to be disposed of prior to the distribution. Our ownership interests in these properties are combined under accounting principles generally accepted in the United States of America ("GAAP").

            We derive our revenues primarily from retail tenant leases, including fixed minimum rent leases, overage and percentage rent leases based on tenants' sales volumes, offering property operating services to our tenants and others, including energy, waste handling and facility services, and reimbursements from tenants for certain recoverable expenditures such as property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

            We seek to enhance the performance of our properties and increase our revenues by, among other things, securing leases of anchor tenant spaces, re-developing or renovating existing properties to increase the leasable square footage, and increasing the productivity of occupied locations through aesthetic upgrades, re-merchandising and/or changes to the retail use of the space.

SPG Businesses

Notes to Unaudited Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

2. Basis of Presentation and Combination

            The accompanying unaudited combined financial statements include the accounts of SPG Businesses presented on a combined basis as the ownership interests are currently under common control and ownership of SPG. All significant intercompany balances and transactions have been eliminated. Due to the seasonal nature of certain operational activities, the results for the interim period ended September 30, 2013, are not necessarily indicative of the results to be expected for the full year.

            These combined financial statements have been prepared in accordance with the instructions to Form 10-Q and include all of the information and disclosures required by GAAP for interim reporting. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In the opinion of management, all adjustments necessary for fair presentation (including normal recurring accruals) have been included. These combined unaudited financial statements should be read in conjunction with the historical audited combined financial statements and related notes.

            Our combined financial statements are derived from the books and records of SPG and were carved-out from SPG at a carrying value reflective of such historical cost in such SPG records. Our historical financial results reflect charges for certain corporate costs and we believe such charges are reasonable; however, such results do not necessarily reflect what our expenses would have been had we been operating as a separate stand-alone public company. These charges are further discussed in Note 8. Costs of the services that were charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us. The historical combined financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company. For joint venture or mortgaged properties, SPG has a standard management agreement for management, leasing and development activities provided to the properties. Management fees are based upon a percentage of revenues. For any wholly owned property that does not have a management agreement, SPG allocates the proportion of the underlying costs of management, leasing and development, in a manner that is materially consistent with the percentage of revenue-based management fees and/or upon the actual volume of leasing and development activity occurring at the property.

            These combined financial statements reflect the consolidation of properties that are wholly owned or properties in which we own less than a 100% interest but that we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us.

            We also consolidate a variable interest entity, or VIE, when we are determined to be the primary beneficiary. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements. There have been no changes during 2013 in previous conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During 2013, we did not provide financial or other support to a previously identified VIE that we were not previously contractually obligated to provide.

            Investments in partnerships and joint ventures represent our noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement and cash contributions and distributions, if applicable. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences. We separately report investments in joint ventures for which accumulated distributions have exceeded investments in and our share of net income from the joint ventures within cash distributions and losses in partnerships and joint ventures,

SPG Businesses

Notes to Unaudited Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

2. Basis of Presentation and Combination (Continued)

at equity in the combined balance sheets. The net equity of certain joint ventures is less than zero because of financing or operating distributions that are usually greater than net income, as net income includes non-cash charges for depreciation and amortization.

            As of September 30, 2013, the combined financial statements reflect the consolidation of 83 wholly owned properties and four additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for our interests in the remaining 12 properties, or the joint venture properties, using the equity method of accounting, as we have determined we have significant influence over their operations. We manage the day-to-day operations of the joint venture properties, but have determined that our partner or partners have substantive participating rights with respect to the assets and operations of these joint venture properties.

3. Summary of Significant Accounting Policies

  Cash and Cash Equivalents

            We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents generally consist of commercial paper, bankers acceptances, repurchase agreements, and money market deposits or securities. Financial instruments that potentially subject us to concentrations of credit risk include our cash and cash equivalents and our trade accounts receivable. We place our cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits.

  Investment Properties

            We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred during construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extends the useful life, increases capacity, or improves the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We amortize tenant allowances and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

            We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in a property's cash flows, ending occupancy or total sales per square foot. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using unobservable data such as operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments, including investments in unconsolidated entities, if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments is other-than-temporary. Changes in economic and operating conditions that occur subsequent to our review of recoverability of investment property and other investments could impact the assumptions

SPG Businesses

Notes to Unaudited Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

  Investments in Unconsolidated Entities

            Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio of properties. We held joint venture ownership interests in 12 properties as of September 30, 2013 and 15 properties as of December 31, 2012. Note 4 includes additional discussion related to current period disposition activity.

            Certain of our joint venture properties are subject to various rights of first refusal, buy-sell provisions, put and call rights, or other sale or marketing rights for partners which are customary in real estate joint venture agreements and the industry. We and our partners in these joint ventures may initiate these provisions (subject to any applicable lock up or similar restrictions), which may result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest from our partner.

  Fair Value Measurements

            Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

            Note 5 includes a discussion of the fair value of debt measured using Level 2 inputs. Note 3 includes a discussion of the fair values recorded in impairment using Level 3 inputs. Level 3 inputs to our impairment analysis include our estimations of net operating results of the property, capitalization rates and discount rates.

  Use of Estimates

            We prepared the accompanying combined financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

  Per Share Data

            Presentation of earnings per share information is not applicable as all our common shares, since the date of our formation are owned directly or indirectly by SPG.

4. Real Estate Acquisitions and Dispositions

            Acquisition and disposition activity for the periods presented is highlighted as follows:

  2013 Dispositions

            On February 21, 2013, SPG increased its economic interest in three unconsolidated strip centers and subsequently disposed of its interests in those properties. These properties were part of a portfolio of interests in properties, the remainder of which is included within those properties expected to be distributed by SPG to SpinCo.

SPG Businesses

Notes to Unaudited Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

4. Real Estate Acquisitions and Dispositions (Continued)

The aggregate gain recognized on this transaction was approximately $14.2 million and is included in Gain on sale of interests in properties in the combined statements of operations.

  2012 Acquisition

            On March 22, 2012, SPG acquired a controlling interest in Concord Mills Marketplace, a previously unconsolidated property, and recorded its acquisition of the interest using the acquisition method of accounting. Results of operations of this property have been included in the combined results from the date of SPG's acquisition of its 100% interest in this property. Tangible and intangible assets and liabilities were established based on their estimated fair values at the date of acquisition.

5. Indebtedness

            Total mortgage indebtedness was $918.0 million and $926.2 million at September 30, 2013 and December 31, 2012, respectively.

            In October 2013, Concord Mills Marketplace refinanced its $12.2 million, 5.76% fixed rate mortgage maturing February 1, 2014 with a $16.0 million, 4.82% fixed rate mortgage that matures November 1, 2023.

            At September 30, 2013, certain of our subsidiaries were the borrowers under 24 non-recourse mortgage notes secured by mortgages on 24 properties, including two separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of six properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt instruments contain financial and other non-financial covenants which are specific to the properties which serve as collateral for that debt. Our existing non-recourse mortgage notes generally prohibit our subsidiaries that are borrowers thereunder from incurring additional indebtedness, subject to certain customary and limited exceptions. In addition, certain of these instruments limit the ability of the applicable borrower's parent entity from incurrent mezzanine indebtedness unless certain conditions are satisfied, including compliance with maximum loan to value ratio and minimum debt service coverage ratio tests. Further, under certain of these existing agreements, if certain cash flow levels in respect of the applicable mortgaged property (as described in the applicable agreement) are not maintained for at least two consecutive quarters, the lender could accelerate the debt and enforce its right against its collateral. If the borrower fails to comply with these covenants, the lender could accelerate the debt and enforce its right against their collateral. At September 30, 2013, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually, or giving effect to applicable cross-default provisions in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

Fair Value of Debt

            We estimate the fair values of fixed-rate mortgages using cash flows discounted at current borrowing rates. The book value of our fixed-rate mortgages was $918.0 million and $926.2 million as of September 30, 2013 and December 31, 2012, respectively. The fair values of these financial instruments and the related discount rate assumptions as of September 30, 2013 and December 31, 2012 are summarized as follows:

	September 30, 2013	December 31, 2012
Fair value of fixed-rate mortgages	$973,279	$1,014,405
Weighted average discount rates assumed in calculation of fair value for fixed-rate mortgages	3.52%	3.33%

SPG Businesses

Notes to Unaudited Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

6. Equity

            The following table provides a reconciliation of the beginning and ending carrying amounts of combined total equity.

	SPG Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2013	$1,921,597	$981	$1,922,578
Net Income	134,799	179	134,978
Distributions to noncontrolling interest holders in properties	—	(261)	(261)
Distributions to SPG, net	(172,843)	—	(172,843)

Balance at September 30, 2013	$1,883,553	$899	$1,884,452

7. Commitments and Contingencies

  Litigation

            We are involved from time-to-time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters, and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

  Concentration of Credit Risk

            Our properties rely heavily upon anchor or major tenants to attract customers; however, these retailers do not constitute a material portion of our financial results. Additionally, many anchor retailers in the mall properties own their spaces further reducing their contribution to our operating results. All operations are within the United States and no customer or tenant accounts for 5% or more of our combined revenues.

8. Related Party Transactions

            As described in Note 1, the accompanying combined financial statements present the operations of SPG Businesses as carved-out from the financial statements of SPG. Transactions between the properties have been eliminated in the combined presentation. Also as described in Note 1, a fee for certain centralized SPG costs incurred for activities such as common costs for management and other services, national advertising and promotion programs, consulting, accounting, legal, marketing and management information systems have been made to the properties in the combined financial statements. In addition, certain commercial general liability and property damage insurance is provided to the properties by an indirect subsidiary of SPG. Amounts charged to expense for common costs, services and other as well as insurance premiums are included within property operating costs in the combined statements of operations. Charges for such activities for each of the periods presented for properties which are consolidated in the SPG Businesses portfolio are as included below.

	For the Nine Months Ended September 30,
	2013	2012
Common costs, services and other	$12,483	$12,510
Insurance premiums	6,868	7,079
Advertising and promotional programs	513	1,012

SPG Businesses

Notes to Unaudited Combined Financial Statements (Continued)

(Dollars in thousands, except where indicated as in millions or billions)

8. Related Party Transactions (Continued)

            Leasing and development fees charged by SPG are capitalized by the property. For the nine months ended September 30, 2012 and 2011, these charges were $1,048 and $721, respectively.

            Leasing and development fees charged to unconsolidated properties were $170 and $281 for the nine months ended September 30, 2012 and 2011, respectively. Amounts charged to unconsolidated properties within the SPG Businesses portfolio as included below:

	For the Nine Months Ended September 30,
	2013	2012
Property management costs, services and other	$3,039	$3,478
Insurance premiums	195	194
Advertising and promotional programs	42	59

            At September 30, 2013 and December 31, 2012, $2,246 and $3,969, respectively, were payable to SPG and its affiliates and are included in accounts payable, accrued expenses, intangibles, and deferred revenue in the accompanying combined balance sheets.

QuickLinks

TABLE OF CONTENTS
Presentation of Information
INFORMATION STATEMENT SUMMARY
  Our Company
  Competitive Strengths
  Our Tenants and Anchors
  Top Mall Inline Store Tenants (based on percentage of total base minimum rent)
  Top Mall Anchors (based on total square footage of our properties)(2)
  Top Strip Center Tenants (based on percentage of total base minimum rent)
  Lease Expirations(1)
  The Separation
  Reasons for the Separation
  Corporate Information
  Reason for Furnishing this Information Statement
  Risks Associated with SpinCo's Business and the Separation
QUESTIONS AND ANSWERS ABOUT THE SEPARATION
SUMMARY HISTORICAL COMBINED FINANCIAL DATA
  Net Operating Income
  Funds from Operations
RISK FACTORS
  Risks Related to Our Business and Operations
  Risks Related to the Separation
  Risks Related to Our Status as a REIT
  Risks Related to Our Common Shares
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL COMBINED FINANCIAL DATA
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
SPG SpinCo Subsidiary Inc. Unaudited Pro Forma Combined Statement of Operations (Dollars in thousands) For the Nine Months Ended September 30, 2013
SPG SpinCo Subsidiary Inc. Unaudited Pro Forma Combined Statement of Operations (Dollars in thousands) For the Year Ended December 31, 2012
SPG SpinCo Subsidiary Inc. Unaudited Pro Forma Combined Balance Sheet (Dollars in thousands) September 30, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  Separation from SPG
  Overview — Basis of Presentation
  Overview and Outlook
  Portfolio Data
  Critical Accounting Policies
  Results of Operations
  Liquidity and Capital Resources
  Market Risk
  Transition from SPG and Cost to Operate as an Independent Company
  Non-GAAP Financial Measures
BUSINESS
  Our Company
  Competitive Strengths
Debt Information (as of September 30, 2013)
  Our Tenants and Anchors
  Top Mall Inline Store Tenants (based on percentage of total base minimum rent)
  Top Mall Anchors (based on total square footage of our properties)(2)
  Top Strip Center Tenants (based on percentage of total base minimum rent)
  Lease Expirations(1)
  Financing
  Competition
  Seasonality
  Employees
  Insurance
  Legal Proceedings
  Environmental Matters
  Other Policies
MANAGEMENT
  Executive Officers Following the Separation
  Board of Directors Following the Separation
  Committees of the Board of Directors
  Compensation Committee Interlocks and Insider Participation
  Corporate Governance
COMPENSATION DISCUSSION AND ANALYSIS
  Effects of the Separation on Outstanding SPG Equity-Based Compensation Awards
  SpinCo Compensation Programs
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
  Related Person Transactions
  Agreements with SPG
  The Separation Agreement
  Property Management Agreements
  Transition Services Agreement
  Tax Matters Agreement
  Employee Matters Agreement
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
  Security Ownership of Certain Beneficial Owners
  Security Ownership of Directors
THE SEPARATION
  Background
  Reasons for the Separation
  Formation of a New Company Prior to SpinCo's Distribution
  When and How You Will Receive the Distribution
  Transferability of Shares You Receive
  The Number of SpinCo Common Shares You Will Receive
  Results of the Distribution
  Market for SpinCo Common Shares
  Trading Between the Record Date and Distribution Date
  Conditions to the Distribution
  Material U.S. Federal Income Tax Consequences of the Distribution
DESCRIPTION OF MATERIAL INDEBTEDNESS
DESCRIPTION OF SPINCO'S CAPITAL STOCK
  General
  Common Shares
  Preferred Shares
  Restrictions on Ownership and Transfer
  Anti-Takeover Effects of Various Provisions of Indiana Law and SpinCo's Amended and Restated Articles of Incorporation and Bylaws
  Annual Election of Directors
  Removal of Directors
  Amendments to Amended and Restated Articles of Incorporation
  Amendments to Bylaws
  Size of Board and Vacancies
  Special Shareholder Meetings
  Shareholder Action by Unanimous Written Consent
  Requirements for Advance Notification of Shareholder Nominations and Proposals
  No Cumulative Voting
  Undesignated Preferred Shares
  Exclusive Forum
  Directors' Duties and Liability
  Indemnification
  Consideration of Effects on Other Constituents
  Authorized but Unissued Shares
  Listing
  Sale of Unregistered Securities
  Transfer Agent and Registrar
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
  Taxation of SpinCo
  Taxation of Shareholders
  Other Tax Considerations
SHARES ELIGIBLE FOR FUTURE SALE
  General
  Redemption/Exchange Rights
  Rule 144
  Grants Under Our Equity Compensation Plan
PARTNERSHIP AGREEMENT
  Management
  Transferability of Interests
  Capital Contributions
  Redemption Rights
  Conversion Rights
  Operations
  Distributions
  Allocations
  Amendments
  Exculpation and Indemnification of the General Partner
  Term
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
SPG SpinCo Subsidiary Inc. NOTES TO BALANCE SHEET AS OF DECEMBER 17, 2013 (capitalization)
Notes to Schedule III as of December 31, 2012 (Dollars in thousands)
  (1) Reconciliation of Real Estate Properties
  (2) Reconciliation of Accumulated Depreciation